Form 10-K, Exhibit 13
period 1996-09-28
TREX MEDICAL CORP
filed 1996-12-06
CIK 1003539

Exhibit 13





















                            Trex Medical Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1996
PAGE

    Trex Medical Corporation
    Consolidated Statement of Income
                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
    (In thousands except)     Sept. 28,   Sept. 30,    Sept. 30,    Dec. 31,
    per share amounts)             1996        1995         1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Revenues (includes $8,910,
      $470, $470 and $0 to
      affiliated companies)
      (Notes 9 and 10)         $150,195    $ 70,505    $ 55,291    $ 54,410
                               --------    --------    --------    --------

    Costs and Operating
      Expenses:
      Cost of revenues
      (includes $4,698, $223,
        $223 and $0 for
        affiliated companies
        revenues) (Note 9)       86,642      36,320      28,180      27,794
      Selling, general and
        administrative
        expenses (Note 9)        27,156      15,652      12,174      13,272
      Research and development
        expenses (Note 9)        18,862      11,937       8,595      10,662
                               --------    --------    --------    --------
                                132,660      63,909      48,949      51,728
                               --------    --------    --------    --------

    Operating Income             17,535       6,596       6,342       2,682

    Interest Income               1,290           -           -           -
    Interest Expense, Related
      Party (Note 9)             (1,373)          -           -           -
    Other Income (Expense), Net      60          11          22         (22)
                               --------    --------    --------    --------
    Income Before Provision for
      Income Taxes               17,512       6,607       6,364       2,660
    Provision for Income Taxes
      (Note 7)                    8,168       3,015       2,881       1,466
                               --------    --------    --------    --------
    Net Income                 $  9,344    $  3,592    $  3,483    $  1,194
                               ========    ========    ========    ========
    Earnings per Share:
      Primary                  $    .40    $    .18    $    .17    $    .06
                               ========    ========    ========    ========
      Fully diluted            $    .38    $    .18    $    .17    $    .06
                               ========    ========    ========    ========
    Weighted Average Shares:
      Primary                    23,483      20,151      20,151      20,151
                               ========    ========    ========    ========
      Fully diluted              26,550      20,151      20,151      20,151
                               ========    ========    ========    ========

    The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

    Trex Medical Corporation
    Consolidated Balance Sheet
                                                September 28,  September 30,
    (In thousands except share amounts)                  1996           1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                      $ 33,966       $    202
      Accounts receivable, less allowances
        of $1,264 and $870                             29,104         14,937
      Inventories                                      33,010         16,667
      Prepaid expenses                                  1,316            113
      Prepaid income taxes (Note 7)                     5,712          3,474
                                                     --------       --------
                                                      103,108         35,393
                                                     --------       --------
    Property, Plant and Equipment, at Cost, Net        13,770          7,811
                                                     --------       --------
    Cost in Excess of Net Assets of Acquired
      Companies (Note 3)                               83,972         59,170
                                                     --------       --------
                                                     $200,850       $102,374
                                                     ========       ========

    Liabilities and Shareholders' Investment
    Current Liabilities:
      Accounts payable                               $ 12,598       $  7,381
      Accrued payroll and employee benefits             4,616          2,338
      Accrued warranty costs                            5,344          2,991
      Customer deposits                                 3,414            771
      Accrued income taxes                              2,010              -
      Other accrued expenses (Note 3)                  12,203          8,245
      Due to affiliated companies                       3,089            496
                                                     --------       --------
                                                       43,274         22,222
                                                     --------       --------
    Deferred Income Taxes (Note 7)                        170            142
                                                     --------       --------
    Long-term Obligations:
      4.2% Subordinated convertible note, due
        to parent company (Note 9)                      8,000              -
      Other                                               109              -
                                                     --------       --------
                                                        8,109              -
                                                     --------       --------
    Commitments and Contingencies
      (Notes 3, 8, 9 and 11)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.01 par value, 50,000,000
        shares authorized; 28,592,630 shares
        issued and outstanding in 1996                    286              -
      Capital in excess of par value                  139,667              -
      Retained earnings                                 9,344              -
      Net parent company investment                         -         80,010
                                                     --------       --------
                                                      149,297         80,010
                                                     --------       --------
                                                     $200,850       $102,374
                                                     ========       ========
    The accompanying notes are an integral part of these consolidated financial statements.
                                        3PAGE

    Trex Medical Corporation
    Consolidated Statement Of Cash Flows

                                                    Nine Months
                                   Year Ended          Ended     Year Ended
                              --------------------- -----------  ----------
                              Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
    (In thousands)                 1996        1995        1995        1994
    -----------------------------------------------------------------------
                                         (Unaudited)
    Operating Activities:
      Net income               $  9,344    $  3,592   $  3,483    $  1,194
      Adjustments to reconcile
        net income to net cash
        provided by operating
        activities:
          Depreciation and
            amortization          3,195       1,702      1,315       1,491
          Provision for losses
            on accounts
            receivable              273          75         25         175
          Increase (decrease)
            in deferred income
            taxes                   (26)         61         29          32
          Gain on sale of
            property, plant
            and equipment           (32)        (15)       (15)          -
          Changes in current
            accounts, exclud-
            ing the effects
            of acquisitions:
              Accounts
                receivable       (7,681)     (1,305)      (693)     (3,316)
              Inventories        (2,105)       (533)    (1,476)        153
              Other current
                assets           (1,835)         (6)       (82)        125
              Accounts payable      106       2,342        621       1,861
              Other current
                liabilities       4,711      (1,139)       444         411
                               --------    --------   --------    --------
      Net cash provided by
        operating activities      5,950       4,774      3,651       2,126
                               --------    --------   --------    --------

    Investing Activities:
      Acquisitions, net of cash
        acquired (Note 3)       (36,888)          -          -           -
      Purchases of property,
        plant and equipment      (3,071)     (1,533)      (957)     (1,300)
      Other, net                     16          14         14          29
                               --------    --------   --------    --------
      Net cash used in
        investing activities   $(39,943)   $ (1,519)  $   (943)   $ (1,271)
                               --------    --------   --------    --------



                                        4PAGE

    Trex Medical Corporation
    Consolidated Statement of Cash Flows (continued)

                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                             ----------------------  -----------  ----------
                             Sept. 28,    Sept. 30,    Sept. 30,    Dec. 31,
    (In thousands)                1996         1995         1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Financing Activities:
      Net proceeds from
        issuance of Company
        common stock (Note 4) $ 67,757     $      -    $      -     $      -
      Net transfers to parent
        company                      -       (3,053)     (2,506)        (855)
                              --------     --------    --------     --------
      Net cash provided by
        (used in) financing
        activities              67,757       (3,053)     (2,506)        (855)
                              --------     --------    --------     --------
    Increase in Cash and
      Cash Equivalents          33,764          202         202            -
    Cash and Cash Equivalents
      at Beginning of Period       202            -           -            -
                              --------     --------    --------     --------
    Cash and Cash Equivalents
      at End of Period        $ 33,966     $    202    $    202     $      -
                              ========     ========    ========     ========
    Cash Paid For:
      Interest                $  1,373     $      -    $      -     $      -
      Income taxes            $  1,294     $      -    $      -     $      -

    Noncash Activities:
      Fair value of assets of
        acquired companies    $ 53,519     $      -    $      -     $      -
      Cash paid for acquired
        companies              (38,178)           -           -            -
                              --------     --------    --------     --------
          Liabilities assumed
           of acquired
           companies          $ 15,341     $      -    $      -     $      -
                              ========     ========    ========     ========
      Transfer of acquired
        business from
        parent company, net
        of cash               $      -     $ 42,000    $ 42,000     $      -
      Issuance of subordinated
        convertible note to
        parent company        $ 42,000     $      -    $      -     $      -
      Conversions of subord-
        inated convertible
        note by parent
        company               $ 34,000     $      -    $      -     $      -

    The accompanying notes are an integral part of these consolidated financial statements.
                                        5PAGE

    Trex Medical Corporation
    Consolidated Statement of Shareholders' Investment


                                   Common    Capital
                                   Stock,  in Excess              Net Parent
                                 $.01 Par     of Par    Retained     Company
    (In thousands)                  Value      Value    Earnings  Investment
    ------------------------------------------------------------------------

    Balance January 1, 1994      $      -   $      -    $      -    $ 36,694
    Net income                          -          -           -       1,194
    Net transfers to parent
      company                           -          -           -        (855)
                                 --------   --------    --------    --------
    Balance December 31, 1994           -          -           -      37,033
    Net income                          -          -           -       3,483
    Net transfers to parent
      company                           -          -           -      (2,506)
    Transfer of acquired
      business from parent
      company, net of cash
      (Note 3)                          -          -           -      42,000
                                 --------   --------    --------    --------
    Balance September 30, 1995          -          -           -      80,010
    Issuance of subordinated
      convertible note to parent
      company (Note 9)                  -    (42,000)          -           -
    Capitalization of Company         200     79,810           -     (80,010)
    Net income                          -          -       9,344           -
    Net proceeds from issuance
      of Company common stock
      (Note 4)                         57     67,700           -           -
    Tax benefit related to
      employees' and directors'
      stock plans                       -        186           -           -
    Conversions of subordinated
      convertible note by parent
      company (Note 4)                 29     33,971           -           -
                                 --------   --------    --------    --------
    Balance September 28, 1996   $    286   $139,667    $  9,344    $      -
                                 ========   ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.
                                        6PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    1.   Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations

         Trex Medical Corporation (the Company) designs, manufactures, and markets mammography equipment and minimally invasive stereotactic breast-biopsy systems used for the detection of breast cancer. The Company also designs and manufactures general radiography (X-ray) equipment and X-ray imaging systems used for cardiac catheterization and angiography, as well as radiographic fluoroscopy. The Company's mammography and stereotactic breast-biopsy systems are used by radiologists and physicians in offices, hospitals, and dedicated breast-care centers, and its general X-ray systems are used by physicians and radiologists, both in office and hospital settings, as well as by veterinarians and chiropractors.

    Relationship with ThermoTrex Corporation and Thermo Electron Corporation

         The Company was incorporated in September 1995 as a wholly owned subsidiary of ThermoTrex Corporation (ThermoTrex). On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding shares of capital stock of Bennett X-Ray Corporation (Bennett), in exchange for a $42.0 million principal amount 4.2% subordinated convertible note
    (Note 9). As of September 28, 1996, ThermoTrex had converted $34.0 million principal amount of this note. On October 16, 1995, ThermoTrex transferred to the Company the assets, liabilities, and businesses of ThermoTrex's Lorad division (Lorad) and ThermoTrex's research and development activities pertaining to its Sonic CT(TM) system, in exchange for 20,000,000 shares of the Company's common stock. ThermoTrex acquired Lorad and Bennett in November 1992 and September 1995, respectively.

         As of September 28, 1996, ThermoTrex owned 22,883,798 shares of the Company's common stock, representing 80% of such stock outstanding. ThermoTrex is a 51%-owned subsidiary of Thermo Electron Corporation (Thermo Electron).

    Principles of Consolidation

         The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year

         In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995 to September 30, 1995, referenced as "fiscal 1995." References to "fiscal 1996" and "1994" are for the years ended September 28, 1996 and December 31, 1994, respectively. Fiscal 1996 and 1994 each included 52 weeks. The unaudited consolidated statements of income and cash flows for the 52-week period ended September 30, 1995 are presented for comparative purposes only.

                                        7PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Revenue Recognition

         The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment.

    Concentration of Credit Risk

         The Company sells its products primarily to customers in the healthcare industry. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

    Income Taxes

         The Company and ThermoTrex have a tax allocation agreement under which the Company is included in the consolidated income tax returns filed by ThermoTrex. The agreement provides that in years in which the Company has taxable income, it will pay to ThermoTrex amounts comparable to the taxes the Company would have paid upon filing separate tax returns. If ThermoTrex's equity ownership of the Company were to decrease below 80%, the Company would file its own income tax returns.

         In accordance with Statement of Financial Accounting Standards
    (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share

         Earnings per share have been computed based on the weighted average number of shares outstanding during the period. Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods include the 20,000,000 shares issued to ThermoTrex in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of common stock equivalents would be immaterial, they have been excluded from the primary earnings per share calculation subsequent to the Company's initial public offering. Fully diluted earnings per share include the assumed exercise of stock options and the assumed effect of the conversion of the Company's 4.2% subordinated convertible note, due to parent company.

                                        8PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cash and Cash Equivalents

         As of September 28, 1996, $32,696,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

         Prior to its incorporation in September 1995, the Company's cash receipts and disbursements were combined with other ThermoTrex corporate cash transactions and balances.

    Inventories

         Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                         1996       1995
    ----------------------------------------------------------------------
    Raw materials and supplies                          $20,513    $ 9,414
    Work in process                                       9,218      5,195
    Finished goods                                        3,279      2,058
                                                        -------    -------
                                                        $33,010    $16,667
                                                        =======    =======





                                        9PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property, Plant and Equipment

         The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 29 to 31.5 years; machinery and equipment, 3 to 8 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consist of the following:

    (In thousands)                                         1996       1995
    ----------------------------------------------------------------------
    Land                                                $ 1,194     $1,000
    Buildings                                             3,788      2,728
    Leasehold improvements                                2,195      1,293
    Machinery and equipment                              10,082      4,918
                                                        -------     ------
                                                         17,259      9,939
    Less: Accumulated depreciation and amortization       3,489      2,128
                                                        -------     ------
                                                        $13,770     $7,811
                                                        =======     ======

    Cost in Excess of Net Assets of Acquired Companies

         The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $3,621,000 and $1,935,000 as of September 28, 1996 and September 30, 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.

    Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                       10PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    2.   Unaudited Comparative Results

         The following unaudited financial information for the nine months ended October 1, 1994 is presented to provide comparative results for fiscal 1995, included in the accompanying statement of income.

                                                                   Nine
                                                               Months Ended
                                                                October 1,
    (In thousands except per share amounts)                        1994
                                                                ---------
    Revenues                                                     $39,196

    Costs and Operating Expenses:
      Cost of revenues                                            19,654
      Selling, general and administrative
        expenses                                                   9,794
      Research and development expenses                            7,320
                                                                 -------
                                                                  36,768
                                                                 -------

    Operating Income                                               2,428

    Other Expense, Net                                               (11)
                                                                 -------

    Income Before Provision for Income Taxes                       2,417

    Provision for Income Taxes                                     1,332
                                                                 -------
    Net Income                                                   $ 1,085
                                                                 =======
    Earnings per Share:
      Primary                                                    $   .05
                                                                 =======
      Fully diluted                                              $   .05
                                                                 =======

    Weighted Average Shares:
      Primary                                                     20,151
                                                                 =======
      Fully diluted                                               20,151
                                                                 =======


    3.   Acquisitions

         In September 1996, the Company acquired substantially all of the assets and liabilities of Continental X-Ray Corporation and affiliates (Continental), an Illinois-based company that designs, manufactures, and markets general-purpose and specialized X-ray systems, for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt.
                                       11PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    3.   Acquisitions (continued)

         In May 1996, the Company acquired substantially all of the assets and liabilities of XRE Corporation (XRE), a Massachusetts-based company that designs, manufactures, and markets X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions, for approximately $18.5 million in cash, net of cash acquired and including the repayment of debt.

         In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett, a New York-based manufacturer of high-frequency specialty and general-purpose X-ray systems, for approximately $42.9 million in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett, in exchange for a $42.0 million principal amount 4.2% subordinated convertible note
    (Note 9).

         These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition by the Company, or for Bennett, by ThermoTrex. The cost of the acquisitions exceeded the estimated fair value of the acquired net assets by $64.0 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for XRE and Continental, is subject to adjustment upon finalization of the purchase price allocation. To date, no information has been gathered that would cause the Company to believe that the final allocation of the purchase price will be materially different from the preliminary estimate.

         Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired on a pro forma basis, assuming Continental and XRE had been combined since the beginning of 1995 and Bennett had been combined since the beginning of 1994.

                                                     Nine
                                  Year Ended     Months Ended    Year Ended
    (In thousands except         September 28,   September 30,  December 31,
    per share amounts)                1996            1995          1994
    ------------------------------------------------------------------------
    Revenues                        $191,351        $126,185        $96,943
    Net income (loss)                  9,300           2,012         (1,258)
    Earnings (loss) per share:
      Primary                            .29             .07           (.06)
      Fully diluted                      .29             .07           (.06)

         The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of XRE and Continental been made at the beginning of fiscal 1995 and the acquisition of Bennett been made at the beginning of 1994.

         In November 1992, ThermoTrex acquired Lorad for $5.3 million in cash, assumption of $6.7 million of pre-existing debt of Lorad, and shares of ThermoTrex common stock and stock options valued at $12.3
                                       12PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    3.   Acquisitions (continued)

    million. In addition, in March 1995, ThermoTrex made a cash payment of $2.3 million to the holders of approximately 9.2% of Lorad's common stock who had earlier voted against the acquisition, in exchange for their interest in Lorad.

         Other accrued expenses in the accompanying balance sheet include $3.5 million and $4.0 million as of September 28, 1996 and September 30, 1995, respectively, for estimated reserves associated with acquisitions, including a reserve of approximately $2 million for legal fees and other costs associated with a patent infringement suit that existed prior to ThermoTrex's acquisition of Lorad. This suit was brought by Fischer Imaging Corporation (Fischer), which alleges that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages under this lawsuit, with respect to sales occurring prior to October 16, 1995, the date Lorad was transferred to the Company. Any payments received under such indemnity would be treated as a contribution to shareholders' investment. While the Company believes that it has meritorious legal defenses to the allegation, due to the inherent uncertainties of litigation, the Company is unable to predict the outcome of this matter. Although an unsuccessful resolution could have a material adverse effect on the Company's results of operations, in the opinion of management any resolution will not have a material adverse effect on the Company's financial position.


    4.   Common Stock

    Sale of Common Stock

         In July 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering and 871,832 shares of its common stock in a concurrent rights offering, at $14.00 per share, for net proceeds of $49.1 million.

         In November 1995, the Company issued 1,862,000 shares of its common stock in a private placement at $10.25 per share for net proceeds of $17.6 million. In January 1996, the Company issued 100,000 shares of its common stock in a private placement at $10.75 per share for net proceeds of $1.1 million. Certain officers and directors of the Company purchased an aggregate of 143,300 shares of the Company's common stock issued in these private placements. In addition, an entity indirectly related to a director of the Company purchased 200,000 shares of the Company's common stock issued in these private placements. This director, however, disclaims beneficial ownership of such shares.

    Conversion of Subordinated Convertible Note

         During fiscal 1996, ThermoTrex converted $34.0 million principal amount of the Company's 4.2% subordinated convertible note into 2,883,798 shares of the Company's common stock.

                                       13PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    4.   Common Stock (continued)

    Reserved Shares

         As of September 28, 1996, the Company had reserved 2,603,542 unissued shares of its common stock for possible issuance under stock-based compensation plans and conversion of the Company's 4.2% subordinated convertible note, due to parent company.

    5.   Stock-based Compensation Plans

         On November 1, 1995, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted to date became exercisable on September 30, 1996, and are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted on November 1, 1995, that provides for the grant of stock options, at fair market value, to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.




                                       14PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    5.   Stock-based Compensation Plans (continued)

         No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information for fiscal 1996 is as follows:

                                                                  Range of
                                                                    Option
                                                     Number         Prices
                                                         of            per
    (In thousands except per share amounts)          Shares          Share
    ----------------------------------------------------------------------
    Options outstanding, beginning of year                -   $          -

      Granted                                         1,401    10.25-12.00

      Exercised                                           -              -

      Lapsed or cancelled                               (20)         11.00
                                                      -----    -----------

    Options outstanding, end of year                  1,381   $10.25-12.00
                                                      =====
    Options exercisable                                   -
                                                      =====
    Options available for grant                         519
                                                      =====

    6.   Employee Benefit Plans

    Employee Stock Purchase Plan

         Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase plan sponsored by ThermoTrex. Under this plan, shares of ThermoTrex's and Thermo Electron's common stock can be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    401(k) Savings Plan

         The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for these plans $701,000, $242,000, and $313,000, in fiscal 1996, fiscal 1995, and 1994, respectively.
                                       15PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    7.   Income Taxes

         The components of the provision for income taxes for fiscal 1996, fiscal 1995, and 1994 are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                    $6,324    $2,474    $1,119
      State                                       1,866       808       547
                                                 ------    ------    ------
                                                  8,190     3,282     1,666
                                                 ------    ------    ------
    Prepaid:
      Federal                                       (16)     (228)     (146)
      State                                          (6)     (173)      (54)
                                                 ------    ------    ------
                                                    (22)     (401)     (200)
                                                 ------    ------    ------
                                                 $8,168    $2,881    $1,466
                                                 ======    ======    ======

         The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $186,000 of such benefits that have been allocated to capital in excess of par value for fiscal 1996 resulting from employee exercises of stock options in affiliated companies.

         The provision for income taxes in the accompanying statement of income for fiscal 1996, fiscal 1995, and 1994 differs from the provision calculated by applying the statutory federal income tax rate of 35% in fiscal 1996 and 34% in fiscal 1995 and 1994 to income before provision for income taxes due to the following:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Provision for income taxes
      at statutory rate                          $6,129    $2,164    $  904
    Increases resulting from:
      State income taxes, net of federal tax      1,209       419       325
      Amortization of cost in excess of net
        assets of acquired companies                541       197       228
      Other, net                                    289       101         9
                                                 ------    ------    ------
                                                 $8,168    $2,881    $1,466
                                                 ======    ======    ======





                                       16PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    7.   Income Taxes (continued)

         Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                            1996      1995
    ------------------------------------------------------------------------
    Prepaid income taxes:
      Reserves and accruals                                 $3,409    $1,725
      Accrued compensation                                   1,107       463
      Allowance for doubtful accounts                          430       348
      Inventory basis difference                               766       918
      Other, net                                                 -        20
                                                            ------    ------
                                                            $5,712    $3,474
                                                            ======    ======
    Deferred income taxes:
      Depreciation                                          $  170    $  142
                                                            ======    ======


    8.   Commitments

         The Company leases portions of its office and operating facilities under various noncancelable operating lease arrangements expiring between fiscal 1997 and fiscal 2006. The accompanying statement of income includes expenses from these operating leases of $674,000, $44,000, and $40,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Future minimum payments due under these noncancelable operating leases at September 28, 1996, are $1,443,000 in fiscal 1997; $1,406,000 in fiscal
    1998; $1,377,000 in fiscal 1999; $1,372,000 in fiscal 2000; $1,372,000 in fiscal 2001; and $6,409,000 in fiscal 2002 and thereafter. Total future minimum lease payments are $13,379,000. The Company also has an operating lease arrangement with a related party as discussed in Note 9.


    9.   Related Party Transactions

    Corporate Services Agreement

         The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in calendar year 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $1,567,000, $663,000, and $680,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually
                                       17PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    9.   Related Party Transactions (continued)

    but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Related Party Revenues

         ThermoLase Corporation (ThermoLase), a majority-owned subsidiary of ThermoTrex, has engaged the Company to design and manufacture the laser to be used in ThermoLase's laser-based hair-removal system. During fiscal 1996 and fiscal 1995, the Company recorded $8,549,000 and $350,000, respectively, of revenue under this agreement.

         Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermedics Inc., a majority-owned subsidiary of Thermo Electron, the Company manufactures an X-ray source, pursuant to written purchase orders, that is used as a component to a fill-measuring device produced by Thermedics Detection Inc. During fiscal 1996 and fiscal 1995, the Company recorded $361,000 and $120,000, respectively, of revenue under this agreement.

    Vendor Agreement

         During fiscal 1995, the Company placed an order for $2,500,000 for the design and production of high-transmission cellular grids from Thermo Electron's Tecomet division (Tecomet), which will be received through fiscal 1997. During fiscal 1996, the Company purchased grids valued at $397,000 from Tecomet under this arrangement. In addition, the Company recorded expense of $250,000 during each of fiscal 1996 and fiscal 1995 related to research and development funding provided to Tecomet in connection with this project.

    Research and Development Agreement

         In October 1995, the Company and ThermoTrex entered into a license agreement under which the Company may elect to fund approximately $6.0 million of ThermoTrex's research and development efforts related to direct-detection digital imaging technology in certain medical imaging fields. If the Company elects to fund such costs, it is required to pay approximately $2.0 million in each of three years through fiscal 1998 and its license will be extended to cover such fields. In fiscal 1996, the Company recorded $1,800,000 of expense under this agreement. Prior to this agreement, ThermoTrex provided certain research and development contract services to the Company, which were charged to the Company based on actual cost and usage. For these services, the Company was charged $1,536,000, and $2,816,000 in fiscal 1995 and 1994, respectively.

                                       18PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    9.   Related Party Transactions (continued)

    Operating Lease

         The Company leases an office and operating facility from a realty trust controlled by an employee under a noncancelable operating lease arrangement expiring in fiscal 2012. The accompanying statement of income includes expenses from this operating lease of $286,000 in fiscal 1996. Future minimum payments due under this noncancelable operating lease at September 28, 1996, are $858,000 per year in fiscal 1997, 1998, 1999, and
    2000; $897,000 in fiscal 2001; and $11,102,000 in fiscal 2002 and thereafter. Total future minimum lease payments are $15,431,000.

    Repurchase Agreement

         The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Subordinated Convertible Note

         In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett for approximately $42.9 million in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett, in exchange for a $42.0 million principal amount 4.2% subordinated convertible note, due 2000, convertible into shares of the Company's common stock at $11.79 per share. As of September 28, 1996, ThermoTrex had converted $34.0 million principal amount of this note.


    10.  Significant Customers and Export Sales

         Sales to one customer accounted for 11% of the Company's total revenues in fiscal 1996, and sales to another customer accounted for 18% and 11% of the Company's total revenues in fiscal 1995 and 1994, respectively. Export sales to Germany accounted for 7%, 11%, and 3% of the Company's total revenues in fiscal 1996, fiscal 1995, and 1994, respectively. Other export sales accounted for 15%, 10%, and 11% of the Company's total revenues in fiscal 1996, fiscal 1995, and 1994, respectively. In general, export sales are denominated in U.S. dollars.


    11.  Contingencies

         The owner of a U.S. patent related to automatic exposure control has claimed that the Company's mammography systems infringe such patent. The patent owner has offered a nonexclusive license under the patent on terms not acceptable to the Company. Although the Company believes that the validity of the patent may be questionable and subject to a successful challenge, if the patent holder were successful in enforcing such patent the Company could be enjoined from manufacturing and selling mammography systems. The Company will be indemnified by ThermoTrex for any cash damages relating to sales of such systems occurring prior to the dates on which ThermoTrex transferred certain businesses to the Company, although any payments under such indemnity would be treated as a
                                       19PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    11.  Contingencies (continued)

    contribution to shareholders' investment. In addition, the Company is aware of two U.S. patents owned by a former employee which have been asserted against the Company relating to its High-Transmission Cellular
    (HTC)(TM) grid to be used with the Company's mammography systems. Although the Company believes that the HTC grid does not infringe either of these patents, if the holder of the patents were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.

         See Note 3 for a discussion of certain additional litigation.

         Due to the inherent uncertainty of dispute resolution, management cannot predict the outcome of these matters. While an unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's results of operations, in the opinion of management any resolution will not have a material effect on the Company's financial position.


    12.  Fair Value of Financial Instruments

         The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, due to affiliated companies, and its 4.2% subordinated convertible note due to parent company. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and due to affiliated companies approximate fair value due to their short-term nature. The fair value of the Company's 4.2% subordinated convertible note (Note 9), determined based on quoted market prices, was $13,740,000 at September 28, 1996, and exceeds the carrying amount due to the market price of the Company's common stock exceeding the conversion price of the convertible note at year end.






                                       20PAGE

    Trex Medical Corporation
    Notes to Consolidated Financial Statements

    13.  Unaudited Quarterly Information

    (In thousands except per share amounts)

                                            Three Months Ended
                                --------------------------------------------
                                Dec. 30,  March 30,    June 29,    Sept. 28,
    Fiscal 1996                     1995       1996     1996(a)      1996(b)
    ------------------------------------------------------------------------
    Revenues                     $32,509    $34,320     $36,681      $46,685
    Gross profit                  14,261     14,976      15,961       18,355
    Net income                     1,626      2,108       2,169        3,441
    Earnings per share:
      Primary                        .08        .10         .10          .12
      Fully diluted                  .08        .09         .09          .12

                                           April 1,     July 1,    Sept. 30,
    Fiscal 1995 (c)                            1995        1995      1995(d)
    ------------------------------------------------------------------------
    Revenues                                $16,101     $17,197      $21,993
    Gross profit                              8,116       8,575       10,420
    Net income                                  857       1,344        1,282
    Earnings per share:
      Primary                                   .04         .07          .06
      Fully diluted                             .04         .07          .06


    (a) Reflects the May 1996 acquisition of XRE.
    (b) Reflects the September 1996 acquisition of Continental.
    (c) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
    (d) Includes the results of Bennett since its acquisition by ThermoTrex in September 1995.










                                       21PAGE

    Report of Independent Public Accountants


    To the Shareholders and Board of Directors of Trex Medical Corporation:

         We have audited the accompanying consolidated balance sheet of Trex Medical Corporation (a Delaware corporation and 80%-owned subsidiary of ThermoTrex Corporation) and subsidiaries as of September 28, 1996 and September 30, 1995, and the related consolidated statements of income, shareholders' investment and cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trex Medical Corporation and subsidiaries as of September 28, 1996 and September 30, 1995, and the results of their operations and their cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                   Arthur Andersen LLP



    Boston, Massachusetts
    November 1, 1996






                                       22PAGE

    Trex Medical Corporation


    Management's Discussion and Analysis of Financial Condition and Results of Operations

         Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. These statements involve a number of risks and uncertainties, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-looking Statements."

    Overview

         The Company designs, manufactures, and markets mammography equipment and minimally invasive stereotactic breast-biopsy systems, general radiography (X-ray) equipment, and X-ray imaging systems used for cardiac catheterization and angiography, as well as radiographic fluoroscopy. The Company sells its systems worldwide principally through a network of independent dealers. In addition, the Company manufactures mammography and radiography systems as an original equipment manufacturer
    (OEM) for other medical equipment companies such as United States Surgical Corporation (U.S. Surgical), General Electric Company, Inc. (GE) and the Philips Medical Systems North America Company subsidiary of Philips N.V. (Philips). The Company has four operating units: Lorad, a manufacturer of mammography and stereotactic breast-biopsy systems; Bennett X-Ray Corporation (Bennett), a manufacturer of general X-ray and mammography equipment; XRE Corporation (XRE), a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and Continental X-Ray Corporation (Continental), a manufacturer of general-purpose and specialized X-ray systems.

         The Company conducts all of its manufacturing operations in the United States and sells its products on a worldwide basis. The Company anticipates that an increasing percentage of its revenues will be from export sales. The Company's export sales are denominated in U.S. dollars; therefore, neither its revenue nor its earnings are significantly affected by exchange rate fluctuations.

    Results of Operations

         In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995). The results of operations for 1995 compares the nine months ended September 30, 1995 (fiscal 1995) with the unaudited nine months ended October 1, 1994 (fiscal 1994).

    Fiscal 1996 Compared With 1995

         Revenues increased 113% to $150.2 million in fiscal 1996 from $70.5 million in 1995. Revenues increased $56.2 million due to the acquisitions of Bennett, XRE, and Continental.

                                       23PAGE

    Trex Medical Corporation

         Revenues at Lorad increased 35% in fiscal 1996 as a result of increased demand for mammography, biopsy, and nondestructive testing
    (NDT) systems, and lasers sold to ThermoLase Corporation, a majority-owned subsidiary of ThermoTrex Corporation (ThermoTrex).

         Under an OEM agreement with U.S. Surgical entered into in fiscal 1996, Lorad has agreed to manufacture biopsy systems for U.S. Surgical to be marketed and sold under the U.S. Surgical product name of Advanced Breast Biopsy Instrument (ABBI). In fiscal 1996, sales to U.S. Surgical totaled $16.9 million.

         The gross profit margin declined to 42% in fiscal 1996, from 48% in 1995, due primarily to the inclusion of lower-margin revenues at Bennett and XRE.

         Selling, general and administrative expenses as a percentage of revenues decreased to 18% in fiscal 1996 from 22% in 1995, due primarily to increased revenues at Lorad and the inclusion of the operations of Bennett and XRE, which incurred lower expenses as a percentage of revenues. Research and development expenses increased to $18.9 million in fiscal 1996 from $11.9 million in 1995, due to the inclusion of $4.2 million of expense at Bennett and XRE and the Company's continued efforts to develop and commercialize new products including the Company's M-IV mammography system (first shipped in the fourth quarter of fiscal 1996), full-breast digital mammography system, and direct-detection X-ray sensor, as well as enhancements of existing systems. Under a license agreement between the Company and ThermoTrex, the Company may elect to expend approximately $2.0 million each year during fiscal 1997 and 1998 for additional research and development and to expand the field of use in which it is entitled to use ThermoTrex's direct-detection digital imaging technology (Note 9).

         Interest income in fiscal 1996 primarily represents interest income earned on the invested proceeds from the Company's private placements of common stock in November 1995 and January 1996, and initial public offering in July 1996. Interest expense in fiscal 1996 represents interest associated with the $42.0 million principal amount 4.2% subordinated convertible note issued to ThermoTrex in October 1995 in connection with the Bennett acquisition. As of September 28, 1996, the outstanding balance of this note was $8.0 million, due to the conversion by ThermoTrex of $34.0 million principal amount.

         The effective tax rate was 47% in fiscal 1996, compared with 46% in 1995. The effective tax rates exceed the statutory federal income tax rate due primarily to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

         The Company is a defendant in certain patent litigation and has been notified that it allegedly infringes certain other technologies owned by third parties (Notes 3 and 11). While an unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's results of operations, the Company does not believe that it is
                                       24PAGE

    Trex Medical Corporation
    reasonably likely that any resolution would have a material effect on the Company's financial position.

    Fiscal 1995 Compared With Fiscal 1994

         Revenues increased 41% to $55.3 million in fiscal 1995 from $39.2 million in fiscal 1994. The increase resulted from higher demand across all product lines, with significant growth coming from international sales through the Company's OEM agreement with Philips. Revenues from Philips were $9.8 million in fiscal 1995, compared with $4.1 million in fiscal 1994. Export sales accounted for 21% of the Company's revenues in fiscal 1995, compared with 11% in fiscal 1994.

         The gross profit margin declined to 49% in fiscal 1995 from 50% in fiscal 1994, due to an adjustment to expense of $0.3 million for inventory revalued at the time of Bennett's acquisition.

         Selling, general and administrative expenses as a percentage of revenues decreased to 22% in fiscal 1995 from 25% in fiscal 1994, due primarily to increased revenues. Research and development expenses increased to $8.6 million in fiscal 1995 from $7.3 million in fiscal 1994, reflecting the Company's continued efforts to develop and commercialize the full-breast digital mammography system, as well as enhancements of existing systems.

         The effective tax rate was 45% in fiscal 1995, compared with 55% in fiscal 1994. The effective tax rates exceed the statutory federal income tax rate due primarily to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The decrease in the effective tax rate in 1995 resulted from the lower relative impact of nondeductible amortization of cost in excess of net assets of acquired companies and state income taxes.

    Liquidity and Capital Resources

         Consolidated working capital was $59.8 million at September 28, 1996, compared with $13.2 million at September 30, 1995. Included in working capital are cash and cash equivalents of $34.0 million at September 28, 1996 and $0.2 million at September 30, 1995. Net cash provided by operating activities was $6.0 million in fiscal 1996. In fiscal 1996, the Company funded an increase in accounts receivable of $7.7 million due primarily to September 1996 shipments of the Company's new M-IV mammography system.

         The Company expended $3.1 million on purchases of property, plant and equipment during fiscal 1996. The Company expects to expend approximately $6.0 million for purchases of property, plant and equipment during fiscal 1997.

         In connection with the October 1995 acquisition of Bennett, the Company issued to ThermoTrex a $42.0 million principal amount 4.2% subordinated convertible note. During fiscal 1996, ThermoTrex converted
                                       25PAGE

    Trex Medical Corporation

    $34.0 million principal amount into 2,883,798 shares of the Company's common stock.

         In May 1996, the Company acquired substantially all of the assets and liabilities of XRE for approximately $18.5 million in cash, net of cash acquired and including the repayment of debt. In September 1996, the Company acquired substantially all of the assets and liabilities of Continental for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt.

         In November 1995 and January 1996, the Company completed private placements of 1,862,000 and 100,000 shares of its common stock for net proceeds of $17.6 million and $1.1 million, respectively. In July 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering, and 871,832 shares of its common stock in a concurrent rights offering, for net proceeds of $49.1 million.

         Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of a business or technology. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from ThermoTrex or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

    Forward-looking Statements

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

         Technological Change and New Products. The market for the Company's products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. Many of the Company's products are technologically innovative, and require significant planning, design, development, and testing at the technological, product, and manufacturing process levels. These activities require significant capital commitments and investment by the Company. The high cost of technological innovation is matched by the rapid and significant change in the technologies governing the products that are competitive in the Company's market, by industry standards that may change on short notice and by the introduction of new products and technologies such as magnetic resonance imaging and ultrasound, which may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products or proprietary technologies will not become uncompetitive or obsolete.
                                       26PAGE

    Trex Medical Corporation

         Dependence on Patents and Proprietary Rights. The Company places considerable importance on obtaining patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through the development and regulatory approval process and to the marketplace. The Company's success depends in part on whether it can develop patentable products and obtain and enforce patent protection for its products both in the United States and in other countries. The Company has filed, and intends to file, applications as appropriate for patents covering both its products and manufacturing processes. No assurance can be given that patents will issue from any pending or future patent applications owned by, or licensed to, the Company, or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any issued patents owned by, or licensed to, the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected.

         The Company relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

         Risks Associated With Pending and Threatened Patent Litigation. In April 1992, Fischer Imaging Corporation (Fischer) commenced a lawsuit in the United States District Court, District of Colorado, against the Company's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. As of September 28, 1996, the Company had recognized aggregate revenues of approximately $63.1 million from sales of such systems, of which $34.4 million represents sales prior to October 1, 1995. The suit requests a permanent injunction, treble damages, and attorneys' fees and expenses. If the Company is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling its StereoGuide system without a license from Fischer. No assurance can be given that the Company will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, the Company may be subject to damages for past infringement. No assurance can be given as to whether the Company will be subject to such damages or, if so, the amount of damages that the Company may be required to pay.

         The Company also is aware of a U.S. patent held by Nicola E. Yanaki, which has been asserted by him against certain automatic exposure-control features included in most of the Company's current mammography systems.
                                       27PAGE

    Trex Medical Corporation

    The Company has been informed by Mr. Yanaki that a competitor of the Company has obtained a license for use of this patent. If Mr. Yanaki were successful in enforcing such patent, the Company could be subject to damages for past infringement and enjoined from manufacturing and selling imaging equipment utilizing certain automatic exposure-control features.

         The Company is also aware of an issued European patent with counterparts in other non-U.S. countries applicable to imaging equipment utilizing certain automatic exposure-control features. The European patent is the subject of an opposition proceeding before the European Patent Office. There can be no assurance as to the outcome of such opposition.

         In connection with the organization of the Company, ThermoTrex Corporation, the Company's parent, agreed to indemnify the Company for any and all cash damages in connection with the Fischer lawsuit and any potential claims by Mr. Yanaki with respect to sales of the Company's products occurring prior to October 1995, when the businesses of Lorad and Bennett were transferred to the Company. Notwithstanding this indemnification, the Company would be required to report as an expense the full amount, including any reimbursable amount, of any damages in excess of the amount accrued as of September 28, 1996 (approximately $2 million), with any indemnification payment it receives from ThermoTrex being treated as a contribution to shareholders' investment.

         The Company is also aware of two U.S. patents owned by a former employee that have been asserted against the Company relating to its high-transmission cellular (HTC)(TM) grid to be used with its mammography systems. If the former employee were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.

         The unfavorable outcome of any one or more of the above described matters could have a material adverse effect on the Company's business and results of operations. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company could be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

         No Assurance of Development and Commercialization of Products Under Development. A number of the Company's potential products are currently under development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Product development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such products. Proposed products based on the Company's technologies will require significant additional research and development. There can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the
                                       28PAGE

    Trex Medical Corporation
    marketplace, or that any such development will be completed in any particular time frame.

         Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. For example, in October 1995, the Company acquired its Bennett subsidiary; in May 1996, the Company acquired substantially all of the assets and liabilities of XRE, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and in September 1996, the Company acquired substantially all of the assets and liabilities of Continental, a manufacturer of radiographic fluoroscopy products, general radiography systems, electrophysiology products and dedicated mammography systems. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

         Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product features, product performance and reputation, price, and service. The Company's competitors include large multinational corporations and their operating units, including GE, Philips, the Siemens Corporation subsidiary of Siemens AG (Siemens), Toshiba American Medical Systems, Inc. and Toshiba America MRI, Inc. (collectively, Toshiba), Shimadzu, and the Picker International, Inc. subsidiary of GEC, Inc. (Picker International). These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. Moreover, a significant portion of the Company's sales are to U.S. Surgical, GE, and Philips through OEM arrangements. The products sold by such OEM customers compete with products offered by the Company and its independent dealers. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

         Government Regulation, No Assurance of Regulatory Approval. The Company's products are subject to regulation by the U.S. Food and Drug Administration (the FDA) and equivalent agencies in foreign countries.
                                       29PAGE

    Trex Medical Corporation

    Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and criminal prosecutions.

         To date, all of the Company's products have been classified by the FDA as Class II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) premarket notification process, which is generally shorter than the more involved premarket approval
    (PMA) process. The Company believes that most of its currently anticipated future products and substantial modifications to existing products will be eligible for the 510(k) premarket notification process. However, the FDA has not yet classified full-breast digital mammography systems such as the one being developed by the Company. If such systems are classified as Class III devices, the Company would be required to file for FDA marketing clearance for its full-breast digital mammography system under the PMA process, which would require substantial additional clinical trials and post-market follow-up for a number of years. While not classifying such systems, the FDA recently issued a final guidance document relating to the protocol for marketing clearance of full-breast digital mammography systems. This document suggests that clearance may be obtained through an enhanced 510(k) application with more extensive clinical trials. The protocol set forth in the final guidance document calls for clinical trials on 520 subjects prior to applying to the FDA for clearance to commercially market such a system. In addition, full-breast digital mammography systems will be subject to alternate quality assurance standards under the Mammography Quality Standards Act. These alternate standards will be submitted by the Company to the FDA for review. The Company can make no prediction as to when the FDA will approve such standards, if at all. There can be no assurance that full-breast digital mammography systems will not be classified by the FDA as Class III medical devices subject to the PMA process. In addition, there can be no assurance that the necessary clearances for any of the Company's products will be obtained on a timely basis, if at all.

         FDA regulations also require manufacturers of medical devices to adhere to certain "Good Manufacturing Practices" (GMP), which include testing, quality control, and documentation procedures. The Company's manufacturing facilities are subject to periodic inspection by the FDA. No assurances can be given that the FDA will not in the future find the Company to be in violation of one or more such regulations.

         Healthcare Reform; Uncertainty of Patient Reimbursement. The Federal government has in the past, and may in the future, consider, and certain state and local as well as a number of foreign governments are considering or have adopted, healthcare policies intended to curb rising healthcare costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. The Company cannot predict what healthcare reform legislation or regulation, if any, will be enacted in the United States or elsewhere. Significant changes in the healthcare systems in the United States or elsewhere are likely to have a significant impact over time on the manner in which the Company conducts its business. In addition, the federal government regulates reimbursement
                                       30PAGE

    Trex Medical Corporation
    of fees for certain diagnostic examinations and capital equipment acquisition costs connected with services to Medicare beneficiaries. Recent legislation has limited Medicare reimbursement for diagnostic examinations. These policies may have the effect of limiting the availability or reimbursement for certain procedures, and as a result may inhibit or reduce demand by healthcare providers for products in the markets in which the Company competes. While the Company cannot predict what effect the policies of government entities and other third party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have an adverse impact on the operations of the Company.

         Dependence Upon Significant OEM Relationships. A significant portion of the Company's sales are to U.S. Surgical, GE, and Philips through OEM arrangements. The Company's sales depend, in part, on the continuation of these OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships.

         Potential Product Liability. The Company's business exposes it to potential product liability claims, which are inherent in the manufacturing, marketing, and sale of medical devices, and as such the Company may face substantial liability to patients for damages resulting from the faulty design or manufacture of products. The Company currently maintains product-liability insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that the Company will be able to maintain such coverage on acceptable terms, if at all, or that a product-liability claim would not materially adversely affect the business or financial condition of the Company.

         Risks Associated With International Operations. International sales accounted for 22%, 21%, and 14% of the Company's revenues in fiscal 1996, fiscal 1995, and 1994, respectively. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce.




                                       31PAGE

 Trex Medical Corporation


 Selected Financial Information

                                          Nine
                                         Months
                        Year Ended       Ended (a)             Year Ended
                  --------------------- ---------  ----------------------------
(In thousands
 except per       Sept. 28,   Sept. 30, Sept. 30,  Dec. 31,  Jan. 1,    Jan. 2,
 share amounts)    1996 (b)        1995  1995 (c)      1994     1994   1993 (d)
 ------------------------------------------------------------------------------
                             (Unaudited)                             (Unaudited)
 Statement of
  Income Data:
   Revenues        $150,195   $ 70,505   $ 55,291  $ 54,410 $ 37,519  $  4,128
   Net Income
    (Loss)            9,344      3,592      3,483     1,194      827      (544)
   Earnings (Loss)
    per Share:
     Primary            .40        .18        .17       .06      .04      (.03)
     Fully diluted      .38        .18        .17       .06      .04      (.03)

 Balance Sheet Data:
  Working Capital  $ 59,834              $ 13,171  $  8,584 $  6,148  $  4,410
  Total Assets      200,850               102,374    48,000   44,553    35,004
  Long-term
   Obligations        8,109                     -         -        -         -
  Shareholders'
   Investment       149,297                80,010    37,033   36,694    28,636

 (a) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
 (b) Reflects the May 1996 and September 1996 acquisitions of XRE and Continental, respectively, and the net proceeds of the Company's private placements in November 1995 and January 1996 and initial public offering in July 1996.
 (c) Includes the results of Bennett since its acquisition by ThermoTrex in September 1995.
 (d) Includes the results of Lorad since its acquisition by ThermoTrex in November 1992.





                                     32PAGE

    Trex Medical Corporation


    Common Stock Market Information

         The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TXM) since June 27, 1996, the date the Company's common stock began trading on that exchange.

                                                              Fiscal 1996
                                                          ------------------
    Quarter                                                  High        Low
    ------------------------------------------------------------------------
    Third (June 27, 1996 through June 28, 1996)           $19 1/4    $15 3/8
    Fourth                                                 26         17 7/8

         As of November 22, 1996, the Company had 798 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on November 22, 1996, was $17.00 per share.


    Stock Transfer Agent

         American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

         American Stock Transfer & Trust Company
         Shareholder Services Department
         40 Wall Street, 46th Floor
         New York, New York 10005
         (718) 921-8200


    Shareholder Services

         Shareholders of Trex Medical Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Vice President and Chief Financial Officer, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning with the 1997 fiscal year, quarterly distribution will be limited to the second quarter report only. All quarterly reports and press releases are also available through the Internet at the Company's home page on the World Wide Web (http://www.thermo.com/ subsid/txm.html).



                                        33PAGE

    Trex Medical Corporation


    Dividend Policy

         The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.


    Form 10-K Report

         A copy of the Annual Report on Form 10-K for the fiscal year ended September 28, 1996, as filed with the Securities and Exchange
    Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Vice President and Chief Financial Officer, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.


    Annual Meeting

         The annual meeting of shareholders will be held on Wednesday, March 12, 1997, at 10:30 a.m. at the Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.




                                        34PAGE