Form 10-K, Exhibit 13
period 1997-09-27
TREX MEDICAL CORP
filed 1997-12-05
CIK 1003539

Exhibit 13













                            Trex Medical Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1997
PAGE

    Trex Medical Corporation                        1997 Financial Statements

                        Consolidated Statement of Income

                                                                 Nine Months
                                          Year Ended                Ended
                              ---------------------------------- -----------
    (In thousands except      Sept. 27,   Sept. 28,    Sept. 30,   Sept. 30,
    per share amounts)             1997        1996         1995        1995
    ------------------------------------------------------------------------
                                                      (Unaudited)
    Revenues (includes $11,427,
      $8,910, $470, and $470
      to affiliated companies;
      Notes 7 and 8)           $229,294    $150,195     $ 70,505    $ 55,291
                               --------    --------     --------    --------
    Costs and Operating
      Expenses:
      Cost of revenues
        (includes $7,238,
        $4,698, $223, and
        $223 for affiliated
        companies revenues;
        Note 7)                 139,062      86,642       36,320      28,180
      Selling, general, and
        administrative
        expenses (Note 7)        40,181      27,156       15,652      12,174
      Research and development
        expenses (Note 7)        24,705      18,862       11,937       8,595
                               --------    --------     --------    --------
                                203,948     132,660       63,909      48,949
                               --------    --------     --------    --------
    Operating Income             25,346      17,535        6,596       6,342

    Interest Income               1,895       1,290            -           -
    Interest Expense, Related
      Party (Note 7)               (336)     (1,373)           -           -
    Other Income, Net               559          60           11          22
                               --------    --------     --------    --------
    Income Before Provision
      for Income Taxes           27,464      17,512        6,607       6,364
    Provision for Income
      Taxes (Note 5)             12,790       8,168        3,015       2,881
                               --------    --------     --------    --------
    Net Income                 $ 14,674    $  9,344     $  3,592    $  3,483
                               ========    ========     ========    ========
    Earnings per Share:
      Primary                  $    .51    $    .40     $    .18    $    .17
                               ========    ========     ========    ========
      Fully diluted            $    .51    $    .38     $    .18    $    .17
                               ========    ========     ========    ========
    Weighted Average Shares:
      Primary                    28,826      23,483       20,151      20,151
                               ========    ========     ========    ========
      Fully diluted              28,826      26,550       20,151      20,151
                               ========    ========     ========    ========
    The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

    Trex Medical Corporation                        1997 Financial Statements

                           Consolidated Balance Sheet

                                                       Sept. 27,   Sept. 28,
    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $ 36,490    $ 33,966
      Accounts receivable, less allowances of $1,298
        and $1,264                                        44,774      29,104
      Inventories                                         43,341      33,010
      Prepaid expenses                                       971       1,316
      Prepaid income taxes (Note 5)                        6,147       5,712
      Due from affiliated companies                            -       3,211
                                                        --------    --------
                                                         131,723     106,319
                                                        --------    --------
    Property, Plant, and Equipment, at Cost, Net          16,415      13,770
                                                        --------    --------
    Cost in Excess of Net Assets of Acquired Companies
      (Note 2)                                            81,299      83,972
                                                        --------    --------
                                                        $229,437    $204,061
                                                        ========    ========

                                        3PAGE

    Trex Medical Corporation                        1997 Financial Statements

                                                       Sept. 27,   Sept. 28,
    (In thousands except share amounts)                     1997        1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Accounts payable                                  $ 13,900    $ 12,598
      Accrued payroll and employee benefits                4,494       4,616
      Accrued warranty costs                               5,740       5,344
      Accrued commissions                                  3,721       1,938
      Customer deposits                                    3,074       3,414
      Accrued income taxes (includes $7,458 and $6,300
        due to parent company)                            10,835       8,310
      Other accrued expenses (Note 2)                      8,998      10,265
      Due to affiliated companies                          1,312           -
                                                        --------    --------
                                                          52,074      46,485
                                                        --------    --------
    Deferred Income Taxes (Note 5)                           222         170
                                                        --------    --------
    Long-term Obligations:
      4.2% Subordinated convertible note, due to parent
        company (Note 7)                                   8,000       8,000
      Other                                                   47         109
                                                        --------    --------
                                                           8,047       8,109
                                                        --------    --------
    Commitments and Contingencies (Notes 2, 6, 7, and 9)

    Shareholders' Investment (Notes 3 and 4):
      Common stock, $.01 par value, 50,000,000 shares
        authorized; 28,894,630 and 28,592,630 shares
        issued and outstanding                               289         286
      Capital in excess of par value                     144,787     139,667
      Retained earnings                                   24,018       9,344
                                                        --------    --------
                                                         169,094     149,297
                                                        --------    --------
                                                        $229,437    $204,061
                                                        ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

    Trex Medical Corporation                        1997 Financial Statements

                      Consolidated Statement of Cash Flows

                                                                Nine Months
                                          Year Ended               Ended
                              --------------------------------- ----------
                              Sept. 27,   Sept. 28,  Sept. 30,   Sept. 30,
    (In thousands)                 1997        1996       1995        1995
    ----------------------------------------------------------------------
                                                    (Unaudited)
    Operating Activities:
      Net income                $14,674     $ 9,344   $  3,592    $  3,483
      Adjustments to reconcile
        net income to net cash
        provided by operating
        activities:
          Depreciation and
            amortization          4,996       3,195      1,702       1,315
          Provision for losses
            on accounts
            receivable              170         273         75          25
          Increase (decrease)
            in deferred income
            taxes                    52         (26)        61          29
          Changes in current
            accounts, excluding
            the effects of
            acquisitions:
              Accounts
                receivable      (15,840)     (7,681)    (1,305)       (693)
              Inventories       (10,331)     (2,105)      (533)     (1,476)
              Other current
                assets              470      (1,835)        (6)        (82)
              Accounts payable    1,302         106      2,342         621
              Other current
                liabilities       8,480       4,711     (1,139)        444
          Other                     (67)        (32)       (15)        (15)
                                -------    --------   --------    --------
    Net cash provided by
      operating activities        3,906       5,950      4,774       3,651
                                -------    --------   --------    --------
    Investing Activities:
      Acquisitions, net of cash
        acquired (Note 2)             -     (36,888)         -           -
      Purchases of property,
        plant, and equipment     (5,461)     (3,071)    (1,533)       (957)
      Other, net                      -          16         14          14
                                -------    --------   --------    --------
    Net cash used in
      investing activities      $(5,461)   $(39,943)  $ (1,519)   $   (943)
                                -------    --------   --------    --------

                                        5PAGE

    Trex Medical Corporation                        1997 Financial Statements

                                                                 Nine Months
                                          Year Ended                Ended
                             ----------------------------------- -----------
                             Sept. 27,    Sept. 28,    Sept. 30,   Sept. 30,
    (In thousands)                1997         1996         1995        1995
    ------------------------------------------------------------------------
                                                      (Unaudited)
    Financing Activities:
      Net proceeds from
        issuance of Company
        common stock (Note 3) $  4,141     $ 67,757     $      -    $      -
      Net transfers to parent
        company                      -            -       (3,053)     (2,506)
      Other                        (62)           -            -           -
                              --------     --------     --------    --------
    Net cash provided by
      (used in) financing
      activities                 4,079       67,757       (3,053)     (2,506)
                              --------     --------     --------    --------
    Increase in Cash and Cash
      Equivalents                2,524       33,764          202         202
    Cash and Cash Equivalents
      at Beginning of Period    33,966          202            -           -
                              --------     --------     --------    --------
    Cash and Cash Equivalents
      at End of Period        $ 36,490     $ 33,966     $    202    $    202
                              ========     ========     ========    ========
    Cash Paid For:
      Interest                $    182     $  1,373     $      -    $      -
      Income taxes            $  8,304     $  1,294     $      -    $      -

    Noncash Activities:
      Fair value of assets of
        acquired companies    $      -     $ 53,519     $      -    $      -
      Cash paid for acquired
        companies                    -      (38,178)           -           -
                              --------     --------     --------    --------
        Liabilities assumed
         of acquired
         companies            $      -     $ 15,341     $      -    $      -
                              ========     ========     ========    ========
      Transfer of acquired
        business from parent
        company, net of cash  $      -     $      -     $ 42,000    $ 42,000
      Issuance of subordinated
        convertible note to
        parent company        $      -     $ 42,000     $      -    $      -
      Conversions of
        subordinated
        convertible note by
        parent company        $      -     $ 34,000     $      -    $      -

    The accompanying notes are an integral part of these consolidated financial statements.
                                        6PAGE

    Trex Medical Corporation                        1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

                                                                 Nine Months
                                                Year Ended          Ended
                                          ---------------------- -----------
                                          Sept. 27,    Sept. 28,   Sept. 30,
    (In thousands)                             1997         1996        1995
    ------------------------------------------------------------------------
    Common Stock, $.01 Par Value
      Balance at beginning of period       $    286     $      -    $      -
      Net proceeds from issuance of Company
        common stock (Note 3)                     3           57           -
      Capitalization of Company                   -          200           -
      Conversions of subordinated
        convertible note by parent company        -           29           -
                                           --------     --------    --------
      Balance at end of period                  289          286           -
                                           --------     --------    --------
    Capital in Excess of Par Value
      Balance at beginning of period        139,667            -           -
      Net proceeds from issuance of Company
        common stock (Note 3)                 4,116       67,700           -
      Issuance of stock under employees'
        and directors' stock plans               22            -           -
      Tax benefit related to employees'
        and directors' stock plans              982          186           -
      Issuance of subordinated convertible
        note to parent company (Note 7)           -      (42,000)          -
      Capitalization of Company                   -       79,810           -
      Conversions of subordinated
        convertible note by parent company        -       33,971           -
                                           --------     --------    --------
      Balance at end of period              144,787      139,667           -
                                           --------     --------    --------
    Retained Earnings
      Balance at beginning of period          9,344           -            -
      Net income                             14,674        9,344           -
                                           --------     --------    --------
      Balance at end of period               24,018        9,344           -
                                           --------     --------    --------
    Net Parent Company Investment
      Balance at beginning of period              -       80,010      37,033
      Net income                                  -            -       3,483
      Net transfers to parent company             -            -      (2,506)
      Transfer of acquired business from
        parent company, net of cash
       (Note 2)                                   -            -      42,000
      Capitalization of Company                   -      (80,010)          -
                                           --------     --------    --------
      Balance at end of period                    -            -      80,010
                                           --------     --------    --------
    Total Shareholders' Investment         $169,094     $149,297    $ 80,010
                                           ========     ========    ========
    The accompanying notes are an integral part of these consolidated financial statements.
                                        7PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Trex Medical Corporation (the Company) designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems used for the detection of breast cancer. The Company also designs and manufactures general-purpose X-ray equipment and specialized X-ray equipment, including imaging systems used during diagnostic and interventional vascular and cardiac procedures such as balloon angioplasty. The Company's mammography and digital breast-biopsy systems are used by radiologists and physicians in offices, hospitals, and dedicated breast-care centers, and its general-purpose X-ray systems are used by physicians and radiologists, both in office and hospital settings, as well as by veterinarians and chiropractors.

    Relationship with ThermoTrex Corporation and Thermo Electron Corporation
        The Company was incorporated in September 1995 as a wholly owned subsidiary of ThermoTrex Corporation (ThermoTrex). On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding shares of capital stock of Bennett X-Ray Corporation (Bennett), in exchange for a $42.0 million principal amount 4.2% subordinated convertible note
    (Note 7). As of September 27, 1997, ThermoTrex had converted $34.0 million principal amount of this note. On October 16, 1995, ThermoTrex transferred to the Company the assets, liabilities, and businesses of ThermoTrex's Lorad division (Lorad) and ThermoTrex's research and development activities pertaining to its Sonic CT(TM) system, in exchange for 20,000,000 shares of the Company's common stock. ThermoTrex acquired Lorad and Bennett in November 1992 and September 1995, respectively.
        As of September 27, 1997, ThermoTrex owned 22,883,798 shares of the Company's common stock, representing 79% of such stock outstanding. ThermoTrex is a 53%-owned subsidiary of Thermo Electron Corporation (Thermo Electron).

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995, to September 30, 1995, referenced as fiscal 1995. References to fiscal 1997 and fiscal 1996 are for the years ended September 27, 1997, and September 28, 1996, respectively. Fiscal 1997 and fiscal 1996 each included 52 weeks. The unaudited consolidated statements of income and cash flows for the 52-week period ended September 30, 1995, are presented for comparative purposes only.

                                        8PAGE

    Trex Medical Corporation                        1997 Financial Statements

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

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company and ThermoTrex entered into a tax allocation agreement under which the Company was included in the consolidated income tax returns filed by ThermoTrex. The agreement provided that in years in which the Company had taxable income, it would pay to ThermoTrex amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Subsequent to the Company's sale of common stock in December 1996 (Note 3), ThermoTrex's ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own income tax returns.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share has been computed based on the weighted average number of shares outstanding during the period. Weighted average shares for fiscal 1996 and 1995 include the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from the primary earnings per share calculation subsequent to the Company's initial public offering. Fully diluted earnings per share in fiscal 1996 include the effect of the assumed exercise of stock options and the effect of the assumed conversion of the Company's 4.2% subordinated convertible note, due to parent company.

                                        9PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cash and Cash Equivalents
        As of September 27, 1997, $34,587,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                       1997          1996
    -----------------------------------------------------------------------
    Raw materials and supplies                        $25,691       $20,513
    Work in process                                    12,755         9,218
    Finished goods                                      4,895         3,279
                                                      -------       -------
                                                      $43,341       $33,010
                                                      =======       =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 29 to 31.5 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                       1997          1996
    -----------------------------------------------------------------------
    Land                                              $ 1,299       $ 1,194
    Buildings                                           3,715         3,788
    Leasehold improvements                              2,904         2,195
    Machinery and equipment                            14,769        10,082
                                                      -------        ------
                                                       22,687        17,259
    Less: Accumulated depreciation and amortization     6,272         3,489
                                                      -------        ------
                                                      $16,415       $13,770
                                                      =======       =======

                                       10PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $5,807,000 and $3,621,000 as of September 27, 1997, and September 28, 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

    Presentation
        Certain amounts in fiscal 1996 have been reclassified to conform to the presentation in the fiscal 1997 financial statements.

    2.  Acquisitions

        In September 1996, the Company acquired substantially all of the assets and liabilities of Continental X-Ray Corporation and affiliates (Continental), an Illinois-based company that designs, manufactures, and markets general-purpose and specialized X-ray systems, for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt.
        In May 1996, the Company acquired substantially all of the assets and liabilities of XRE Corporation (XRE), a Massachusetts-based company that designs, manufactures, and markets X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions, for approximately $18.5 million in cash, net of cash acquired and including the repayment of debt.
        In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett, a New York-based manufacturer of high-frequency specialty and general-purpose X-ray systems, for approximately $42.9 million in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett, in exchange for a $42.0 million principal amount 4.2% subordinated convertible note
    (Note 7).

                                       11PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition by the Company, or for Bennett, by ThermoTrex. The cost of the acquisitions exceeded the estimated fair value of the acquired net assets by $63.5 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.
        Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired on a pro forma basis, assuming they had been combined since the beginning of fiscal 1995.

                                                                       Nine
    (In thousands except                         Year Ended    Months Ended
    per share amounts)                       Sept. 28, 1996  Sept. 30, 1995
    -----------------------------------------------------------------------
    Revenues                                       $191,351        $126,185
    Net income                                        9,300           2,012
    Earnings per share:
      Primary                                           .29             .07
      Fully diluted                                     .29             .07

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of 1995.
        Other accrued expenses in the accompanying balance sheet includes $2.5 million and $3.5 million as of September 27, 1997, and September 28, 1996, respectively, for estimated reserves associated with acquisitions, including a reserve of approximately $2 million for legal fees and other costs associated with a patent infringement suit that existed prior to ThermoTrex's acquisition of Lorad. This suit was brought by Fischer Imaging Corporation (Fischer), alleging that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages under this lawsuit, with respect to sales occurring prior to October 16, 1995, the date Lorad was transferred to the Company. Any payments received under such indemnity would be treated as a contribution to shareholders' investment. While the Company believes that it has meritorious legal defenses to the allegation, due to the inherent uncertainties of litigation, the Company is unable to predict the outcome of this matter. Although an unsuccessful resolution could have a material adverse effect on the Company's results of operations, management does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.

                                       12PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Common Stock

    Sale of Common Stock
        In December 1996, the Company sold 300,000 shares of its common stock at $14.50 per share, for net proceeds of $4,119,000.
        In July 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering and 871,832 shares of its common stock in a concurrent rights offering at $14.00 per share, for net proceeds of $49,068,000.
        In November 1995, the Company issued 1,862,000 shares of its common stock in a private placement at $10.25 per share for net proceeds of $17,619,000. In January 1996, the Company issued 100,000 shares of its common stock in a private placement at $10.75 per share for net proceeds of $1,070,000. Certain officers and directors of the Company purchased an aggregate of 143,300 shares of the Company's common stock issued in these private placements. In addition, an entity indirectly related to a director of the Company purchased 200,000 shares of the Company's common stock issued in these private placements. This director, however, disclaims beneficial ownership of such shares.

    Conversion of Subordinated Convertible Note
        During fiscal 1996, ThermoTrex converted $34,000,000 principal amount of the Company's 4.2% subordinated convertible note into 2,883,798 shares of the Company's common stock.

    Reserved Shares
        As of September 27, 1997, the Company had reserved 2,801,542 unissued shares of its common stock for possible issuance under stock-based compensation plans and conversion of the Company's 4.2% subordinated convertible note, due to parent company.

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        In 1995 and 1997, the Company adopted stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price

                                       13PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and ThermoTrex.
        A summary of the Company's stock option information is as follows:

                                         1997                    1996
                                  ------------------      -----------------
                                            Weighted               Weighted
                                 Number      Average      Number    Average
                                     of     Exercise          of   Exercise
    (Shares in thousands)        Shares        Price      Shares      Price
    -----------------------------------------------------------------------
    Options outstanding,
      beginning of year           1,381       $11.14           -     $    -

      Granted                       512        15.82       1,401      11.14

      Exercised                      (2)       11.00           -          -

      Forfeited                    (131)       14.58         (20)     11.00
                                  -----                    -----
    Options outstanding, end of
      year                        1,760       $12.24       1,381     $11.14
                                  =====       ======       =====     ======

    Options exercisable           1,760       $12.24           -          -
                                  =====       ======       =====     ======

    Options available for grant     238                      519
                                  =====                    =====

    Weighted average fair value
      per share of options
      granted during year                     $ 7.88                 $ 5.47
                                              ======                 ======

                                       14PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        A summary of the status of the Company's stock options at September 27, 1997, is as follows:

                                        Options Outstanding and Exercisable
                                        -----------------------------------
                                                      Weighted
                                                       Average     Weighted
                                        Number       Remaining      Average
                                            of     Contractual     Exercise
    Range of Exercise Prices            Shares            Life        Price
    -----------------------------------------------------------------------
    (Shares in thousands)

    $10.25 - $12.04                      1,331       9.6 years       $11.14
     12.05 -  13.82                        168      11.7 years        13.48
     13.83 -  15.61                         29      11.3 years        15.33
     15.62 -  17.40                        232      11.2 years        17.27
                                         -----
    $10.25 - $17.40                      1,760      10.0 years       $12.24
                                         =====

    Employee Stock Purchase Program
    -------------------------------
        Effective November 1, 1997, substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1997, the program was sponsored by ThermoTrex and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at

                                       15PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                  1997      1996
    -----------------------------------------------------------------------
    Net income:
      As reported                                         $14,674   $ 9,344
      Pro forma                                            14,071     9,102

    Primary earnings per share:
      As reported                                             .51       .40
      Pro forma                                               .49       .38

    Fully diluted earnings per share:
      As reported                                             .51       .38
      Pro forma                                               .49       .37

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                            1997       1996
    -----------------------------------------------------------------------
    Volatility                                               26%        29%
    Risk-free interest rate                                 6.5%       6.4%
    Expected life of options                           8.5 years  7.8 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                       16PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    401(k) Savings Plan
        The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for these plans $1,080,000, $701,000, and $242,000 in fiscal 1997, 1996, and 1995, respectively.

    5.  Income Taxes

        The components of the provision for income taxes are as follows:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Currently payable:
      Federal                                  $ 9,913   $ 6,324   $ 2,474
      State                                      2,677     1,866       808
                                               -------   -------   -------
                                                12,590     8,190     3,282
                                               -------   -------   -------
    Deferred (Prepaid):
      Federal                                      172       (16)     (228)
      State                                         28        (6)     (173)
                                               -------   -------   -------
                                                   200       (22)     (401)
                                               -------   -------   -------
                                               $12,790   $ 8,168   $ 2,881
                                               =======   =======   =======

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $982,000 and $186,000 of such benefits that have been allocated to capital in excess of par value for fiscal 1997 and 1996, respectively.

                                       17PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income for fiscal 1997, 1996, and 1995 differs from the provision calculated by applying the statutory federal income tax rate of 35% in fiscal 1997 and 1996, and 34% in fiscal 1995 to income before provision for income taxes due to the following:

    (In thousands)                               1997       1996       1995
    -----------------------------------------------------------------------
    Provision for income taxes
      at statutory rate                       $ 9,612    $ 6,129    $ 2,164
    Increases resulting from:
      State income taxes, net of federal tax    1,758      1,209        419
      Amortization of cost in excess of net
        assets of acquired companies              541        541        197
      Other, net                                  879        289        101
                                              -------    -------    -------
                                              $12,790    $ 8,168    $ 2,881
                                              =======    =======    =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                1997      1996
    ------------------------------------------------------------
    Prepaid income taxes:
      Reserves and accruals                    $ 3,416   $ 3,409
      Accrued compensation                         755     1,107
      Allowance for doubtful accounts              503       430
      Inventory basis difference                 1,375       766
      Other, net                                    98         -
                                               -------   -------
                                               $ 6,147   $ 5,712
                                               =======   =======

    Deferred income taxes:
      Depreciation                             $   222   $   170
                                               =======   =======
  6.  Commitments

        The Company leases portions of its office and operating facilities under various noncancelable operating lease arrangements expiring between fiscal 1998 and fiscal 2007. The accompanying statement of income includes expenses from these operating leases of $1,408,000, $674,000, and $44,000 in fiscal 1997, 1996, and 1995, respectively. Future minimum payments due under these noncancelable operating leases at September 27, 1997, are $1,411,000 in fiscal 1998; $1,383,000 in fiscal 1999;
    $1,374,000 in fiscal 2000; $1,372,000 in fiscal 2001; $1,402,000 in fiscal 2002; and $5,007,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $11,949,000. The Company also has an operating lease arrangement with a related party as discussed in Note 7.
                                       18PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% of the Company's revenues in calendar year 1995. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $2,293,000, $1,567,000, and $663,000 in fiscal 1997, 1996, and 1995, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Related-party Revenues
        ThermoLase Corporation (ThermoLase), a majority-owned subsidiary of ThermoTrex, has engaged the Company to design and manufacture the laser used in ThermoLase's laser-based hair-removal system. During fiscal 1997, 1996, and 1995, the Company recorded $11,390,000, $8,549,000, and
    $350,000, respectively, of revenue under this arrangement.
        Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermo Electron, the Company manufactures an X-ray source, pursuant to written purchase orders, that is used as a component in a fill-measuring device produced by Thermedics Detection. During fiscal 1997, 1996, and 1995, the Company recorded $37,000, $361,000, and
    $120,000, respectively, of revenue under this arrangement.

    Vendor Agreement
        During 1995, the Company placed an order for $2,500,000 for the design and production of high-transmission cellular grids from Thermo Electron's Tecomet division (Tecomet), which are expected to be received through fiscal 1999. During fiscal 1997 and 1996, the Company purchased grids valued at $678,000 and $397,000 from Tecomet under this arrangement. In addition, the Company recorded expense of $250,000 during fiscal 1995 related to research and development funding provided to Tecomet in connection with this project.

                                       19PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related-party Transactions (continued)

    Research and Development Agreement
        In October 1995, the Company and ThermoTrex entered into a license agreement under which the Company may elect to fund approximately $6.0 million of ThermoTrex's research and development efforts related to direct-detection digital imaging technology in certain medical imaging fields. If the Company elects to fund such costs, it is required to pay approximately $2,000,000 in each of three years through 1998 and its license will be extended to cover such fields. In fiscal 1997 and 1996, the Company recorded $2,000,000 and $1,800,000 of expense under this agreement. Prior to this agreement, ThermoTrex provided certain research and development contract services to the Company, which were charged to the Company based on actual cost and usage. For these services, the Company was charged $1,536,000 in fiscal 1995.

    Operating Lease
        The Company leases an office and operating facility from a realty trust controlled by an employee under a noncancelable operating lease arrangement expiring in fiscal 2012. The accompanying statement of income includes expenses from this operating lease of $982,000 and $286,000 in fiscal 1997 and 1996, respectively. Future minimum payments due under this noncancelable operating lease at September 27, 1997, are $982,000 per year in fiscal 1998, 1999, 2000, 2001, and 2002, and $9,497,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $14,407,000.
        Additionally, the Company leases certain office space from ThermoTrex on a month-to-month basis. The accompanying statement of income includes expenses from this operating lease of $43,000, $7,000, and $5,000 in fiscal 1997, 1996, and 1995, respectively.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Subordinated Convertible Note
        In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett for $42,865,000 in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett in exchange for a $42,000,000 principal amount 4.2% subordinated convertible note, due 2000, convertible into shares of the Company's common stock at $11.79 per share. As of September 27, 1997, ThermoTrex had converted $34,000,000 principal amount of this note.

                                       20PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Significant Customers and Export Sales

        Sales to one customer accounted for 17% and 11% of the Company's total revenues in fiscal 1997 and 1996, respectively, and sales to another customer accounted for 18% of the Company's total revenues in fiscal 1995. Export sales to Germany accounted for 1%, 7%, and 11%, of the Company's total revenues in fiscal 1997, 1996, and 1995, respectively. Other export sales accounted for 16%, 15%, and 10% of the Company's total revenues in fiscal 1997, 1996, and 1995, respectively. In general, export sales are denominated in U.S. dollars.

    9.  Contingencies

        The Company is aware of two U.S. patents owned by a former employee which have been asserted against the Company relating to its High-Transmission Cellular (HTC)(TM) grid used with the Company's mammography systems. Although the Company believes that the HTC grid does not infringe either of these patents, if the holder of the patents were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.
        See Note 2 for a discussion of certain litigation.
        Due to the inherent uncertainty of dispute resolution, management cannot predict the outcome of these matters. While an unfavorable outcome of one or both of these matters could have a material adverse effect on the Company's results of operations, management does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.

    10. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, due to affiliated companies, and its 4.2% subordinated convertible note, due to parent company. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and due to affiliated companies approximate fair value due to their short-term nature. The fair value of the Company's $8,000,000 principal amount 4.2% subordinated convertible note (Note 7), determined based on quoted market prices, was $11,605,000 at September 27, 1997, and exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible note at year end.

                                       21PAGE

    Trex Medical Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                             First     Second     Third      Fourth
    -----------------------------------------------------------------------
    Revenues                       $54,915    $58,642   $58,103     $57,634
    Gross profit                    21,465     21,738    23,285      23,744
    Net income                       3,286      3,366     3,660       4,362
    Earnings per share:
      Primary                          .11        .12       .13         .15
      Fully diluted                    .11        .12       .13         .15


    1996                             First     Second   Third(a)   Fourth(b)
    -----------------------------------------------------------------------
    Revenues                       $32,509    $34,320   $36,681     $46,685
    Gross profit                    14,261     14,976    15,961      18,355
    Net income                       1,626      2,108     2,169       3,441
    Earnings per share:
      Primary                          .08        .10       .10         .12
      Fully diluted                    .08        .09       .09         .12

    (a) Reflects the May 1996 acquisition of XRE.
    (b) Reflects the September 1996 acquisition of Continental.

                                       22PAGE

    Trex Medical Corporation                        1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Trex Medical Corporation:

        We have audited the accompanying consolidated balance sheet of Trex Medical Corporation (a Delaware corporation and 79%-owned subsidiary of ThermoTrex Corporation) and subsidiaries as of September 27, 1997, and September 28, 1996, and the related consolidated statements of income, shareholders' investment and cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trex Medical Corporation and subsidiaries as of September 27, 1997, and September 28, 1996, and the results of their operations and their cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995, in conformity with generally accepted accounting principles.

                                                   Arthur Andersen LLP

    Boston, Massachusetts
    November 3, 1997

                                       23PAGE

    Trex Medical Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

    Overview

        The Company designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems, general-purpose X-ray equipment, and specialized X-ray equipment, including imaging systems used during diagnostic and interventional vascular and cardiac procedures such as balloon angioplasty. The Company sells its systems worldwide principally through a network of independent dealers. In addition, the Company manufactures breast-biopsy and X-ray systems as an original equipment manufacturer (OEM) for other medical equipment companies such as United States Surgical Corporation (U.S. Surgical) and General Electric Company (GE). The Company has four operating units:
    Lorad, a manufacturer of mammography and digital breast-biopsy systems; Bennett X-Ray Corporation (Bennett), a manufacturer of general-purpose X-ray and mammography equipment; XRE Corporation (XRE), a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and Continental X-Ray Corporation (Continental), a manufacturer of general-purpose and specialized X-ray systems.
        The Company conducts all of its manufacturing operations in the United States and sells its products worldwide. The Company anticipates that an increasing percentage of its revenues will be from export sales. The Company's export sales are denominated in U.S. dollars; however, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

    Results of Operations

        In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995).

                                       24PAGE

    Trex Medical Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996
        Revenues increased 53% to $229.3 million in fiscal 1997 from $150.2 million in fiscal 1996. Revenues increased $56.2 million due to the acquisitions of XRE in May 1996 and Continental in September 1996. Revenues at Lorad increased 20% in fiscal 1997 from fiscal 1996 as a result of increased sales of higher-priced mammography systems, increased demand for biopsy systems, and increased sales of lasers to ThermoLase Corporation (ThermoLase), a majority-owned subsidiary of ThermoTrex Corporation (ThermoTrex), offset in part by a decline in demand for nondestructive testing (NDT) systems.
        The gross profit margin declined to 39% in fiscal 1997 from 42% in fiscal 1996, primarily due to sales of certain recently introduced products that incurred high start-up production costs, the inclusion of lower-margin revenues at Continental, and the mix of products sold at Bennett.
        Excluding the cost of revenues, total operating expenses as a percentage of revenues declined to 28% in fiscal 1997 from 31% in fiscal 1996. Selling, general, and administrative expenses as a percentage of revenues were unchanged at 18% in fiscal 1997 and fiscal 1996. Research and development expenses increased $5.8 million to $24.7 million in fiscal 1997 from $18.9 million in fiscal 1996. Research and development expenses increased $5.6 million due to the acquisitions of XRE and Continental and also reflect the Company's continued efforts to develop and commercialize new products including the full-field digital mammography system and direct-detection X-ray sensor, as well as enhancements of existing systems. Under a license agreement between the Company and ThermoTrex, the Company may elect to expend approximately $2.2 million during fiscal 1998 for additional research and development and to expand the field of use in which it is entitled to use ThermoTrex's direct-detection digital-imaging technology (Note 7).
        Interest income increased to $1.9 million in fiscal 1997 from $1.3 million in fiscal 1996, primarily due to interest income earned on the invested proceeds from the Company's initial public offering in July 1996, net of cash paid for the September 1996 acquisition of Continental. Interest expense, related party, decreased to $0.3 million in fiscal 1997 from $1.4 million in fiscal 1996 as a result of the conversion by ThermoTrex of $34.0 million principal amount of the Company's 4.2% subordinated convertible note, primarily in the fourth quarter of fiscal 1996.
        The effective tax rate was 47% in fiscal 1997 and fiscal 1996. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
        The Company is a defendant in certain patent litigation (Note 2) and has been notified that it allegedly infringes certain other technology owned by a third party (Note 9). Although an unsuccessful resolution of one or both of these matters could have a material adverse effect on the Company's results of operations, management does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.

                                       25PAGE

    Trex Medical Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1996 Compared With 1995
        Revenues increased 113% to $150.2 million in fiscal 1996 from $70.5 million in 1995. Revenues increased $56.2 million due to the acquisitions of Bennett, XRE, and Continental. Revenues at Lorad increased 35% in fiscal 1996 as a result of increased demand for mammography systems, NDT systems, and lasers sold to ThermoLase.
        The gross profit margin declined to 42% in fiscal 1996 from 48% in 1995, primarily due to the inclusion of lower-margin revenues at Bennett and XRE.
        Excluding the cost of revenues, total operating expenses as a percentage of revenues declined to 31% in fiscal 1996 from 39% in 1995. Selling, general, and administrative expenses as a percentage of revenues decreased to 18% in fiscal 1996 from 22% in 1995, primarily due to increased revenues at Lorad and the inclusion of the operations of Bennett and XRE, which incurred lower expenses as a percentage of revenues. Research and development expenses increased to $18.9 million in fiscal 1996 from $11.9 million in 1995, due to the inclusion of $4.2 million of expense at Bennett and XRE and the Company's continued efforts to develop and commercialize new products including the Company's M-IV mammography system (first shipped in the fourth quarter of fiscal
    1996), full-field digital mammography system, and direct-detection X-ray sensor, as well as enhancements of existing systems.
        Interest income in fiscal 1996 primarily represents interest income earned on the invested proceeds from the Company's private placements of common stock in November 1995 and January 1996, and initial public offering in July 1996. Interest expense, related party, in fiscal 1996 represents interest associated with the $42.0 million principal amount 4.2% subordinated convertible note issued to ThermoTrex.
        The effective tax rate was 47% in fiscal 1996, compared with 46% in 1995. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

    Liquidity and Capital Resources

        Consolidated working capital was $79.6 million at September 27, 1997, compared with $59.8 million at September 28, 1996. Included in working capital are cash and cash equivalents of $36.5 million at September 27, 1997, and $34.0 million at September 28, 1996. Net cash provided by operating activities was $3.9 million in 1997. The Company funded a $15.8 million increase in accounts receivable, primarily due to increased sales in fiscal 1997 compared with fiscal 1996 and, to a lesser extent, due to longer customer payment patterns. The Company expects to improve cash flow by increasing adherence to the Company's commercial terms in fiscal 1998. The Company funded a $10.3 million increase in inventories to support the Company's increased sales and new product introductions at Lorad and Bennett.

                                       26PAGE

    Trex Medical Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

        The Company expended $5.5 million on purchases of property, plant, and equipment during fiscal 1997. The Company expects to expend approximately $7.0 million for purchases of property, plant, and equipment during fiscal 1998.
        In October 1997, the Company acquired substantially all of the assets, subject to certain liabilities, of Digitec Corporation, a North Carolina-based manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures, for approximately $7.2 million in cash, subject to a post-closing adjustment.
        In December 1996, the Company sold 300,000 shares of its common stock for net proceeds of $4.1 million.
        Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of a business or technology. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from ThermoTrex or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

                                       27PAGE

    Trex Medical Corporation                        1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Technological Change and New Products. The market for the Company's products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. Many of the Company's products are technologically innovative, and require significant planning, design, development, and testing at the technological, product, and manufacturing process levels. These activities require significant capital commitments and investment by the Company. The high cost of technological innovation is matched by the rapid and significant change in the technologies governing the products that are competitive in the Company's market, by industry standards that may change on short notice, and by the introduction of new products and technologies such as magnetic resonance imaging and ultrasound, which may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products or proprietary technologies will not become uncompetitive or obsolete.

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

                                       28PAGE

    Trex Medical Corporation                        1997 Financial Statements

                           Forward-looking Statements

    adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

        Risks Associated With Pending and Threatened Patent Litigation. In April 1992, Fischer Imaging Corporation (Fischer) commenced a lawsuit in the United States District Court, District of Colorado, against the Company's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. As of September 27, 1997, the Company had recognized aggregate revenues of approximately $107.1 million from sales of such systems, of which $34.4 million represents sales prior to October 16, 1995. The suit requests a permanent injunction, treble damages, and attorneys' fees and expenses. If the Company is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling its StereoGuide system without a license from Fischer. No assurance can be given that the Company will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, the Company may be subject to damages for past infringement. No assurance can be given as to whether the Company will be subject to such damages or, if so, the amount of damages that the Company may be required to pay.
        In connection with the organization of the Company, ThermoTrex Corporation, the Company's parent, agreed to indemnify the Company for any and all cash damages in connection with the Fischer lawsuit with respect to sales of the Company's products occurring prior to October 16, 1995, when Lorad was transferred to the Company. Notwithstanding this indemnification, the Company would be required to report as an expense the full amount, including any reimbursable amount, of any damages in excess of the amount accrued as of September 27, 1997 (approximately $2 million), with any indemnification payment it receives from ThermoTrex being treated as a contribution to shareholders' investment.
        The Company is also aware of two U.S. patents owned by a former employee that have been asserted against the Company relating to its high-transmission cellular (HTC)(TM) grid used with its mammography systems. If the former employee were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.
        The unfavorable outcome of any one or both of the above described matters could have a material adverse effect on the Company's business and results of operations. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company could be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

                                       29PAGE

    Trex Medical Corporation                        1997 Financial Statements

                           Forward-looking Statements

        No Assurance of Development and Commercialization of Products Under Development. A number of the Company's potential products are currently under development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Product development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such products. Proposed products based on the Company's technologies will require significant additional research and development. There can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular time frame.

        Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. For example, in October 1995, the Company acquired its Bennett subsidiary; in May 1996, the Company acquired substantially all of the assets and liabilities of XRE, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; in September 1996, the Company acquired substantially all of the assets and liabilities of Continental, a manufacturer of general-purpose and specialized X-ray systems; and, in October 1997, the Company acquired substantially all of the assets, subject to certain liabilities, of Digitec Corporation, a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

        Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product features, product performance and reputation, price, and service. The Company's competitors include large multinational corporations and their operating units, including GE, the Philips Medical Systems North America Company subsidiary of Philips N.V. (Philips), the Siemens Corporation subsidiary of Siemens AG (Siemens), Toshiba American Medical Systems, Inc., Toshiba America MRI, Inc., Shimadzu, and Picker International, Inc. These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in

                                       30PAGE

    Trex Medical Corporation                        1997 Financial Statements

                           Forward-looking Statements

    customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. Moreover, a significant portion of the Company's sales are to U.S. Surgical and GE through OEM arrangements. The products sold by such OEM customers compete with products offered by the Company directly and through its independent dealers. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

        Government Regulation, No Assurance of Regulatory Approval. The Company's products are subject to regulation by the U.S. Food and Drug Administration (the FDA) and equivalent agencies in foreign countries. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls or seizures of products, injunctions, and criminal prosecutions.
        To date, all of the Company's products have been classified by the FDA as Class II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) premarket notification process, which is generally shorter than the more involved premarket approval
    (PMA) process. The Company believes that most of its currently anticipated future products and substantial modifications to existing products will be eligible for the 510(k) premarket notification process. However, the FDA has not yet classified full-field digital mammography systems such as the one being developed by the Company. While not classifying such systems, the FDA has issued a final guidance document relating to the protocol for marketing clearance of full-field digital mammography systems. This document suggests that clearance may be obtained through an enhanced 510(k) application with more extensive clinical trials. The protocol set forth in the final guidance document calls for clinical trials on 520 subjects prior to applying to the FDA for clearance to commercially market such a system. Accordingly, in December 1997, the Company submitted a 510(k) application with clinical data for its full-field digital mammography system. There can be no assurance that full-field digital mammography systems will not be classified by the FDA as Class III medical devices subject to the PMA process. If such systems are classified as Class III devices, the Company would be required to file for FDA marketing approval for its full-field digital mammography system under the PMA process or the Product Development Protocol (PDP), which would likely require substantial additional clinical trials before being accepted by the FDA, if at all. Regardless of whether a 510(k), a PMA, or a PDP is finally accepted by the FDA, there can be no assurance that the product will receive marketing clearance or approval. In addition, full-field digital mammography systems will be subject to alternate quality assurance standards under the Mammography Quality Standards Act. These alternate standards will be submitted by the Company to the FDA for review. The Company can make no prediction as to when the FDA will approve such standards, if at all. In addition, there can be no assurance that the

                                       31PAGE

    Trex Medical Corporation                        1997 Financial Statements

                           Forward-looking Statements

    necessary clearances for any of the Company's products will be obtained on a timely basis, if at all.
        FDA regulations also require manufacturers of medical devices to adhere to current good manufacturing practices as set forth in the quality system regulation (QSR), which include testing, quality control, and documentation procedures. The Company's manufacturing facilities are subject to periodic inspection by the FDA. No assurances can be given that the FDA will not in the future find the Company to be in violation of the QSRs.

        Healthcare Reform; Uncertainty of Patient Reimbursement. The Federal government has in the past, and may in the future, consider, and certain state and local as well as a number of foreign governments are considering or have adopted, healthcare policies intended to curb rising healthcare costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. The Company cannot predict what healthcare reform legislation or regulation, if any, will be enacted in the United States or elsewhere. Significant changes in the healthcare systems in the United States or elsewhere are likely to have a significant impact over time on the manner in which the Company conducts its business. In addition, the federal government regulates reimbursement of fees for certain diagnostic examinations and capital equipment acquisition costs connected with services to Medicare beneficiaries. Cost-containment policies may have the effect of reducing reimbursement for certain procedures, and as a result may inhibit or reduce demand by healthcare providers for products in the markets in which the Company competes. While the Company cannot predict what effect the policies of government entities and other third party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have an adverse impact on the operations of the Company.

        Dependence Upon Significant OEM Relationships. A significant portion of the Company's sales are to U.S. Surgical and GE through OEM arrangements. The Company's sales depend, in part, on the continuation of these OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships.

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

                                       32PAGE

    Trex Medical Corporation                        1997 Financial Statements

                           Forward-looking Statements

        Risks Associated With International Operations. International sales accounted for 17%, 22%, and 21% of the Company's revenues in fiscal 1997, 1996, and 1995, respectively. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce.

                                       33PAGE

 Trex Medical Corporation                          1997 Financial Statements

                         Selected Financial Information

                                                     Nine
                                                    Months
                             Year Ended             Ended(a)     Year Ended
 (In thousands    ------------------------------- ---------- ------------------
 except per       Sept. 27,   Sept. 28, Sept. 30,  Sept. 30, Dec. 31,   Jan. 1,
 share amounts)     1997(b)     1996(c)      1995    1995(d)    1994      1994
 ------------------------------------------------------------------------------
                                       (Unaudited)
 Statement of Income Data:
 Revenues         $229,294    $150,195   $ 70,505  $ 55,291 $ 54,410   $ 37,519
 Net income         14,674       9,344      3,592     3,483    1,194        827
 Earnings per
   share:
     Primary           .51         .40        .18       .17      .06        .04
     Fully diluted     .51         .38        .18       .17      .06        .04

 Balance Sheet Data:
 Working capital  $ 79,649    $ 59,834             $ 13,171 $  8,584   $  6,148
 Total assets      229,437     204,061              102,374   48,000     44,553
 Long-term
   obligations       8,047       8,109                    -        -          -
 Shareholders'
   investment      169,094     149,297               80,010   37,033     36,694

 (a) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995, is presented.
 (b) Reflects the Company's sale of its common stock in December 1996 for net proceeds of $4.1 million.
 (c) Reflects the May 1996 and September 1996 acquisitions of XRE and Continental, respectively, and the Company's private placements of common stock in November 1995 and January 1996 and initial public offering of common stock in July 1996, for aggregate net proceeds of $67.7 million.
 (d) Includes the results of Bennett since its acquisition by ThermoTrex in September 1995.

                                       34PAGE

    Trex Medical Corporation                        1997 Financial Statements

    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TXM) since June 27, 1996, the date the Company's common stock began trading on that exchange.

                                      Fiscal 1997          Fiscal 1996
                                   -----------------    -----------------
    Quarter                           High       Low        High      Low
    ---------------------------------------------------------------------
    First                         $20 1/4    $12 1/2     $     -  $     -
    Second                         17         11 1/8           -        -
    Third                          14 9/16    11          19 1/4   15 3/8
    Fourth                         16 1/16    11 1/2      26       17 7/8

        As of October 31, 1997, the Company had 681 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 31, 1997, was $12 7/8 per share.

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Shareholder Services
        Shareholders of Trex Medical Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer and Vice President, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A
    mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly distribution of printed reports will be limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page (http://www.thermo.com/subsid/txm.html).

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.
                                       35PAGE

    Trex Medical Corporation                        1997 Financial Statements



    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended September 27, 1997, as filed with the Securities and Exchange
    Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer and Vice President, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Friday, February 27, 1998, at 2:30 p.m. at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.