Form 10-K, Exhibit 13
period 1998-10-03
TREX MEDICAL CORP
filed 1998-12-24
CIK 1003539

Exhibit 13


















                            Trex Medical Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1998


Trex Medical Corporation                                                        1998 Financial Statements

                                     Consolidated Statement of Income

                                                                                        Year Ended
                                                                            -------------------------------
(In thousands except per share amounts)                                       Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Revenues (includes $3,308, $11,427, and $8,910 to affiliated                 $266,964   $229,294   $150,195
  companies; Notes 8 and 9)
                                                                             --------   --------   --------

Costs and Operating Expenses:
  Cost of revenues (includes $1,377, $7,238, and $4,698 for                   151,970    139,062     86,642
    revenues to affiliated companies; Note 8)
  Selling, general, and administrative expenses (Note 8)                       55,006     40,181     27,156
  Research and development expenses (Note 8)                                   32,417     24,705     18,862
                                                                             --------   --------   --------

                                                                              239,393    203,948    132,660
                                                                             --------   --------   --------

Operating Income                                                               27,571     25,346     17,535

Interest Income                                                                 2,590      1,895      1,290
Interest Expense, Related Party (Note 6)                                         (336)      (336)    (1,373)
Other Income, Net                                                                  15        559         60
                                                                             --------   --------   --------

Income Before Provision for Income Taxes                                       29,840     27,464     17,512
Provision for Income Taxes (Note 5)                                            11,636     12,790      8,168
                                                                             --------  ---------   --------

Net Income                                                                   $ 18,204   $ 14,674   $  9,344
                                                                             ========   ========   ========

Earnings per Share (Note 11)
  Basic                                                                      $    .57   $    .51   $    .40
                                                                             ========   ========   ========

  Diluted                                                                    $    .56   $    .50   $    .39
                                                                             ========   ========   ========

Weighted Average Shares (Note 11)
  Basic                                                                        32,213     28,826     23,365
                                                                             ========   ========   ========

  Diluted                                                                      33,132     29,685     26,252
                                                                             ========   ========   ========





The accompanying notes are an integral part of these consolidated financial statements.


Trex Medical Corporation                                                        1998 Financial Statements

                                        Consolidated Balance Sheet
                                                    1
(In thousands)                                                                           Oct. 3,  Sept. 27,
                                                                                            1998       1997
-------------------------------------------------------------------------------------- ---------- ---------

Assets
Current Assets:
  Cash and cash equivalents (includes $34,054 and $34,587 under repurchase              $ 42,709   $ 36,490
     agreement with affiliated company)
  Accounts receivable, less allowances of $2,667 and $1,298                               72,622     44,774
  Inventories                                                                             76,268     43,341
  Prepaid income taxes (Note 5)                                                            6,479      6,147
  Prepaid expenses                                                                         3,154        971
                                                                                        --------   --------

                                                                                         201,232    131,723
                                                                                        --------   --------

Property, Plant, and Equipment, at Cost, Net                                              19,099     16,415
                                                                                        --------   --------

Deferred Charges and Other Assets                                                            938          -
                                                                                        --------   --------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                              121,252     81,299
                                                                                        --------   --------

                                                                                        $342,521   $229,437
                                                                                        ========   ========



                                       3

Trex Medical Corporation                                                        1998 Financial Statements

                                  Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                                      Oct. 3,  Sept. 27,
                                                                                            1998       1997
-------------------------------------------------------------------------------------- ---------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
  Accounts payable                                                                      $ 23,809   $ 13,837
  Current maturities of long-term obligations (Note 6)                                       435         63
  Accrued payroll and employee benefits                                                    8,606      4,494
  Accrued warranty costs                                                                   9,004      5,740
  Accrued commissions                                                                      7,383      3,721
  Customer deposits                                                                        3,126      3,074
  Accrued income taxes (includes $3,998 and $7,458 due to parent company)                  4,647     10,835
  Other accrued expenses (Note 2)                                                         17,170      8,998
  Due to affiliated companies                                                              1,112      1,312
                                                                                        --------   --------

                                                                                          75,292     52,074
                                                                                        --------   --------

Deferred Income Taxes (Note 5)                                                               435        222
                                                                                        --------   --------

Long-term Obligations (Note 6):
  4.2% Subordinated convertible note, due to parent company                                8,000      8,000
  Other                                                                                      631         47
                                                                                        --------   --------

                                                                                           8,631      8,047
                                                                                        --------   --------

Minority Interest                                                                            117          -
                                                                                        --------   --------

Commitments and Contingencies (Notes 2, 7, and 8)

Shareholders' Investment (Notes 3 and 4):
  Common stock, $.01 par value, 50,000,000 shares authorized; 34,139,967                     341        289
     and 28,894,630 shares issued
  Capital in excess of par value                                                         213,513    144,787
  Retained earnings                                                                       42,222     24,018
  Treasury stock at cost, 5,625 shares                                                       (94)         -
  Cumulative translation adjustment                                                        2,064          -
                                                                                        --------   --------

                                                                                         258,046    169,094
                                                                                        --------   --------

                                                                                        $342,521   $229,437
                                                                                        ========   ========

The accompanying notes are an integral part of these consolidated financial statements.



Trex Medical Corporation                                                        1998 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                    1
                                                                                       Year Ended
                                                                            -------------------------------
 (In thousands)                                                              Oct. 3,   Sept. 27,  Sept. 28,
                                                                                1998        1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Operating Activities
  Net income                                                                $ 18,204   $ 14,674   $  9,344
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
      Depreciation and amortization                                            7,381      4,996      3,195
      Provision for losses on accounts receivable                                697        170        273
      Increase (decrease) in deferred income taxes                               213         52        (26)
      Other noncash items                                                       (375)       (67)       (32)
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                  (12,783)   (15,840)    (7,681)
        Inventories                                                          (21,014)   (10,331)    (2,105)
        Other current assets                                                  (1,314)       470     (1,835)
        Accounts payable                                                      (1,157)     1,302        106
        Other current liabilities                                             (9,039)     8,480      4,711
                                                                            --------   --------   --------

         Net cash provided by (used in) operating activities                 (19,187)     3,906      5,950
                                                                            --------   --------   --------

Investing Activities
  Acquisitions, net of cash acquired (Note 2)                                (37,446)         -    (36,888)
  Purchases of property, plant, and equipment                                 (4,503)    (5,461)    (3,071)
  Other, net                                                                     610          -         16
                                                                            --------   --------   --------

         Net cash used in investing activities                               (41,339)    (5,461)   (39,943)
                                                                            --------   --------   --------

Financing Activities
  Net proceeds from issuance of Company common stock (Note 3)                 68,684      4,141     67,757
  Repayment of short-term borrowings and capital lease                        (1,323)         -          -
obligations
  Other                                                                            -        (62)         -
                                                                            --------   --------   --------

         Net cash provided by financing activities                            67,361      4,079     67,757
                                                                            --------   --------   --------

Exchange Rate Effect on Cash                                                    (616)         -          -
                                                                            --------   --------   --------

Increase in Cash and Cash Equivalents                                          6,219      2,524     33,764
Cash and Cash Equivalents at Beginning of Year                                36,490     33,966        202
                                                                            --------   --------   --------

Cash and Cash Equivalents at End of Year                                    $ 42,709   $ 36,490   $ 33,966
                                                                            ========   ========   ========

Cash Paid For
  Interest                                                                  $    336   $    182   $  1,373
  Income taxes                                                              $ 17,635   $  8,304   $  1,294


                                       5

Trex Medical Corporation                                                        1998 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                       Year Ended
                                                                            -------------------------------
 (In thousands)                                                              Oct. 3,  Sept. 27,  Sept. 28,
                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Noncash Activities
  Fair value of assets of acquired companies                                $ 73,821   $      -  $  53,519
  Cash paid for acquired companies                                           (39,862)         -    (38,178)
                                                                            --------   --------   --------

    Liabilities assumed of acquired companies                               $ 33,959   $      -   $ 15,341
                                                                            ========   ========   ========

  Issuance of subordinated convertible note to parent company               $      -   $      -   $ 42,000
  Conversions of subordinated convertible note by parent company            $      -   $      -   $ 34,000



The accompanying notes are an integral part of these consolidated financial statements.

                                       6

Trex Medical Corporation                                                        1998 Financial Statements

                            Consolidated Statement of Shareholders' Investment

                                                                                        Year Ended
                                                                            -------------------------------
(In thousands)                                                                Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Common Stock, $.01 Par Value
  Balance at beginning of year                                               $    289   $    286   $      -
  Net proceeds from issuance of Company common stock (Note 3)                      52          3         57
  Capitalization of Company                                                         -          -        200
  Conversions of subordinated convertible note by parent company (Note 6)           -          -         29
                                                                             --------   --------   --------

  Balance at end of year                                                          341        289        286
                                                                             --------   --------   --------

Capital in Excess of Par Value
  Balance at beginning of year                                                144,787    139,667          -
  Net proceeds from issuance of Company common stock (Note 3)                  66,892      4,116     67,700
  Issuance of stock under employees' and directors' stock plans                   834         22          -
  Tax benefit related to employees' and directors' stock plans                  1,000        982        186
  Issuance of subordinated convertible note to parent company (Note 6)              -          -    (42,000)
  Capitalization of Company                                                         -          -     79,810
  Conversions of subordinated convertible note by parent company (Note 6)           -          -     33,971
                                                                             --------   --------   --------

  Balance at end of year                                                      213,513    144,787    139,667
                                                                             --------   --------   --------

Retained Earnings
  Balance at beginning of year                                                 24,018      9,344          -
  Net income                                                                   18,204     14,674      9,344
                                                                             --------   --------   --------

  Balance at end of year                                                       42,222     24,018      9,344
                                                                             --------   --------   --------

Treasury Stock
  Balance at beginning of year                                                      -          -          -
  Activity under employees' and directors' stock plans                            (94)         -          -
                                                                             --------   --------   --------

  Balance at end of year                                                          (94)         -          -
                                                                             --------   --------   --------

Cumulative Translation Adjustment
  Balance at beginning of year                                                      -          -          -
  Translation adjustment                                                        2,064          -          -
                                                                             --------   --------   --------

  Balance at end of year                                                        2,064          -          -
                                                                             --------   --------   --------

Net Parent Company Investment
  Balance at beginning of year                                                      -          -     80,010
  Capitalization of Company                                                         -          -    (80,010)
                                                                             --------   --------   --------

  Balance at end of year                                                            -          -          -
                                                                             --------   --------   --------

Total Shareholders' Investment                                               $258,046   $169,094   $149,297
                                                                             ========   ========   ========




The accompanying notes are an integral part of these consolidated financial statements.

Trex Medical Corporation                               1998 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Trex Medical Corporation (the Company) designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems; general-purpose and specialized medical X-ray equipment, including imaging systems used during interventional cardiac procedures such as balloon angioplasty; and dental X-ray systems.

Relationship with ThermoTrex Corporation and Principles of Consolidation
      The Company was incorporated in September 1995 as a wholly owned subsidiary of ThermoTrex Corporation. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding shares of capital stock of Bennett X-ray Corporation, in exchange for a $42,000,000 principal amount 4.2% subordinated convertible note (Note 6). As of October 3, 1998, ThermoTrex had converted $34,000,000 principal amount of this note. On October 16, 1995, ThermoTrex transferred to the Company the assets, liabilities, and businesses of ThermoTrex's Lorad division and ThermoTrex's research and development activities pertaining to its Sonic CT(TM) system in exchange for 20,000,000 shares of the Company's common stock. ThermoTrex acquired Lorad and Bennett in November 1992 and September 1995, respectively.
      As of October 3, 1998, ThermoTrex owned 22,879,568 shares of the Company's common stock, representing 67% of such stock outstanding. ThermoTrex is a 62%-owned subsidiary of Thermo Electron Corporation. As of October 3, 1998, Thermo Electron owned 321 shares of the Company's common stock. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest September 30. References to fiscal 1998, 1997, and 1996 are for the years ended October 3, 1998, September 27, 1997, and September 28, 1996, respectively. Fiscal 1998 included 53 weeks; 1997 and 1996 each included 52 weeks.

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

Income Taxes
      The Company and ThermoTrex entered into a tax allocation agreement under which the Company was included in the consolidated federal income tax return filed by ThermoTrex. The agreement provided that in years in which the Company had taxable income and ThermoTrex owned at least 80% of the Company, it would pay to ThermoTrex amounts comparable to the taxes the Company would have paid if it had filed a separate tax return. Subsequent to the Company's sale of common stock in December 1996 (Note 3), ThermoTrex's ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal income tax return.

1.    Nature of Operations and Summary of Significant Accounting Policies
        (continued)

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

Earnings per Share
      During the first quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings per Share." As a result, all previously reported earnings per share have been restated. However, basic earnings per share equals the Company's previously reported earnings per share for the fiscal 1997 and 1996 periods. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share have been computed assuming the conversion of the Company's convertible note and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents
      At fiscal year-end 1998 and 1997, $34,054,000 and $34,587,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At October 3, 1998, the Company's cash and equivalents also include cash held in accounts in the United States and foreign countries.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                               1998     1997
----------------------------------------------------------------------------------------- -------  --------

Raw Materials and Supplies                                                                $34,316  $ 25,691
Work in Process                                                                            18,195    12,755
Finished Goods                                                                             23,757     4,895
                                                                                          -------  --------

                                                                                          $76,268  $ 43,341
                                                                                          =======  ========

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

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

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Land                                                                                     $ 1,299  $  1,299
Buildings                                                                                  4,213     3,715
Leasehold Improvements                                                                     3,421     2,904
Machinery and Equipment                                                                   20,476    14,769
                                                                                         -------  --------

                                                                                          29,409    22,687
Less:  Accumulated Depreciation and Amortization                                          10,310     6,272
                                                                                         -------  --------

                                                                                         $19,099  $ 16,415
                                                                                         =======  ========

Deferred Charges and Other Assets
      Deferred charges and other assets in the accompanying balance sheet includes the cost of specifically identifiable intangible assets. The intangible assets are amortized using the straight-line method over their estimated useful lives, which range from one to five years. At October 3, 1998, these assets were $938,000, net of accumulated amortization of $277,000.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods of 15 to 40 years. Accumulated amortization was $8,817,000 and $5,807,000 as of October 3, 1998, and September 27, 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

Presentation
      Certain amounts in fiscal 1997 have been reclassified to conform to the presentation in the fiscal 1998 financial statements.

2.    Acquisitions

      In April 1998, the Company acquired the outstanding stock of Trophy Radiologie S.A., a French manufacturer of dental and medical X-ray systems specializing in digital dental technology. The purchase price consisted of $23,979,000 in cash, the repayment of $8,707,000 of debt, and additional consideration, not to exceed approximately $8,000,000, if Trophy achieves certain future earnings targets through fiscal 1999.
      In October 1997, the Company's XRE subsidiary acquired substantially all of the assets of Digitec Corporation for $7,176,000 in cash, subject to certain liabilities. Digitec is a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures.
      In September 1996, the Company acquired substantially all of the assets and liabilities of Continental X-ray Corporation and affiliates, a manufacturer of general-purpose and specialized X-ray systems, for approximately $18,400,000 in cash, net of cash acquired and including the repayment of debt.
      In May 1996, the Company acquired substantially all of the assets and liabilities of XRE Corporation, a Massachusetts-based manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions, for approximately $18,500,000 in cash, net of cash acquired and including the repayment of debt.
      These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $65,766,000, which is being amortized over periods of 15 to 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions made in fiscal 1998, is subject to adjustment upon finalization of the purchase price allocation. To date, no information has been gathered that would cause the Company to believe that the final allocations of the purchase price will be materially different from the preliminary estimates.
      Based on unaudited data, the following table presents selected financial information for the Company, Trophy, Continental, and XRE on a pro forma basis, assuming that the Company and Trophy had been combined since the beginning of fiscal 1997 and the Company, Continental, and XRE had been combined since the beginning of fiscal 1996. The effect of the acquisition of Digitec is not included in the pro forma results as it was not material to the Company's results of operations.

(In thousands except per share amounts)                                          1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Revenues                                                                    $ 305,078  $ 305,329  $ 191,351
Net Income                                                                     16,025     12,426      9,300
Earnings per Share:
  Basic                                                                           .50        .43        .29
  Diluted                                                                         .49        .43        .29

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Trophy been made at the beginning of fiscal 1997, or the acquisitions of Continental and XRE been made at the beginning of fiscal 1996.
      In connection with the acquisition of Trophy, the Company has undertaken a restructuring of the acquired business. This restructuring is expected to primarily include costs for the termination of certain joint venture arrangements, a reduction in staffing levels, and abandoned-facility payments. In accordance with the requirements of Emerging Issues Task Force (EITF) Pronouncement No. 95-3, as part of the cost of the acquisition, the Company established a reserve of $2,156,000 for restructuring Trophy, of which the Company expended $232,000 in fiscal 1998, primarily for severance payments. Unresolved matters at October 3, 1998, primarily included terminating joint ventures, completing planned severances, and the abandonment of excess facilities. In accordance with the requirements of EITF 95-3, the Company will finalize its restructuring plan for Trophy no later than one year from the date of acquisition.

      The Company also established a reserve as part of the cost of the acquisition of Lorad for legal fees and other costs associated with a patent infringement suit that existed prior to ThermoTrex's 1992 acquisition of Lorad. The balance of this reserve was $1,100,000 and $2,000,000 at fiscal year-end 1998 and 1997, respectively. The Company expended $900,000 of such reserve, primarily for legal fees in connection with the suit, during fiscal 1998. This suit was brought by Fischer Imaging Corporation, alleging that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages under this lawsuit, with respect to sales occurring prior to October 16, 1995, the date Lorad was transferred to the Company. Any payments received under such indemnity would be treated as a contribution to shareholders' investment. A second patent infringement lawsuit with respect to Lorad's breast-biopsy system was filed by Fischer in April 1998. These lawsuits have been consolidated into a single lawsuit. An unsuccessful resolution could have a material adverse effect on the Company's future results of operations and financial position.
      Other accrued expenses in the accompanying balance sheet includes $3,162,000 and $2,506,000 at fiscal year-end 1998 and 1997, respectively, for estimated reserves associated with acquisitions, including Trophy (described above) and the reserve for the patent infringement suit.

3.    Common Stock

Sale of Common Stock
      In February 1998, the Company sold 5,175,000 shares of its common stock in a public offering at $13.75 per share, for net proceeds of $66,944,000.
      In December 1996, the Company sold 300,000 shares of its common stock at $14.50 per share, for net proceeds of $4,119,000.
      In July 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering and 871,832 shares of its common stock in a concurrent rights offering at $14.00 per share, for net proceeds of $49,068,000.

Reserved Shares
      As of October 3, 1998, the Company had reserved 3,131,205 unissued shares of its common stock for possible issuance under stock-based compensation plans and conversion of the Company's 4.2% subordinated convertible note, due to parent company.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights lapse over various periods ranging from one to ten years, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and ThermoTrex.
      A summary of the Company's stock option information is as follows:

                                                       1998               1997                 1996
                                               ------------------  ------------------  -------------------
                                                         Weighted            Weighted             Weighted
                                                          Average             Average              Average
                                                         Exercise            Exercise             Exercise
                                                            Price               Price                Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ----------

Options Outstanding, Beginning of Year           1,760     $12.24    1,381     $11.14         -     $    -
  Granted                                          427      13.79      512      15.82     1,401      11.14
  Exercised                                        (70)     11.57       (2)     11.00         -          -
  Forfeited                                        (75)     13.32     (131)     14.58       (20)     11.00
                                                 -----               -----                -----

Options Outstanding, End of Year                 2,042     $12.55    1,760     $12.24     1,381     $11.14
                                                 =====     ======    =====     ======     =====     ======

Options Exercisable                              2,042     $12.55    1,760     $12.24         -          -
                                                 =====     ======    =====     ======     =====     ======

Options Available for Grant                        286                 238                  519
                                                 =====               =====                =====

      A summary of the status of the Company's stock options at October 3, 1998, is as follows:

                                                                  Options Outstanding and Exercisable
                                                             ----------------------------------------------
Range of Exercise Prices                                            Number         Weighted       Weighted
                                                                        of          Average        Average
                                                                    Shares        Remaining       Exercise
                                                             (In thousands) Contractual Life         Price
------------------------------------------------------------ -------------- ---------------- --------------
$10.25 - $12.04                                                      1,223        8.6 years        $ 11.12
 12.05 -  13.82                                                        388        8.5 years          13.06
 13.83 -  15.61                                                        191        7.9 years          14.80
 15.62 -  17.40                                                        240        9.9 years          17.22
                                                                     -----

$10.25 - $17.40                                                      2,042        8.7 years        $ 12.55
                                                                     =====

Employee Stock Purchase Program
      Effective November 1, 1997, substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1997, the program was sponsored by ThermoTrex and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Beginning November 1, 1998, the applicable shares of common stock can be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

(In thousands except per share amounts)                                          1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Net Income:
  As reported                                                                 $18,204    $14,674    $ 9,344
  Pro forma                                                                    17,200     14,071      9,102

Basic Earnings per Share:
  As reported                                                                     .57        .51        .40
  Pro forma                                                                       .53        .49        .39

Diluted Earnings per Share:
  As reported                                                                     .56        .50        .39
  Pro forma                                                                       .53        .48        .38

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $4.96, $7.88, and $5.47 in fiscal 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                 1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                        28%        26%        29%
Risk-free Interest Rate                                                          5.5%       6.5%       6.4%
Expected Life of Options                                                    5.1 years  8.5 years  7.8 years

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

401(k) Savings Plan
      The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $1,340,000, $1,080,000, and $701,000 in fiscal 1998, 1997, and 1996, respectively.

5.    Income Taxes

      The components of income before provision for income taxes are as follows:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Domestic                                                                       $29,873  $ 27,464  $17,512
Foreign                                                                            (33)        -        -
                                                                               -------  --------  -------

                                                                               $29,840  $ 27,464  $17,512
                                                                               =======  ========  =======

      The components of the provision for income taxes are as follows:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Currently Payable:
  Federal                                                                      $ 9,035  $  9,913  $ 6,324
  State                                                                          2,588     2,677    1,866
  Foreign                                                                          132         -        -
                                                                               -------  --------  -------

                                                                                11,755    12,590    8,190
                                                                               -------  --------  -------

Deferred (Prepaid):
  Federal                                                                          (92)      172      (16)
  State                                                                            (27)       28       (6)
                                                                               -------  --------  -------

                                                                                  (119)      200      (22)
                                                                               -------  --------  -------

                                                                               $11,636  $ 12,790  $ 8,168
                                                                               =======  ========  =======

      The Company receives a tax deduction upon exercise of nonqualified stock options by its employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect
$1,000,000, $982,000, and $186,000 of such benefits that have been allocated to capital in excess of par value in fiscal 1998, 1997, and 1996, respectively.


                                       15



5.    Income Taxes (continued)

      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Provision for Income Taxes at Statutory Rate                                   $10,444  $  9,612  $ 6,129
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                         1,665     1,758    1,209
  Amortization of cost in excess of net assets of acquired companies               566       541      541
  Research and development tax credits                                            (603)        -        -
  Other, net                                                                      (436)      879      289
                                                                               -------  --------  -------

                                                                               $11,636  $ 12,790  $ 8,168
                                                                               =======  ========  =======

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                    1998      1997
------------------------------------------------------------------------------ -------- ---------

Prepaid Income Taxes:
  Reserves and accruals                                                         $3,991   $ 3,919
  Inventory basis difference                                                     2,215     1,375
  Net operating loss carryforward                                                1,684         -
  Accrued compensation                                                             273       755
  Other, net                                                                         -        98
                                                                                ------   -------

                                                                                 8,163     6,147
  Less:  Valuation allowance                                                     1,266         -
                                                                                ------   -------
                                                                                $6,897   $ 6,147
                                                                                ======   =======

Deferred Income Taxes:
  Depreciation and amortization                                                 $  853   $   222
                                                                                ======   =======

      Included in deferred income taxes in the accompanying fiscal 1998 balance sheet is $418,000 of long-term prepaid income taxes related to net operating losses carryforwards, net of valuation allowance.
      The valuation allowance in fiscal 1998 relates to federal net operating loss carryforwards acquired as part of the acquisition of Trophy (Note 2). The utilization of such losses is subject to various limitations. As of October 3, 1998, the Company had approximately $5,000,000 of federal loss carryforwards which expire from 2005 through 2013. Any tax benefit resulting from the use of the loss carryforwards will first be used to reduce cost in excess of net assets of acquired companies.

6.     Long-term Obligations

      In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett for $42,865,000 in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett in exchange for a $42,000,000 principal amount 4.2% subordinated convertible note, due 2000, convertible into shares of the Company's common stock at $11.79 per share. In fiscal 1996, ThermoTrex converted $34,000,000 principal amount of this note.

      The Company's Trophy subsidiary has an interest-free loan of $796,000 issued by the French government for the funding of research and development costs associated with developing the RVG(TM) Digital System, due in installments through fiscal 2001. In addition, the Company has certain borrowings relating to equipment financing.
      The annual requirements for these long-term obligations as of October 3, 1998, are $435,000 in fiscal 1999; $8,335,000 in fiscal 2000; $112,000 in fiscal
2001; $25,000 in fiscal 2002; $27,000 in fiscal 2003; and $132,000 in fiscal
2004 and thereafter. Total requirements of long-term obligations are $9,066,000.
      In connection with the acquisition of Trophy, the Company has a line of credit, denominated in German deutsche marks, under which up to $480,000 may be borrowed at an interest rate of 7.5%, which expires in March 2000. No borrowings were outstanding as of October 3, 1998.

7.    Commitments and Contingencies

Commitments
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,525,000, $1,912,000, and $960,000 in fiscal 1998, 1997, and 1996, respectively. Future minimum payments due under noncancelable operating leases at October 3, 1998, are $2,023,000 in fiscal 1999; $1,959,000 in fiscal 2000; $1,948,000 in fiscal 2001; $1,978,000 in fiscal
2002; $1,917,000 in fiscal 2003; and $3,606,000 in fiscal 2004 and thereafter.
Total future minimum lease payments are $13,431,000. The Company also has an operating lease arrangement with a related party as discussed in Note 8.

Contingencies
      In October 1998, a former employee of the Company's Lorad division filed a lawsuit against the Company alleging theft of trade secrets related to the high-transmission cellular (HTC)(TM) grid, a component for some of the Company's mammography systems.
      Trophy has filed a lawsuit against Schick Technologies, Inc. alleging infringement of a Trophy patent relating to dental X-ray apparatus. Schick has filed a counterclaim against Trophy alleging infringement of a Schick patent which also relates to dental X-ray apparatus. Each of the parties is seeking a declaration that the opposing party's patent is invalid, a permanent injunction, treble damages, and attorneys' fees and expenses.
      See Note 2 for a discussion of certain other litigation.
      The Company intends to vigorously defend itself against these lawsuits. However, given the inherent uncertainties of dispute resolutions, management cannot predict the outcome of these matters. An unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial condition.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.2% of the Company's revenues. For these services, the Company was charged $2,264,000, $2,293,000, and $1,567,000 in fiscal 1998,
1997, and 1996, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties.

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

Related-party Revenues
      ThermoLase Corporation, a majority-owned subsidiary of ThermoTrex, has engaged the Company to design and manufacture the laser used in ThermoLase's laser-based hair-removal system. During fiscal 1998, 1997, and 1996, the Company recorded $2,902,000, $11,390,000, and $8,549,000, respectively, of revenue under this arrangement.
      Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermo Electron, the Company manufactures an X-ray source, pursuant to written purchase orders, that is used as a component in a fill-measuring device produced by Thermedics Detection. During fiscal 1998, 1997, and 1996, the Company recorded $406,000, $37,000, and $361,000, respectively, of revenues under this arrangement.

Vendor Agreement
      During 1995, the Company placed an order with Thermo Electron's wholly owned Tecomet division for $2,500,000 for the design and production of high-transmission cellular grids, which are expected to be received through fiscal 1999. During fiscal 1998, 1997, and 1996, the Company purchased high-transmission cellular grids valued at $486,000, $678,000, and $397,000, respectively, from Tecomet under this arrangement. During fiscal 1998, the Company purchased additional grids from Tecomet for $311,000, under other arrangements.

Research and Development Agreement
      In October 1995, the Company and ThermoTrex entered into a license agreement under which the Company undertook to fund approximately $6.0 million of ThermoTrex's research and development efforts related to direct-detection digital imaging technology in certain medical imaging fields. In fiscal 1998, 1997, and 1996, the Company recorded $2,200,000, $2,000,000, and $1,800,000, respectively, of expense under this agreement. As a result of a reevaluation of limited resources, the Company has elected to discontinue funding these efforts.

Operating Lease
      The Company leases an office and operating facility from a realty trust controlled by an employee under a noncancelable operating lease arrangement expiring in fiscal 2012. The accompanying statement of income includes expense from this operating lease of $982,000, $982,000, and $286,000 in fiscal 1998, 1997, and 1996, respectively. Future minimum payments due under this noncancelable operating lease at October 3, 1998, are $982,000 per year in fiscal 1999 through 2003, and $8,513,000 in fiscal 2004 and thereafter. Total future minimum lease payments are $13,423,000.
      Additionally, the Company leased certain office space from ThermoTrex on a month-to-month basis through April 1998. The accompanying statement of income includes expense from this operating lease of $58,000, $43,000, and $7,000 in fiscal 1998, 1997, and 1996, respectively.

Subordinated Convertible Note
      The Company issued a subordinated convertible note to ThermoTrex as discussed in Note 6.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

9.    Geographical Data, Export Revenues, and Significant Customer

      The Company is engaged in one business segment: designing, manufacturing, and marketing mammography equipment and minimally invasive digital breast-biopsy systems; general purpose and specialized medical X-ray equipment; and dental X-ray systems. Sales to one customer accounted for 14%, 17%, and 11% of the Company's total revenues in fiscal 1998, 1997, and 1996, respectively. This customer was acquired by another corporation in September 1998 and, in the fourth quarter of fiscal 1998, agreed to pay the Company a one-time fee of $4,700,000 in lieu of purchasing products for which it was contractually obligated, which was recorded as revenue in the accompanying fiscal 1998 statement of income. As a result of the acquisition of this customer, the Company does not expect there will be any future sales to this customer. The following table shows data for the Company by geographical area:

(In thousands)                                                                   1998       1997      1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Revenues:
  United States                                                             $ 244,790  $ 229,294  $150,195
  France                                                                       19,163          -         -
  Other                                                                         3,011          -         -
                                                                            ---------  ---------  --------

                                                                            $ 266,964  $ 229,294  $150,195
                                                                            =========  =========  ========

Income Before Provision for Income Taxes:
  United States (a)                                                         $  27,566  $  25,346  $ 17,535
  France                                                                          416          -         -
  Other                                                                          (411)         -         -
                                                                            ---------  ---------  --------

  Total operating income                                                       27,571     25,346    17,535
  Interest and other income (expense), net                                      2,269      2,118       (23)
                                                                            ---------  ---------  --------

                                                                            $  29,840  $  27,464  $ 17,512
                                                                            =========  =========  ========

Identifiable Assets:
  United States                                                             $ 242,801  $ 194,975  $169,707
  France                                                                       54,346          -         -
  Other                                                                        10,995          -         -
  Corporate and eliminations (b)                                               34,379     34,462    34,354
                                                                            ---------  ---------  --------

                                                                            $ 342,521  $ 229,437  $204,061
                                                                            =========  =========  ========


Export Revenues Included in United States Revenues Above (c):               $  46,168  $  39,035  $ 33,088
                                                                            =========  =========  ========

------------
(a)  Includes corporate general and administrative expenses.
(b)  Primarily cash and cash equivalents.
(c)  In general, export revenues are denominated in U.S. dollars.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, current maturities of long-term obligations, due to affiliated companies, and its 4.2% subordinated convertible note. The carrying amounts of these financial instruments, excluding its 4.2% subordinated convertible note, approximate fair value due to their short-term nature. The fair value of the Company's $8,000,000 principal amount 4.2% subordinated convertible note (Note 6), determined based on quoted market prices, was $9,290,000 and $11,605,000 at fiscal year-end 1998 and 1997, respectively, and exceeded the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible note at year end.

11.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Basic
Net Income                                                                     $18,204   $14,674   $9,344
                                                                               -------   -------  -------

Weighted Average Shares                                                         32,213    28,826   23,365
                                                                               -------   -------  -------

Basic Earnings per Share                                                       $   .57   $   .51   $  .40
                                                                               =======   =======   ======

Diluted
Net Income                                                                     $18,204   $14,674   $9,344
Effect of Convertible Note                                                         202       202      828
                                                                               -------   -------  -------

Income Available to Common Shareholders, as Adjusted                           $18,406   $14,876  $10,172
                                                                               -------   -------  -------

Weighted Average Shares                                                         32,213    28,826   23,365
Effect of:
  Convertible note                                                                 679       679    2,787
  Stock options                                                                    240       180      100
                                                                               -------   -------  -------

Weighted Average Shares, as Adjusted                                            33,132    29,685   26,252
                                                                               -------   -------  -------

Diluted Earnings per Share                                                     $   .56   $   .50  $   .39
                                                                               =======   =======  =======

      The computation of diluted earnings per share for each period excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of October 3, 1998, there were 335,000 of such options outstanding, with exercise prices ranging from $15.33 to $17.40 per share.

12.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                             First (a)     Second  Third (b)     Fourth
---------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                           $64,121    $67,347    $72,100    $63,396
Gross Profit                                                        27,011     27,883     30,939     29,161
Net Income                                                           4,361      5,225      5,628      2,990
Earnings per Share:
  Basic                                                                .15        .16        .17        .09
  Diluted                                                              .15        .16        .16        .09

1997                                                               First       Second      Third     Fourth
---------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                           $54,915    $58,642    $58,103    $57,634
Gross Profit                                                        21,465     21,738     23,285     23,744
Net Income                                                           3,286      3,366      3,660      4,362
Earnings per Share:
  Basic                                                                .11        .12        .13        .15
  Diluted                                                              .11        .11        .13        .15

(a) Reflects the October 1997 acquisition of Digitec.
(b) Reflects the April 1998 acquisition of Trophy.

13.   Subsequent Event

      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 206,000 shares at a weighted average exercise price of $16.96 elected to participate in this exchange and, as a result, received options to purchase 103,000 shares of Company common stock at $10.98 per share. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date.

Trex Medical Corporation                              1998 Financial Statements

                                 Report of Independent Public Accountants



To the Shareholders and Board of Directors of Trex Medical Corporation:

      We have audited the accompanying consolidated balance sheet of Trex Medical Corporation (a Delaware corporation and 67%-owned subsidiary of ThermoTrex Corporation) and subsidiaries as of October 3, 1998, and September 27, 1997, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended October 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trex Medical Corporation and subsidiaries as of October 3, 1998, and September 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.



                                                           Arthur Andersen LLP



Boston, Massachusetts
December 21, 1998

Trex Medical Corporation                              1998 Financial Statements

                                 Management's Discussion and Analysis of
                              Financial Condition and Results of Operations



      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

Overview

      The Company designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems; general-purpose and specialized medical X-ray equipment, including imaging systems used during interventional cardiac procedures such as balloon angioplasty; and dental X-ray systems. The Company sells its systems worldwide principally through a network of independent dealers. In addition, the Company manufactures breast-biopsy and X-ray systems as an original equipment manufacturer (OEM) for other medical equipment companies such as the General Electric Company (GE). The Company has five operating units: Lorad Corporation, a manufacturer of mammography and digital breast-biopsy systems; Bennett X-ray Corporation, a manufacturer of general-purpose X-ray, mammography, and breast-biopsy equipment; XRE Corporation, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions and which includes the operations of Digitec Corporation, a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catherization procedures, acquired in October 1997; Continental X-ray Corporation, a manufacturer of general-purpose and specialized X-ray systems; and Trophy Radiologie S.A., a French manufacturer of dental and medical X-ray systems specializing in digital dental technology, acquired in April 1998.
      The Company conducts all of its manufacturing operations (other than those of Trophy) in the United States, and sells its products worldwide. The Company anticipates that an increasing amount of its revenues will be from sales to customers outside the United States. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. The Company may use forward contacts to reduce its exposure to currency fluctuations.

Results of Operations

Fiscal 1998 Compared With Fiscal 1997
      Revenues increased 16% to $267.0 million in fiscal 1998 from $229.3 million in fiscal 1997, due to increased sales at a majority of the Company's divisions. Revenues increased $28.3 million due to the acquisitions of Trophy in April 1998 and Digitec in October 1997 (Note 2). Excluding the impact of revenues from acquisitions, revenues increased 4% in fiscal 1998. Revenues increased at XRE due to a $9.0 million shipment to a customer in Russia and, to a lesser extent, an increase in direct and dealer sales of cardiac catheterization laboratories due to higher demand. These increases were offset in part by a decrease in international sales of cardiac catherization laboratories to OEM customers due to XRE shifting from OEM to direct and dealer sales. Revenues at Lorad increased as a result of higher demand for mammography systems and mammography system upgrade components and, to a lesser extent, increased sales of mobile X-ray systems. These increases at Lorad were offset in part by a decline in sales of its laser systems and components to ThermoLase, a majority-owned subsidiary of ThermoTrex (Note 8). Revenues at Bennett increased primarily due to higher demand for mammography systems. These increases at Bennett were offset in part by a decline in sales of general-purpose X-ray systems to international customers, due in part to the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates and the economic crisis in the Far East. The increase in revenues at each of the Company's divisions discussed above, was offset in part by a decrease in revenues at Continental, primarily due to a decrease in sales of electrophysiology equipment. Revenue growth is expected to significantly decrease in the first half of fiscal 1999 primarily as a result of a slowing of sales of breast-biopsy systems and the effect in fiscal 1998 of the large Russian sale. As discussed in
Note 9 to the Consolidated Financial Statements, the Company does not expect that there will be any future sales to a major customer.
      The gross profit margin increased to 43% in fiscal 1998 from 39% in fiscal 1997, primarily due to increased sales of higher-margin products at a majority of the Company's operations as well as the effect on gross profit of $4.7 million due from an OEM customer in lieu of purchasing products for which it had been contractually obligated (Note 9). To a lesser extent, the gross profit margin increased due to manufacturing efficiencies, primarily at Bennett.
      Selling, general, and administrative expenses as a percentage of revenues increased to 21% in fiscal 1998 from 18% in fiscal 1997, primarily due to the inclusion of expenses of Trophy, which has higher costs as a percentage of revenues. Research and development expenses increased to $32.4 million in fiscal 1998 from $24.7 million in fiscal 1997, primarily due to increased spending at XRE and Lorad, as a result of the Company's continuing efforts to develop and commercialize new products, including the full-field digital mammography system and direct-detection X-ray sensor, as well as enhancing existing systems. To a lesser extent, research and development expenses increased due to the inclusion of expenses of acquired businesses.
      Interest income increased to $2.6 million in fiscal 1998 from $1.9 million in fiscal 1997, primarily due to interest income earned on the invested proceeds from the Company's sale of common stock in February 1998 (Note 3). Interest expense, related party, was $0.3 million in both periods.
      The effective tax rates were 39% and 47% in fiscal 1998 and 1997, respectively. The effective tax rate decreased in fiscal 1998 primarily due to research and development tax credits and the resolution of certain tax contingencies. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
      The Company is a defendant in two patent infringement lawsuits (Note 2) and a lawsuit alleging the Company misappropriated certain other technology owned by a third party (Note 7). An unsuccessful resolution of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial position.

Fiscal 1997 Compared With Fiscal 1996
      Revenues increased 53% to $229.3 million in fiscal 1997 from $150.2 million in fiscal 1996. Revenues increased $56.2 million due to the acquisitions of XRE in May 1996 and Continental in September 1996 (Note 2). Revenues at Lorad increased 20% in fiscal 1997 from fiscal 1996 as a result of increased sales of higher-priced mammography systems, increased demand for biopsy systems, and increased sales of lasers to ThermoLase (Note 8), offset in part by a decline in demand for nondestructive testing systems.
      The gross profit margin declined to 39% in fiscal 1997 from 42% in fiscal 1996, primarily due to sales of certain recently introduced products that incurred high start-up production costs, the inclusion of lower-margin revenues at Continental, and the mix of products sold at Bennett.
      Selling, general, and administrative expenses as a percentage of revenues was 18% in both periods. Research and development expenses increased $5.8 million to $24.7 million in fiscal 1997 from $18.9 million in fiscal 1996. Research and development expenses increased $5.6 million due to the acquisitions of XRE and Continental and the Company's continued efforts to develop and commercialize new products including the full-field digital mammography system and direct-detection X-ray sensor, as well as enhancements of existing systems.

      Interest income increased to $1.9 million in fiscal 1997 from $1.3 million in fiscal 1996, primarily due to interest income earned on the invested proceeds from the Company's initial public offering in July 1996 (Note 3), net of cash paid for the September 1996 acquisition of Continental. Interest expense, related party, decreased to $0.3 million in fiscal 1997 from $1.4 million in fiscal 1996 as a result of the conversion by ThermoTrex of $34.0 million principal amount of the Company's 4.2% subordinated convertible note, primarily in the fourth quarter of fiscal 1996 (Note 6).
      The effective tax rate was 47% in fiscal 1997 and fiscal 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

Liquidity and Capital Resources

      Consolidated working capital was $125.9 million at October 3, 1998, compared with $79.6 million at September 27, 1997. Included in working capital are cash and cash equivalents of $42.7 million at October 3, 1998, compared with $36.5 million at September 27, 1997. Net cash used in operating activities was $19.2 million in fiscal 1998. The Company funded a $21.0 million increase in inventories due to lower than expected sales in the fourth quarter of fiscal 1998 and, to a lesser extent, higher inventories in anticipation of new product releases. The Company funded a $12.8 million increase in accounts receivable in fiscal 1998, due to slower customer payment patterns as a result of increased export and direct sales at the majority of the Company's operations and trends in the healthcare industry, extended payment terms to a significant customer (Note 9), and a shift from OEM sales to direct and dealer sales at XRE. The Company used $9.0 million of cash during fiscal 1998 to reduce other current liabilities, primarily due to the timing of payments.
      The Company's investing activities used $41.3 million in cash during fiscal 1998 including $37.4 million, net of cash acquired, for the acquisition of Trophy and Digitec (Note 2). The Company expended $4.5 million on purchases of property, plant, and equipment during fiscal 1998 and expects to make capital expenditures of approximately $7.0 million during fiscal 1999.
      The Company's financing activities provided $67.4 million of cash in fiscal 1998. The Company's sale of common stock in February 1998 provided net proceeds of $66.9 million (Note 3).
      Subsequent to year end, the Company's Board of Directors authorized the repurchase by the Company, through December 22, 1999, of up to $25.0 million of its common stock in the open market, or in negotiated transactions. Through December 22, 1998, the Company had repurchased $15.0 million of its common stock, which was funded from working capital.
      Although the Company generally expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of a business or technology. The Company expects that it will finance any such acquisitions through a combination of internal funds and/or short-term borrowings from ThermoTrex or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in equity prices, interest rates, and foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Equity Prices
      The Company's convertible obligation is sensitive to fluctuations in the price of the Company's common stock into which the obligation is convertible. Changes in equity prices would result in changes in the fair value of the Company's convertible obligation due to the difference between the current market price and the market price at the date of issuance of the financial instrument. A 10% increase in the fiscal year-end 1998 market equity prices would result in a negative impact of $0.5 million on the net fair value of the Company's price-sensitive equity financial instruments.

Interest Rates
      The Company's long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of issuance of the financial instrument. A 10% decrease in fiscal year-end 1998 market interest rates would result in a negative impact of $0.1 million on the net fair value of the Company's interest-sensitive financial instruments.

Foreign Currency Exchange Rates
      The Company views its investment in its foreign subsidiaries as long-term. The Company's investment in its foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in French francs. The effect of a change in foreign exchange rates on the Company's net investment in its foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in fiscal year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $0.6 million reduction of the Company's shareholders' investment.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading internal business systems and facilities; (ii) testing and developing necessary upgrades for the Company's current products and certain discontinued products; (iii) contacting key suppliers, vendors, and customers to determine their year 2000 compliance status; and (iv) developing contingency plans.

The Company's State of Readiness
      The Company has tested and evaluated its critical information-technology systems for year 2000 compliance, including its significant computer systems, software applications, and related equipment. The Company is currently in the process of upgrading or replacing its noncompliant systems. The Company expects that all of its material information-technology systems will be year 2000 compliant by the end of 1999. The Company is also evaluating the potential year 2000 impact on its facilities, including its buildings and utility systems. Any problems that are identified will be prioritized and remediated based on their assigned priority. The Company will continue periodic testing of its critical internal business systems and facilities in an effort to minimize operating disruptions due to year 2000 issues. The Company believes that all of the material products that it currently sells are year 2000 compliant. However, as many of the Company's products are complex, interact with third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate such products and may offer upgrades or alternative products where reasonably practicable.

      The Company is in the process of identifying and contacting suppliers, vendors, and customers that are believed to be significant to the Company's business operations in order to assess their year 2000 readiness. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers, vendors, and customers. The Company intends to follow-up and monitor the year 2000 compliance progress of significant suppliers, vendors, and customers that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires.

Contingency Plans
      The Company intends to develop a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 issues. These plans may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers, vendors, and customers, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally for related payroll costs for its information systems employees.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. The Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.

Trex Medical Corporation                              1998 Financial Statements

                           Forward-looking Statements


      In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      President and Chief Executive Officer Vacancy. The president and chief executive officer of the Company resigned in December 1998. His position is being filled on an interim basis by Gary S. Weinstein and John T. Keiser, who will serve as co-chief executive officers. The Company's future success depends in part on whether the Company can attract and retain a highly qualified permanent replacement. The Company faces significant competition for the services of such a person. There can be no assurance that the Company will be able to find a new president and chief executive officer with the background and expertise necessary to support the development of the Company's businesses. The failure to find such a replacement could have a material adverse affect on the financial position and results of operations of the Company.

        Dependence on Capital Spending Policies. The Company's customers include large institutions such as hospitals and medical research centers. The capital spending policies of these customers can have a significant effect on the demand for the Company's products and the timing of the Company's sales. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities assigned to various types of medical equipment or techniques, and policies regarding capital expenditures. Any decrease in capital spending by these customers could have a material adverse effect on the Company's business and results of operations. In addition, sales are dependent in part on completion of construction and upgrade projects undertaken at healthcare facilities in preparation for delivery of the Company's products. A delay in construction could cause a delay in delivery and the timing of sales, which can lead to volatility in the Company's earnings.

      Technological Change and New Products. The market for the Company's products is characterized by rapid and significant technological change, evolving industry standards, and newer product introductions. Many of the Company's products are technologically innovative, and require significant planning, design, development, and testing at the technological, product, and manufacturing process levels. These activities require significant capital commitments and investments by the Company. The high cost of technological innovation is matched by: the rapid and significant change in the technologies used in competitive products, by industry standards that may change on short notice, and the introduction of new products and technologies such as magnetic resonance imaging and ultrasound, which may cause existing products and technologies to become uncompetitive or obsolete. There can be no assurance that the Company's products or proprietary technologies will not become uncompetitive or obsolete.

      Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. For example, in October 1995, the Company acquired its Bennett subsidiary, a manufacturer of general-purpose X-ray and mammography equipment; in May 1996, the Company acquired substantially all of the assets and liabilities of XRE, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; in September 1996, the Company acquired substantially all of the assets and liabilities of Continental, a manufacturer of general-purpose and specialized X-ray systems; in October 1997, the Company acquired substantially all of the assets, subject to certain liabilities, of Digitec, a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures; and, in April 1998, the Company acquired the outstanding stock of Trophy, a French manufacturer of dental and medical X-ray systems, specializing in digital dental technology. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not acceptable to the Company and, in the case of equity financing, may result in dilution to the Company's shareholders.

      Intense Competition. The Company encounters and expects to continue to encounter intense competition. The Company believes that its products compete on the basis of product features, product performance and reputation, price, and service. The Company's competitors include large multinational corporations and their operating units, including GE Medical Systems, the Philips Medical Systems subsidiary of Philips N.V., Siemens AG, Toshiba, Shimadzu Corporation, Picker International, Inc., and United States Surgical Corporation. These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. Moreover, a portion of the Company's sales are through original equipment manufacturer (OEM) arrangements. The products sold by such OEM customers compete with products offered by the Company directly and through its independent dealers. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies, will be sufficient to enable it to compete effectively with its competitors.

      Risks Associated With Patent and Other Litigation. In April 1992, Fischer Imaging Corporation commenced a lawsuit in the United States District Court, District of Colorado, against the Company's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. In April 1998, Fischer filed a second lawsuit in the same court against Lorad, alleging that its manufacture of breast-imaging equipment and breast-biopsy systems incorporating a digital-imaging system, which includes Lorad's prone breast-biopsy system, infringes a second Fischer patent on a motorized mammographic biopsy apparatus, which was issued April 7, 1998. Each of these suits requests a permanent injunction, treble damages, and attorneys' fees and expenses. These two lawsuits have been consolidated into a single lawsuit. If the Company is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling its Trex Universal Breast Biopsy System (formerly called the StereoGuide) without a license from Fischer. No assurance can be given that the Company will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, the Company may be subject to damages for past infringement. No assurance can be given as to whether the Company will be subject to such damages or the amount of damages that the Company may be required to pay.
      In connection with the organization of the Company, ThermoTrex Corporation, the Company's parent, agreed to indemnify the Company for any and all cash damages in connection with the April 1992 Fischer lawsuit with respect to sales of the Company's products occurring prior to October 16, 1995, when Lorad was transferred to the Company. As of October 3, 1998, the Company had recognized aggregate revenues of approximately $145.7 million from sales of such systems, of which $34.4 million represents sales prior to October 16, 1995. Notwithstanding this indemnification, the Company would be required to report as an expense the full amount, including any reimbursable amount, of any damages, with any indemnification payment it receives from ThermoTrex being treated as a contribution to shareholders' investment.
      On October 20, 1998, a former employee of the Company's Lorad division filed a lawsuit in Danbury, Connecticut, Superior Court against the Company alleging theft of trade secrets related to the high-transmission cellular
(HTC)(TM) grid, a component for some of the Company's mammography systems.
      The Company's newly acquired Trophy division is party to a lawsuit in the United States District Court for the Eastern District of New York against Schick Technologies, Inc., alleging infringement of a Trophy patent relating to dental X-ray apparatus. Schick has filed a counterclaim against Trophy alleging infringement of a Schick patent that also relates to dental X-ray apparatus. Each of the parties is seeking a declaration that the opposing party's patent is invalid, a permanent injunction, treble damages, and attorneys' fees and expenses.

      The unfavorable outcome of any one or more of the above described matters could have a material adverse effect on the Company's business, results of operations, and financial position. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company may be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

      No Assurance of Development and Commercialization of Products Under Development. Several products are currently under development, including full-field digital mammography systems. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Product development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such products. Proposed products based on the Company's technologies will require significant additional research and development. There can be no assurance that any of the products currently being developed by the Company, or those that may be developed in the future by the Company, will be technologically feasible, accepted by the marketplace, or that any such development will be completed timely.

      Government Regulation, No Assurance of Regulatory Approval. The Company's products are subject to regulation by the United States Food and Drug Administration (the FDA) regulations governing the use and marketing of medical devices and equivalent regulations in foreign countries. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls or seizures of products, injunctions, and criminal prosecutions. Obtaining regulatory approvals is a lengthy, expensive, and uncertain process. There can be no assurance that foreign regulatory agencies will grant the necessary clearances or that the process to obtain such clearances will not be excessively expensive or lengthy.
      Most of the Company's products have been classified by the FDA as Class II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) premarket notification process, which is generally shorter than the more involved premarket approval (PMA) process. The 510(k) premarket notification process analyzes whether a product is substantially equivalent to (or as safe and effective as) a device marketed before May 28, 1976, the enactment date of the Medical Device Amendments that govern the marketing of medical devices. The Company believes that most of its currently anticipated future products and substantial modifications to existing products will be eligible for the 510(k) premarket notification process. However, the FDA has not yet classified full-field digital mammography systems such as the one being developed by the Company. In December 1997, the Company submitted a 510(k) application with clinical data for its full-field digital mammography system. In December 1998, the Company received a letter from the FDA notifying the Company that based on the data provided, the FDA was unable to determine substantial equivalence with analog, or "film screen," mammography. As a result, the FDA considers the Company's 510(k) application seeking clearance to market a full-field digital mammography system to be withdrawn. In its letter, the FDA outlines additional data analysis that will be required for clearance. There can be no assurance that the Company will be able to provide the FDA with the data it is seeking or that such data will be sufficient to permit the FDA to conclude the Company's full-field digital mammography system is substantially equivalent to analog, or "film screen," mammography.
      In addition, although current indications are that full-field digital mammography systems will be classified as Class II medical devices, there can be no assurance that full-field digital mammography systems will not in the future be classified by the FDA as Class III medical devices subject to the PMA process. If such systems are classified as Class III devices, the Company would be required to file for FDA marketing approval for its full-field digital mammography system under the PMA process or the Product Development Protocol
(PDP), which would likely require substantial additional clinical trials before being accepted by the FDA, if at all. Regardless of whether a 510(k), a PMA, or a PDP is finally accepted by the FDA, there can be no assurance that the product will receive FDA marketing clearance or approval. Further, there can be no assurance that the necessary regulatory clearances for any of the Company's other products currently under development or developed in the future will be obtained on a timely basis, if at all.

      In addition, full-field digital mammography systems will be subject to alternative quality assurance standards under the Mammography Quality Standards Act. These alternate standards will be submitted by the Company to the FDA for review. The Company can make no prediction as to when the FDA will approve such standards, if at all.
      FDA regulations also require manufacturers of medical devices to adhere to current good manufacturing practices as set forth in the Quality System Regulation (QSR). These include testing, quality control, and documentation procedures. No assurances can be given that the FDA will not in the future find the Company to be in violation of the QSR's or that equivalent agencies in foreign countries will not in the future find the Company to be in violation of such equivalent regulations.
      The Company's manufacturing facilities are subject to periodic inspection by the FDA. The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping, and reporting. The FDA may also require post-market testing and surveillance programs of drugs or devices to monitor a product's effects. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and/or criminal prosecutions.

      Healthcare Reform, Uncertainty of Patient Reimbursement. The Federal government has in the past, and may in the future, consider, and certain state and local as well as a number of foreign governments are considering or have adopted, healthcare policies intended to curb rising healthcare costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. The Company cannot predict what healthcare reform legislation or regulation, if any, will be enacted in the United States or elsewhere. Significant changes in the healthcare systems in the U.S. or elsewhere are likely to have a significant impact over time on the manner in which the Company conducts its business. In addition, the federal government regulates reimbursement of fees for certain diagnostic examinations and capital equipment acquisition costs connected with services to Medicare beneficiaries. Cost-containment policies may have the effect of reducing reimbursement for certain procedures, and as a result may inhibit or reduce demand by healthcare providers for products in the markets in which the Company competes. While the Company cannot predict what effect the policies of government entities and other third-party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have an adverse impact on the operations of the Company.

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

      Dependence Upon OEM Relationships. A portion of the Company's sales are through OEM arrangements. The Company's sales depend, in part, on the continuation of these OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships. During fiscal 1998, United States Surgical Corporation (U.S. Surgical), a significant OEM customer, was acquired by Tyco International, Ltd. As a result of this acquisition, the Company does not expect there will be any future sales to U.S. Surgical.

      Potential Product Liability. The Company's business exposes it to potential product liability claims, which are inherent in the manufacturing, marketing, and sale of medical devices, and as such the Company may face substantial liability to patients for damages resulting from the faulty design or manufacture of products. The Company currently maintains product liability insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that the Company will be able to maintain such coverage on acceptable terms, if at all, or that a product-liability claim would not materially adversely affect the business or financial condition of the Company.

      Risks Associated With International Operations. International sales accounted for 26%, 17%, and 22% of the Company's revenues in fiscal 1998, 1997, and 1996, respectively. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; and foreign intellectual property laws offer varying levels of protection against competition, and those intellectual property rights that do exist may be more difficult to enforce.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate, using third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. The Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue, and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.


Trex Medical Corporation                                                        1998 Financial Statements

                         Selected Financial Information

                                                                                         Nine
                                                                                        Months        Year
                                                           Year Ended                  Ended (a)     Ended
                                            ------------------------------------------ --------------------
(In thousands except per share amounts)       Oct. 3,   Sept. 27,Sept. 28,  Sept. 30,  Sept. 30,   Dec. 31,
                                             1998 (b)   1997 (c)  1996 (d)       1995   1995 (e)       1994
------------------------------------------- ---------- --------- ---------- ---------- ---------- ----------
                                                                            (Unaudited)
Statement of Income Data
Revenues                                     $266,964  $229,294   $150,195   $ 70,505   $ 55,291   $ 54,410
Net Income                                     18,204    14,674      9,344      3,592      3,483      1,194
Earnings per Share:
  Basic                                           .57       .51        .40        .18        .17        .06
  Diluted                                         .56       .50        .39        .18        .17        .06

Balance Sheet Data
Working Capital                              $125,940   $79,649   $ 59,834              $ 13,171   $  8,584
Total Assets                                  342,521   229,437    204,061               102,374     48,000
Long-term Obligations                           8,631     8,047      8,109                     -          -
Shareholders' Investment                      258,046   169,094    149,297                80,010     37,033

(a) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the
    Company's 39-week transition period ended September 30, 1995, is presented.
(b) Reflects the October 1997 and April 1998 acquisitions of Digitec and Trophy, respectively, and the Company's sale of its common stock in February 1998 for net proceeds of $66.9 million.
(c) Reflects the Company's sale of its common stock in December 1996 for net proceeds of $4.1 million.
(d) Reflects the May 1996 and September 1996 acquisitions of XRE and Continental, respectively, and the Company's private placements of common stock in November
    1995 and January 1996 and initial public offering of common stock in July 1996, for aggregate net proceeds of $67.7 million.
(e) Includes the results of Bennett since its acquisition by ThermoTrex in September 1995.

Trex Medical Corporation                               1998 Financial Statements


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TXM. The following table sets forth the high and low sale prices of the Company's common stock for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                       Fiscal 1998            Fiscal 1997
                                                                 -------------------    -----------------
Quarter                                                              High        Low       High        Low
--------------------------------------------------------------- ---------- ---------- ---------- ----------
First                                                           $15 7/16    $12 1/16    $20 1/4    $12 1/2
Second                                                           19 1/8      13 1/4      17         11 1/8
Third                                                            19 11/16    16          14 9/16    11
Fourth                                                           18 1/4      11 3/4      16 1/16    11 1/2

      As of October 30, 1998, the Company had 518 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 30, 1998, was $12 1/4 per share.

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

      American Stock Transfer & Trust Company
      Shareholder Services Department
      40 Wall Street, 46th Floor
      New York, New York 10005
      (718) 921-8200

Shareholder Services
      Shareholders of Trex Medical Corporation who desire information about the Company are invited to contact the Investor Relations Department, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046,
(781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/txm1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended October 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, March 11, 1999, at 10 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.