Form 10-K, Exhibit 13
period 1999-10-02
TREX MEDICAL CORP
filed 1999-12-13
CIK 1003539

Exhibit 13









                                         Trex Medical Corporation

                                    Consolidated Financial Statements

                                             Fiscal Year 1999


Trex Medical Corporation                                                        1999 Financial Statements

                                   Consolidated Statement of Operations

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands except per share amounts)                         October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Revenues (includes $3,497, $3,308, and $11,427 to                 $241,604        $266,964        $229,294
 affiliated companies; Notes 8 and 10)                            --------        --------        --------

Costs and Operating Expenses:
 Cost of revenues (includes $2,126, $1,377, and                    169,852         151,970         139,062
   $7,238 for revenues to affiliated companies; Notes
   8 and 9)
 Selling, general, and administrative expenses                      69,162          55,006          40,181
   (Note 8)
 Research and development expenses (Note 8)                         32,391          32,417          24,705
 Restructuring costs (Note 9)                                        9,890               -               -
                                                                  --------        --------        --------

                                                                   281,295         239,393         203,948
                                                                  --------        --------        --------

Operating Income (Loss)                                            (39,691)         27,571          25,346

Interest Income                                                        562           2,590           1,895
Interest Expense (includes $336 to related party in                   (549)           (336)           (336)
 each year; Note 6)
Other Income (Expense), Net                                           (231)             15             559
                                                                  --------        --------        --------

Income (Loss) Before Income Taxes and Minority Interest            (39,909)         29,840          27,464
Income Tax (Provision) Benefit (Note 5)                             11,978         (11,636)        (12,790)
Minority Interest Expense                                             (138)              -               -
                                                                  --------        --------        --------

Net Income (Loss)                                                 $(28,069)       $ 18,204        $ 14,674
                                                                  ========        ========        ========

Earnings (Loss) per Share (Note 12)
 Basic                                                            $   (.87)       $    .57        $    .51
                                                                  ========        ========        ========

 Diluted                                                          $   (.87)       $    .56        $    .50
                                                                  ========        ========        ========

Weighted Average Shares (Note 12)
 Basic                                                              32,316          32,213          28,826
                                                                  ========        ========        ========

 Diluted                                                            32,316          33,132          29,685
                                                                  ========        ========        ========











The accompanying notes are an integral part of these consolidated financial statements.




Trex Medical Corporation                                                        1999 Financial Statements

                                        Consolidated Balance Sheet

(In thousands)                                                                   October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Assets
Current Assets:
 Cash and cash equivalents (includes $34,054 under repurchase                      $  8,075      $  42,709
   agreement with affiliated company in fiscal 1998)
 Advance to affiliate                                                                 8,801              -
 Accounts receivable, less allowances of $3,538 and $2,667                           49,137         72,622
 Inventories (Note 9)                                                                58,112         76,268
 Prepaid and refundable income taxes (Note 5)                                        19,685          6,479
 Other current assets                                                                 2,357          3,154
                                                                                   --------      ---------

                                                                                    146,167        201,232
                                                                                   --------      ---------

Property, Plant, and Equipment, at Cost, Net (Note 9)                                15,892         19,099
                                                                                   --------      ---------

Other Assets                                                                            702            938
                                                                                   --------      ---------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                         114,266        121,252
                                                                                   --------      ---------

                                                                                   $277,027      $ 342,521
                                                                                   ========      =========


Trex Medical Corporation                                                        1999 Financial Statements

                                  Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                              October 2,     October 3,
                                                                                       1999           1998
------------------------------------------------------------------------------ ------------- --------------

Liabilities and Shareholders' Investment
Current Liabilities:
 Accounts payable                                                                  $ 15,065      $  23,809
 4.2% subordinated convertible note, due to parent company (Note 6)                   8,000              -
 Current maturities of long-term obligations (Note 6)                                   377            435
 Accrued payroll and employee benefits                                                6,487          8,606
 Accrued warranty costs                                                               7,696          9,004
 Customer deposits                                                                    5,231          3,126
 Accrued commissions                                                                  5,055          7,383
 Accrued restructuring costs (Note 9)                                                 3,702              -
 Accrued income taxes (includes $3,998 due to parent company in                         614          4,647
   fiscal 1998; Note 9)
 Other accrued expenses (Note 2)                                                     17,499         17,170
 Due to affiliated companies                                                          2,163          1,112
                                                                                   --------      ---------

                                                                                     71,889         75,292
                                                                                   --------      ---------

Deferred Income Taxes (Note 5)                                                          964            435
                                                                                   --------      ---------

Long-term Obligations (Note 6):
 4.2% Subordinated convertible note, due to parent company                                -          8,000
 Other                                                                                  177            631
                                                                                   --------      ---------

                                                                                        177          8,631
                                                                                   --------      ---------

Minority Interest                                                                       216            117
                                                                                   --------      ---------

Commitments and Contingencies (Notes 2, 7, and 8)

Shareholders' Investment (Notes 3 and 4):
 Common stock, $.01 par value, 50,000,000 shares                                        341            341
   authorized; 34,139,967 shares issued
 Capital in excess of par value                                                     213,022        213,513
 Retained earnings                                                                   14,153         42,222
 Treasury stock at cost, 2,136,725 and 5,625 shares                                 (21,634)           (94)
 Deferred compensation                                                                 (579)             -
 Accumulated other comprehensive items                                               (1,522)         2,064
                                                                                   --------      ---------

                                                                                    203,781        258,046
                                                                                   --------      ---------

                                                                                   $277,027      $ 342,521
                                                                                   ========      =========





The accompanying notes are an integral part of these consolidated financial statements.




Trex Medical Corporation                                                        1999 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                                                 Year Ended
                                                                  ----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
------------------------------------------------------------ -------------- --------------- --------------

Operating Activities
 Net income (loss)                                                 $(28,069)      $ 18,204        $ 14,674
 Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
     Depreciation and amortization                                    8,649          7,381           4,996
     Provision for losses on accounts receivable                      2,220            697             170
     Minority interest expense                                          138              -               -
     Increase in deferred income taxes                                  529            213              52
     Noncash restructuring costs (Note 9)                             2,335              -               -
     Other noncash items (Note 9)                                    10,256           (375)            (67)
     Changes in current accounts, excluding the
       effects of acquisitions:
        Accounts receivable                                          20,183        (12,783)        (15,840)
        Inventories                                                   6,354        (21,014)        (10,331)
        Other current assets                                        (12,583)        (1,314)            470
        Accounts payable                                             (8,157)        (1,157)          1,302
        Other current liabilities                                    (1,021)        (9,039)          8,480
                                                                   --------       --------        --------

          Net cash provided by (used in) operating                      834        (19,187)          3,906
            activities
                                                                   --------       --------        --------

Investing Activities
 Acquisitions, net of cash acquired (Note 2)                              -        (37,446)              -
 Advances to affiliate, net                                          (8,801)             -               -
 Purchases of property, plant, and equipment                         (4,074)        (4,503)         (5,461)
 Proceeds from sale of property, plant, and                             343            610               -
   equipment
                                                                   --------       --------        --------

          Net cash used in investing activities                     (12,532)       (41,339)         (5,461)
                                                                   --------       --------        --------

Financing Activities
 Net proceeds from issuance of Company common stock                       -         68,684           4,141
   (Note 3)
 Purchases of Company common stock                                  (22,647)             -               -
 Repayment of short-term borrowings and capital lease                  (414)        (1,323)            (62)
    obligations
                                                                   --------       --------        --------

          Net cash provided by (used in) financing                 $(23,061)      $ 67,361        $  4,079
             activities
                                                                   --------       --------        --------



Trex Medical Corporation                                                        1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                 Year Ended
                                                                  ----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
------------------------------------------------------------ -------------- --------------- --------------

Exchange Rate Effect on Cash                                       $   125        $   (616)       $      -
                                                                   -------        --------        --------

Increase (Decrease) in Cash and Cash Equivalents                   (34,634)          6,219           2,524
Cash and Cash Equivalents at Beginning of Year                      42,709          36,490          33,966
                                                                   -------        --------        --------

Cash and Cash Equivalents at End of Year                           $ 8,075        $ 42,709        $ 36,490
                                                                   =======        ========        ========

Cash Paid For
 Interest                                                          $   529        $    336        $    182
 Income taxes                                                      $ 5,615        $ 17,635        $  8,304

Noncash Activities
 Fair value of assets of acquired companies                        $     -        $ 73,821        $      -
 Cash paid for acquired companies                                        -         (39,862)              -
                                                                   -------        --------        --------

   Liabilities assumed of acquired companies                       $     -        $ 33,959        $      -
                                                                   =======        ========        ========





























The accompanying notes are an integral part of these consolidated financial statements.


Trex Medical Corporation                                                        1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Comprehensive Income
Net Income (Loss)                                                 $(28,069)       $ 18,204        $ 14,674
                                                                  --------        --------        --------
Other Comprehensive Items:
 Foreign currency translation adjustment                            (3,586)          2,064               -
                                                                  --------        --------        --------

                                                                  $(31,655)       $ 20,268        $ 14,674
                                                                  ========        ========        ========

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning of year                                     $    341        $    289        $    286
 Net proceeds from issuance of Company common stock (Note 3)             -              52               3
                                                                  --------        --------        --------

 Balance at end of year                                                341             341             289
                                                                  --------        --------        --------

Capital in Excess of Par Value:
 Balance at beginning of year                                      213,513         144,787         139,667
 Net proceeds from issuance of Company common stock (Note 3)             -          66,892           4,116
 Activity under employees' and directors' stock plans                 (491)            834              22
 Tax benefit related to employees' and directors'                        -           1,000             982
  stock plans
                                                                  --------        --------        --------

 Balance at end of year                                            213,022         213,513         144,787
                                                                  --------        --------        --------

Retained Earnings:
 Balance at beginning of year                                       42,222          24,018           9,344
 Net income (loss)                                                 (28,069)         18,204          14,674
                                                                  --------        --------        --------

 Balance at end of year                                             14,153          42,222          24,018
                                                                  --------        --------        --------

Treasury Stock:
 Balance at beginning of year                                          (94)              -               -
 Activity under employees' and directors' stock plans                1,107             (94)              -
 Purchases of Company common stock                                 (22,647)              -               -
                                                                  --------        --------        --------

 Balance at end of year                                            (21,634)            (94)              -
                                                                  --------        --------        --------

Deferred Compensation (Note 4):
 Balance at beginning of year                                            -               -               -
 Issuance of restricted stock under employees' stock                  (615)              -               -
   plans, net of forfeitures
 Amortization of deferred compensation                                  36               -               -
                                                                  --------        --------        --------

 Balance at end of year                                           $   (579)       $      -        $      -
                                                                  --------        --------        --------



Trex Medical Corporation                                                        1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                     $  2,064        $      -        $      -
 Other comprehensive items                                          (3,586)          2,064               -
                                                                  --------        --------        --------

 Balance at end of year                                             (1,522)          2,064               -
                                                                  --------        --------        --------

                                                                  $203,781        $258,046        $169,094
                                                                  ========        ========        ========






































The accompanying notes are an integral part of these consolidated financial statements.


Trex Medical Corporation                                                        1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Trex Medical Corporation (the Company) operates in two segments: Medical
Imaging and Dental Imaging. The Medical Imaging segment designs, manufactures, and markets mammography equipment, minimally invasive digital breast-biopsy systems, and general-purpose and specialized medical X-ray equipment. The Dental
Imaging segment designs, manufactures, and markets dental X-ray systems.

Relationship with ThermoTrex Corporation and Thermo Electron Corporation
      The Company was incorporated in September 1995 as a wholly owned subsidiary of ThermoTrex Corporation. As of October 2, 1999, ThermoTrex owned
22,879,568 shares of the Company's common stock, representing 71% of such stock outstanding. ThermoTrex is an 80%-owned subsidiary of Thermo Electron
Corporation. As of October 2, 1999, Thermo Electron owned 2,242,121 shares of the Company's common stock, representing 7% of such stock outstanding.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest
September 30. References to fiscal 1999, 1998, and 1997 are for the years ended
October 2, 1999, October 3, 1998, and September 27, 1997, respectively. Fiscal
1999 and 1997 each included 52 weeks; 1998 included 53 weeks.

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

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings (Loss) per Share
      Basic earnings (loss) per share have been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the period.
Diluted earnings per share for fiscal 1998 and 1997 have been computed assuming the conversion of the Company's convertible note and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.


1.    Nature of Operations and Summary of Significant Accounting Policies
     (continued)

Cash and Cash Equivalents
      At fiscal year-end 1998, $34,054,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement. At fiscal year-end 1999 and 1998, the Company's cash and equivalents also include cash held in accounts in the United
States and foreign countries.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.
      In addition, under this arrangement, amounts borrowed from Thermo Electron for domestic cash management purposes bear interest at the 30-day Dealer
Commercial Paper Rate plus 150 basis points, set at the beginning of each month.
The Company has no borrowings under this arrangement at October 2, 1999.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                              1999     1998
--------------------------------------------------------------------------------------- --------- --------

Raw Materials and Supplies                                                               $27,312   $34,316
Work in Process                                                                           15,070    18,195
Finished Goods                                                                            15,730    23,757
                                                                                         -------   -------

                                                                                         $58,112   $76,268
                                                                                         =======   =======
      The Company periodically reviews the quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.


1.    Nature of Operations and Summary of Significant Accounting Policies
     (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 31.5 years;
machinery and equipment, 3 to 8 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                              1999     1998
--------------------------------------------------------------------------------------- --------- --------

Land                                                                                     $ 1,299   $ 1,299
Buildings                                                                                  4,631     4,213
Leasehold Improvements                                                                     1,630     3,421
Machinery and Equipment                                                                   21,594    20,476
                                                                                         -------   -------

                                                                                          29,154    29,409
Less:  Accumulated Depreciation and Amortization                                          13,262    10,310
                                                                                         -------   -------

                                                                                         $15,892   $19,099
                                                                                         =======   =======
Other Assets
      Other assets in the accompanying balance sheet includes the cost of specifically identifiable intangible assets. The intangible assets are amortized using the straight-line method over their estimated useful lives, which range from one to five years. At fiscal year-end 1999 and 1998, these assets were
$702,000 and $938,000, respectively, net of accumulated amortization of $694,000 and $277,000, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods of 15 to 40 years.
Accumulated amortization was $12,310,000 and $8,817,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.
If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Comprehensive Income
      During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for the three years presented.

1.    Nature of Operations and Summary of Significant Accounting Policies
     (continued)

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

Presentation
      Certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.

2.    Acquisitions

      In April 1998, the Company acquired the outstanding stock of Trophy
Radiologie S.A., a French manufacturer of dental and medical X-ray systems specializing in digital dental technology. The purchase price consisted of $23,979,000 in cash and the repayment of $8,707,000 of debt. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $33,044,000, which is being amortized over 40 years.
      In October 1997, the Company's XRE Corporation subsidiary acquired substantially all of the assets of Digitec Corporation for $7,176,000 in cash, subject to certain liabilities. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $7,531,000, which is being amortized over 15 years. Digitec is a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures.
      These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition.
Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.
      Based on unaudited data, the following table presents selected financial information for the Company and Trophy on a pro forma basis, assuming that the businesses had been combined since the beginning of fiscal 1997. The effect of the acquisition of Digitec is not included in the pro forma results as it was not material to the Company's results of operations.

(In thousands except per share amounts)                                                     1998      1997
---------------------------------------------------------------------------- --------- ---------- ---------

Revenues                                                                               $ 305,078  $ 305,329
Net Income                                                                                16,025     12,426
Earnings per Share:
 Basic                                                                                       .50        .43
 Diluted                                                                                     .49        .43

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Trophy been made at the beginning of fiscal 1997.
      In connection with acquisitions, the Company has undertaken a restructuring of the acquired businesses. In connection with these restructuring activities, which are accounted for in accordance with the requirements of Emerging Issues Task Force Pronouncement (EITF) No. 95-3, as part of the cost of the acquisitions, the Company established reserves as detailed below. In accordance with the requirements of EITF 95-3, the Company finalizes its restructuring plans no later than one year from the date of acquisition.


2.    Acquisitions (continued)

      Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet. A summary of the changes in accrued acquisition expenses follows:

                                                                  Severance
                                                                                        Excess
                                                                                   Facilities
(In thousands)                                                Medical      Dental      Dental       Total
                                                             Imaging-    Imaging-    Imaging-
                                                              Bennett      Trophy      Trophy
--------------------------------------------------------- ------------ ----------- ----------- -----------

Balance at September 28, 1996                                 $   579      $    -      $    -      $   579
 Usage                                                           (290)          -           -         (290)
                                                              -------      ------      ------      -------

Balance at September 27, 1997                                     289           -           -          289
 Reserves established                                               -       1,014         621        1,635
 Usage                                                           (289)       (429)          -         (718)
 Currency translation                                               -          42          45           87
                                                              -------      ------      ------      -------

Balance at October 3, 1998                                          -         627         666        1,293
 Reserves established                                               -       1,352         372        1,724
 Usage                                                              -        (375)       (573)        (948)
 Currency translation                                               -        (174)        (61)        (235)
                                                              -------      ------      ------      -------

Balance at October 2, 1999                                    $     -      $1,430      $  404      $ 1,834
                                                              =======      ======      ======      =======

      The reserves established in fiscal 1998 and 1999 primarily related to severance across all functions at Trophy's operations in France and the U.S., abandonment of sales offices in the U.S., Japan, and Europe, and abandonment of manufacturing facilities in Europe. The Company expects to pay the severance costs during the first half of fiscal 2000 and the abandoned-facility costs over the term of facility leases, which expire primarily though fiscal 2001.
      As part of the cost of ThermoTrex's 1992 acquisition of Lorad, a reserve was established for legal fees and other costs associated with a patent infringement suit that existed prior to the acquisition. The balance of this reserve was approximately $1,100,000 at fiscal year-end 1999 and 1998, and is included in other accrued expenses in the accompanying balance sheet. This suit was brought by Fischer Imaging Corporation, alleging that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages under this lawsuit, with respect to sales occurring prior to October 16, 1995, the date Lorad was transferred to the Company. Any payments received under such indemnity would be treated as a contribution to shareholders' investment. A second patent infringement lawsuit with respect to Lorad's breast-biopsy system was filed by Fischer in April 1998. These lawsuits have been consolidated into a single lawsuit. An unsuccessful resolution of this matter could have a material adverse effect on the Company's future results of operations and financial position.



3.    Common Stock

Sale of Common Stock
      In February 1998, the Company sold 5,175,000 shares of its common stock in a public offering at $13.75 per share, for net proceeds of $66,944,000.

Reserved Shares
      As of October 2, 1999, the Company had reserved 3,718,000 unissued shares of its common stock for possible issuance under stock-based compensation plans and conversion of the Company's 4.2% subordinated convertible note, due to parent company.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and ThermoTrex.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 206,000 shares at a weighted average exercise price of $16.96 per share elected to participate in this exchange and, as a result, received options to purchase 103,000 shares of Company common stock at $10.98 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In June 1999, the Company awarded 112,900 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $635,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period. At fiscal year-end 1999, 3,500 of these shares have been forfeited.


4.    Employee Benefit Plans (continued)

      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  -------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            2,042    $12.55              $12.24      1,381     $11.14
                                                                      1,760
 Granted                                          1,140      7.47       427     13.79        512      15.82
 Exercised                                           -          -       (70)    11.57         (2)     11.00
 Forfeited                                         (563)    12.06       (75)    13.32       (131)     14.58
 Canceled due to exchange                          (206)    16.96         -         -          -          -
                                                  -----               -----                -----

Options Outstanding, End of Year                  2,413    $ 9.89     2,042    $12.55      1,760     $12.24
                                                  =====    ======     =====    ======      =====     ======

Options Exercisable                               2,413    $ 9.89     2,042    $12.55      1,760     $12.24
                                                  =====    ======     =====    ======      =====     ======

Options Available for Grant                         501                 286                  238
                                                  =====               =====                =====

      A summary of the status of the Company's stock options at October 2, 1999, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                   Number            Weighted            Weighted
                                                               of             Average             Average
                                                           Shares           Remaining            Exercise
                                                   (In thousands)    Contractual Life               Price
---------------------------------------------- ------------------- ------------------- -------------------

$  4.06 - $  7.40                                             398           6.7 years               $ 5.59
    7.41 -   10.73                                            655           6.1 years                 8.30
  10.74 -   14.07                                           1,200           7.7 years                11.48
  14.08 -   17.40                                             160           7.4 years                15.14
                                                            -----

$  4.06 - $17.40                                            2,413           7.1 years               $ 9.89
                                                            =====

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1997, the program was sponsored by ThermoTrex and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.



4.    Employee Benefit Plans (continued)

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been as follows:

(In thousands except per share amounts)                                         1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Net Income (Loss):
 As reported                                                                $(28,069)  $ 18,204   $ 14,674
 Pro forma                                                                   (29,219)    17,200     14,071

Basic Earnings (Loss) per Share:
 As reported                                                                   (.87)        .57        .51
 Pro forma                                                                     (.90)        .53        .49

Diluted Earnings (Loss) per Share:
 As reported                                                                   (.87)        .56        .50
 Pro forma                                                                     (.90)        .53        .48

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $2.80, $4.96, and $7.88 in fiscal 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Volatility                                                                       30%        28%        26%
Risk-free Interest Rate                                                         5.4%       5.5%       6.5%
Expected Life of Options                                                    5.1 years 5.1 years  8.5 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.



4.    Employee Benefit Plans (continued)

401(k) Savings Plan
      The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $1,469,000, $1,340,000, and $1,080,000 in fiscal 1999, 1998, and 1997, respectively.

5.    Income Taxes

      The components of income (loss) before income taxes and minority interest are as follows:

(In thousands)                                                                 1999       1998       1997
------------------------------------------------------------------------- ---------- ---------- ----------

Domestic                                                                    $(40,089)  $29,873    $ 27,464
Foreign                                                                          180       (33)          -
                                                                            -------    -------    --------

                                                                            $(39,909)  $29,840    $ 27,464
                                                                            ========   =======    ========

      The components of the income tax (provision) benefit are as follows:

(In thousands)                                                                 1999       1998       1997
------------------------------------------------------------------------- ---------- ---------- ----------

Currently Refundable (Payable):
 Federal                                                                    $ 7,504    $ (9,035)   $ (9,913)
 State                                                                         (303)     (2,588)     (2,677)
 Foreign                                                                       (681)       (132)          -
                                                                            -------    --------    --------

                                                                              6,520     (11,755)    (12,590)
                                                                            -------    --------    --------

Net Prepaid (Deferred):
 Federal                                                                      5,111          92        (172)
 State                                                                          347          27         (28)
                                                                            -------    --------    --------

                                                                              5,458         119        (200)
                                                                            -------    --------    --------

                                                                            $11,978    $(11,636)   $(12,790)
                                                                            =======    ========    ========

      The Company receives a tax deduction upon exercise of nonqualified stock options by its employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1,000,000 and $982,000 of such benefits that have been allocated to capital in excess of par value in fiscal 1998 and 1997, respectively.




5.    Income Taxes (continued)

      The income tax (provision) benefit in the accompanying statement of operations differs from the (provision) benefit calculated by applying the statutory federal income tax rate of 35% to income (loss) before income taxes and minority interest due to the following:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Income Tax (Provision) Benefit at Statutory Rate                            $ 13,968   $(10,444)  $ (9,612)
Increases (Decreases) Resulting From:
 State income taxes, net of federal tax                                        1,802     (1,665)    (1,758)
 Amortization of cost in excess of net assets of acquired                       (558)      (566)      (541)
  companies
 Research and development tax credits                                            750        972          -
 Increase in valuation allowance                                              (4,042)         -          -
 Foreign tax rate differential                                                  (113)         -          -
 Other, net                                                                      171         67       (879)
                                                                            --------   --------   --------

                                                                            $ 11,978   $(11,636)  $(12,790)
                                                                            ========   ========   ========

      Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Prepaid Income Taxes:
 Inventory basis difference                                                             $ 6,194    $ 2,215
 Reserves and accruals                                                                    5,793      3,991
 Net operating loss carryforward                                                          5,726      1,684
 Accrued compensation                                                                       480        273
                                                                                        -------    -------

                                                                                         18,193      8,163
 Less:  Valuation allowance                                                               5,308      1,266
                                                                                        -------    -------

                                                                                        $12,885    $ 6,897
                                                                                        =======    =======

Deferred Income Taxes:
 Depreciation and amortization                                                          $ 1,382    $   853
                                                                                        =======    =======

      Included in deferred income taxes in the accompanying fiscal year-end 1999 and 1998 balance sheet is $418,000 of long-term prepaid income taxes related to net operating losses carryforwards, net of valuation allowance.
      The valuation allowance at fiscal year-end 1999 and 1998 relates to net operating loss carryforwards. The utilization of such losses is subject to various limitations. The valuation allowance increased primarily due to losses in fiscal 1999 that were not benefited. As of October 2, 1999, the Company had approximately $8,600,000 of federal loss carryforwards that expire from 2005 through 2019 and $35,000,000 of state loss carryforwards. Any tax benefit resulting from the use of $5,000,000 of the federal loss carryforwards will first be used to reduce cost in excess of net assets of acquired companies.




6.    Long-term Obligations

      The Company has outstanding an $8,000,000 principal amount 4.2% subordinated convertible note, due to parent company on September 30, 2000, convertible into shares of the Company's common stock at $11.79 per share. In addition, at fiscal year-end 1999 and 1998, the Company had other borrowings and capital lease obligations outstanding of $554,000 and $1,066,000, respectively.
      The annual requirements for these long-term obligations as of October 2, 1999, are $8,377,000 in fiscal 2000; $23,000 in fiscal 2001; $24,000 in fiscal
2002; $26,000 in fiscal 2003; $28,000 in fiscal 2004; and $76,000 in fiscal 2005 and thereafter. Total requirements of long-term obligations are $8,554,000.

7.    Commitments and Contingencies

Commitments
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of operations includes expenses from operating leases of $3,385,000, $3,507,000, $2,894,000 in fiscal 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at October 2, 1999, are $2,385,000 in fiscal
2000; $2,370,000 in fiscal 2001; $2,377,000 in fiscal 2002; $2,314,000 in fiscal
2003; $1,784,000 in fiscal 2004; and $8,886,000 in fiscal 2005 and thereafter.
Total future minimum lease payments are $20,116,000.
      During fiscal 1999, the Company entered into certain purchase commitments aggregating $5,535,000, of which $820,000 is payable in calendar 1999, $3,080,000 in calendar 2000, and $1,635,000 in calendar 2001.

Contingencies
      In October 1998, a former employee filed a lawsuit against the Company alleging theft of trade secrets related to the high-transmission cellular
(HTC)(TM) grid, a component for some of the Company's mammography systems.
      Trophy has filed a lawsuit against Schick Technologies, Inc. alleging infringement of a Trophy patent relating to dental X-ray apparatus. Schick has filed a counterclaim against Trophy alleging infringement of a Schick patent that also relates to dental X-ray apparatus. Each of the parties is seeking a declaration that the opposing party's patent is invalid, a permanent injunction, treble damages, and attorneys' fees and expenses.
      See Note 2 for a discussion of certain other litigation.
      The Company intends to vigorously defend itself against these lawsuits and counterclaims. However, given the inherent uncertainties of dispute resolutions, management cannot predict the outcome of these matters. An unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial condition.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $1,933,000, $2,264,000, and $2,293,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the


8.    Related-party Transactions (continued)

Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo
Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Related-party Revenues
      ThermoLase Corporation, a majority-owned subsidiary of ThermoTrex, engaged the Company to design and manufacture the laser used in ThermoLase's laser-based hair-removal system. During fiscal 1999, 1998, and 1997, the Company recorded
$3,414,000, $2,902,000, and $11,390,000, respectively, of revenue under this arrangement. As a result of ThermoLase exiting the hair-removal business, the Company does not expect future sales to ThermoLase.
      Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermo Electron, the Company manufactures an X-ray source, pursuant to written purchase orders, that is used as a component in a fill-measuring device produced by Thermedics Detection. During fiscal 1999, 1998, and 1997, the Company recorded $43,000, $406,000, and $37,000, respectively, of revenues under this arrangement.

Vendor Agreement
      During 1995, the Company placed an order with Thermo Electron's wholly owned Tecomet division for $2,500,000 for the design and production of high-transmission cellular grids, which were received through fiscal 1999.
During fiscal 1999, 1998, and 1997, the Company purchased high-transmission cellular grids valued at $1,352,000, $486,000, and $678,000, respectively, from Tecomet under this arrangement. During fiscal 1998, the Company purchased additional grids from Tecomet for $311,000 under other arrangements.

Research and Development Agreement
      In October 1995, the Company and ThermoTrex entered into a license agreement under which the Company undertook to fund approximately $6.0 million of ThermoTrex's research and development efforts related to direct-detection digital imaging technology in certain medical imaging fields. In fiscal 1998 and 1997, the Company recorded $2,200,000 and $2,000,000, respectively, of expense under this agreement, which concluded in fiscal 1998. In fiscal 1999, the Company paid $500,000 to ThermoTrex for certain research and development efforts related to digital mammography technology.

Subordinated Convertible Note
      The Company issued a subordinated convertible note to ThermoTrex as discussed in Note 6.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.

9.    Restructuring and Related Costs

      During fiscal 1999, the Company's Medical Imaging segment experienced a decline in business due to the loss of an OEM customer, lower demand for its products resulting from a decline in the radiographic market, and a decline in sales of cardiac catheterization systems. In response, the Company initiated certain restructuring activities in fiscal 1999, including consolidation of manufacturing facilities and headcount reductions to achieve material cost improvements and focus on cost efficiencies, as described below. Certain of these actions commenced in February 1999, while most commenced in May 1999. In addition, during the fourth quarter of fiscal 1999, the Dental Imaging segment initiated similar restructuring actions. The Company intends to complete implementation of its restructuring plans in the first half of fiscal 2000.


9.    Restructuring and Related Costs (continued)

      During fiscal 1999, the Company recorded $23,795,000 of restructuring and related costs, including restructuring costs of $9,890,000 and inventory and warranty provisions of $13,905,000. The restructuring costs are primarily in connection with the consolidation of the Company's Bennett X-Ray Corporation and Continental X-Ray Corporation facilities into the Company's Danbury,
Connecticut, and Littleton, Massachusetts, sites and, to a lesser extent, actions to reduce costs in other operations. Restructuring costs in the Medical
Imaging segment were $9,292,000 and include $2,250,000 for facility-closing costs, net of assumed sublease income; $2,002,000 to write off leasehold improvements at facilities to be closed and to write down fixed assets to their estimated disposal value; $2,349,000 for severance for 308 employees across all functions, 162 of whom were terminated in fiscal 1999; $1,299,000 of costs that related to the consolidation and relocation of facilities, which were recorded in the period in which they were incurred; $1,059,000 for retention bonuses that were earned; and $333,000 for the loss on the sale of a business. Restructuring costs of $598,000 in the Dental Imaging segment represent severance for 40 employees across all functions, 7 of whom were terminated in fiscal 1999.
      In connection with these actions, the Company expects to record approximately $2,200,000 of additional costs as they are incurred over the first half of fiscal 2000 for costs not permitted as charges currently, pursuant to EITF 94-3. These additional costs primarily represent costs for certain employee and business relocation and related costs in the Medical Imaging segment and severance in the Dental Imaging segment.
      The inventory and warranty charge of $13,905,000, which is included in cost of revenues in the accompanying statement of operations, includes
$10,222,000 to establish inventory provisions and $1,057,000 to terminate purchase commitments for products that have become obsolete due to planned product changes or excess as a result of the recent decline in demand. The largest component of the inventory charge was recorded as a result of the August
1999 decision by the United States Food and Drug Administration (FDA) to deny the Company's 510(k) filing for its digital mammography system and resulting design changes expected to be made to the system. Provisions resulting from other planned product and technology changes, as well as decreased sales of certain products at the Company's Lorad division, are also principal components of the inventory charge. The warranty charge of $2,626,000 represents estimated costs to address certain product warranty issues including costs associated with corrective actions to be taken with respect to certain previously sold mammography products.

      A summary of the changes in accrued restructuring costs is as follows:

                                                                          Facility-   Other (b)      Total
(In thousands)                                                 Severance    closing
                                                                              Costs
------------------------------------------------------------ ------------ ---------- ----------- ----------

Balance at October 3, 1998                                       $     -    $     -    $      -    $     -
 Provision charged to expense (a)                                  2,947      2,250       2,358      7,555
 Usage                                                            (1,952)         -      (1,879)    (3,831)
 Currency translation                                                (22)                     -        (22)
                                                                 -------    -------    --------    -------
                                                                          -

Balance at October 2, 1999                                       $   973    $ 2,250    $    479    $ 3,702
                                                                 =======    =======    ========    =======

(a) Reflects restructuring costs of $7.0 million and $0.6 million recorded by the Medical Imaging and Dental Imaging segments, respectively. Excludes
    Medical Imaging segment charges of $2.6 million for warranty provisions, $1.1 million for termination of purchase commitments, and $10.2 million for noncash inventory provisions, all of which were included in cost of revenues; and other noncash charges of $2.0 million for an asset write-down and $0.3 million for the loss on the sale of a business.
(b) Includes provisions in fiscal 1999 of $1.3 million for facilities-consolidation costs incurred during the period and $1.1 million for retention bonuses.


9.    Restructuring and Related Costs (continued)

      The aggregate future cash expenditures for restructuring will include amounts accrued at October 2, 1999, as well as future costs that will be incurred in fiscal 2000. These amounts total $5.9 million, of which $4.4 million will be paid during fiscal 2000 and the balance will be paid over the term of facility leases expiring through 2005.

10.   Significant Customers, Business Segments, and Geographical Information

      Sales of Medical Imaging products to one customer accounted for 14% of the Company's total revenues in fiscal 1999. Sales of Medical Imaging products to another customer accounted for 14% and 17% of the Company's total revenues in fiscal 1998 and 1997, respectively. This customer was acquired by another corporation in September 1998 and, in the fourth quarter of fiscal 1998, agreed to pay the Company a one-time fee of $4.7 million in lieu of purchasing products for which it was contractually obligated, which was recorded as revenue in the accompanying fiscal 1998 statement of operations. The Company did not have sales to the customer after fiscal 1998.
      The Company's businesses operate in two segments: Medical Imaging and Dental Imaging. The Medical Imaging segment designs, manufactures, and markets mammography equipment, minimally invasive digital breast-biopsy systems, and general-purpose and specialized medical X-ray equipment. The Dental Imaging segment designs, manufactures, and markets dental X-ray systems.
      In fiscal 1999, 1998, and 1997, respectively, the Company's Medical
Imaging segment derived revenues from sales of breast-imaging products of $92,541,000, $120,609,000, and $108,980,000 and from general and specialized radiology products of $81,197,000, $121,586,000, and $120,314,000.

(In thousands)                                                                  1999      1998        1997
--------------------------------------------------------------------------- --------- ---------- ---------

Business Segment Information

Revenues:
 Medical Imaging                                                            $173,738  $242,195   $ 229,294
 Dental Imaging                                                               67,866    24,769           -
                                                                            --------  --------   ---------

                                                                            $241,604  $266,964   $ 229,294
                                                                            ========  ========   =========

Income (Loss) Before Income Taxes and Minority Interest:
 Medical Imaging (a)                                                        $(35,219) $ 31,288   $  28,098
 Dental Imaging (b)                                                           (1,824)   (1,181)          -
 Corporate (c)                                                                (2,648)   (2,536)     (2,752)
                                                                            --------  --------   ---------

 Total operating income (loss)                                               (39,691)   27,571      25,346
 Interest and other income (expense), net                                       (218)    2,269       2,118
                                                                            --------  --------   ---------

                                                                            $(39,909) $ 29,840   $  27,464
                                                                            ========  ========   =========

Total Assets:
 Medical Imaging                                                            $199,403  $239,210   $ 194,975
 Dental Imaging                                                               63,972    68,932           -
 Corporate (d)                                                                13,652    34,379      34,462
                                                                            --------  --------   ---------

                                                                            $277,027  $342,521   $ 229,437
                                                                            ========  ========   =========



10.   Significant Customers, Business Segments, and Geographical Information (continued)

(In thousands)                                                                   1999     1998        1997
--------------------------------------------------------------------------- ---------- --------- ---------

Depreciation and Amortization:
 Medical Imaging                                                            $  6,382   $ 6,281   $   4,996
 Dental Imaging                                                                2,267     1,100           -
                                                                            --------   -------   ---------

                                                                            $  8,649   $ 7,381   $   4,996
                                                                            ========   =======   =========

Capital Expenditures:
 Medical Imaging                                                            $  2,796   $ 4,049   $   5,461
 Dental Imaging                                                                1,278       454           -
                                                                            --------   -------   ---------

                                                                            $  4,074   $ 4,503   $   5,461
                                                                            ========   =======   =========

Geographical Information

Revenues (e):
 United States                                                              $ 178,455  $244,790  $ 229,294
 France                                                                        36,294    19,163          -
 Other                                                                         26,855     3,011          -
                                                                            ---------  --------  ---------

                                                                            $ 241,604  $266,964  $ 229,294
                                                                            =========  ========  =========

Long-lived Assets (f):
 United States                                                              $  13,468  $ 16,591  $  16,415
 France                                                                         1,650     1,821          -
 Other                                                                            774       687          -
                                                                            ---------  --------  ---------

                                                                            $  15,892  $ 19,099  $  16,415
                                                                            =========  ========  =========

Export Revenues Included in United States Revenues Above (g):               $  27,997  $ 46,168  $  39,035
                                                                            =========  ========  =========

(a) Reflects restructuring and related costs of $23.2 million in fiscal 1999.
(b) Reflects restructuring costs of $0.6 million in fiscal 1999.
(c) Primarily general and administrative expenses.
(d) Primarily cash and cash equivalents.
(e) Revenues are attributed to countries based on selling location.
(f) Includes property, plant, and equipment, net, and other long-term tangible assets.
(g) In general, export revenues are denominated in U.S. dollars.

11.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, current maturities of long-term obligations, amounts due to affiliated companies, and its 4.2% subordinated convertible note. The carrying amounts of these financial instruments, excluding its 4.2% subordinated convertible note, approximate fair value due to their short-term nature. The fair value of the Company's $8,000,000 principal amount 4.2% subordinated convertible note (Note 6), determined based on quoted market prices, was $7,740,000 and $9,290,000 at fiscal year-end 1999 and 1998, respectively, and differed from the carrying amount primarily due to the market interest rates exceeding the coupon rate of the convertible note at fiscal year-end 1999 and the market price of the Company's common stock exceeding the conversion price of the convertible note at fiscal year end 1998.


12.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                        1999        1998      1997
------------------------------------------------------------------------- ---------- ----------- ---------

Basic
Net Income (Loss)                                                           $(28,069)  $ 18,204    $14,674
                                                                            --------   --------    -------

Weighted Average Shares                                                       32,316     32,213     28,826
                                                                            --------   --------    -------

Basic Earnings (Loss) per Share                                             $   (.87)  $    .57    $   .51
                                                                            ========   ========    =======

Diluted
Net Income (Loss)                                                           $(28,069)  $ 18,204    $14,674
Effect of Convertible Note                                                        -         202        202
                                                                            --------   --------    -------

Income (Loss) Available to Common Shareholders,                             $(28,069)  $ 18,406    $14,876
 as Adjusted
                                                                            --------   --------    -------

Weighted Average Shares                                                       32,316     32,213     28,826
Effect of:
 Convertible note                                                                  -        679        679
 Stock options                                                                     -        240        180
                                                                            --------   --------    -------

Weighted Average Shares, as Adjusted                                          32,316     33,132     29,685
                                                                            --------   --------    -------

Diluted Earnings (Loss) per Share                                           $   (.87)  $    .56    $   .50
                                                                            ========   ========    =======

      Options to purchase 2,413,000, 252,000, and 316,000 shares of common stock were not included in the computation of diluted earnings per share for fiscal
1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock and, in fiscal 1999, due to the Company's net loss position.
      In addition, the computation of diluted loss per share for fiscal 1999 excludes the effect of assuming the conversion of the Company's $8,000,000 principal amount of 4.2% subordinated convertible debentures, convertible at $11.79 per share, because the effect would be antidilutive due to the Company's net loss position.


13.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                              First   Second (a) Third (b)  Fourth (c)
------------------------------------------------------------- ---------- ----------- ---------- ----------

Revenues                                                        $64,929    $ 60,186    $63,138    $ 53,351
Gross Profit                                                     25,536      20,037     11,410      14,769
Net Loss                                                         (1,491)     (4,204)   (14,302)     (8,072)
Basic and Diluted Loss per Share                                  (.04)       (.13)      (.45)       (.25)

1998                                                          First (d)      Second  Third (e)     Fourth
------------------------------------------------------------- ---------- ----------- ---------- ----------

Revenues                                                        $64,121    $ 67,347    $72,100    $ 63,396
Gross Profit                                                     27,011      27,883     30,939      29,161
Net Income                                                        4,361       5,225      5,628       2,990
Earnings per Share:
 Basic                                                              .15         .16        .17         .09
 Diluted                                                            .15         .16        .16         .09

(a) Reflects restructuring costs of $0.6 million.
(b) Reflects restructuring and related costs of $18.1 million.
(c) Reflects restructuring and related costs of $5.1 million.
(d) Reflects the October 1997 acquisition of Digitec.
(e) Reflects the April 1998 acquisition of Trophy.






Trex Medical Corporation                                                        1999 Financial Statements

                                 Report of Independent Public Accountants

To the Shareholders and Board of Directors of Trex Medical Corporation:

      We have audited the accompanying consolidated balance sheet of Trex
Medical Corporation (a Delaware corporation and 71%-owned subsidiary of
ThermoTrex Corporation) and subsidiaries as of October 2, 1999, and October 3,
1998, the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended October 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trex Medical
Corporation and subsidiaries as of October 2, 1999, and October 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1999, in conformity with generally accepted accounting principles.



                                    Arthur Andersen LLP



Boston, Massachusetts
November 8, 1999


Trex Medical Corporation                                                        1999 Financial Statements

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

Overview

      The Company operates in two segments: Medical Imaging and Dental Imaging.
The Medical Imaging segment designs, manufactures, and markets mammography equipment, minimally invasive digital breast-biopsy systems, and general-purpose and specialized medical X-ray equipment. The Company sells its products principally through dealers and direct sales. The Company is the world's largest manufacturer of mammography systems and also manufactures minimally invasive digital breast-biopsy systems, which provide a low-cost, less-invasive alternative to open surgery for the biopsy of suspicious breast lesions. All of the Company's general-purpose X-ray systems as well as its digital radiographic/fluoroscopic (R/F) system, which is used to diagnose gastrointestinal disorders and other problems, are now part of the Trex Heritage
Series line of products. The Company also manufactures and markets specialized
X-ray imaging systems called cardiac catheterization laboratories (cath labs) that are used during diagnostic and interventional vascular and cardiac procedures, such as balloon angioplasty. In addition, the Company manufactures electrophysiology products that aid doctors in diagnosing and treating cardiac arrhythmia.
      Through Trophy Radiologie, which was acquired in fiscal 1998 and represents the Company's Dental Imaging segment, the Company manufactures digital and conventional dental X-ray systems. Trophy is based just outside
Paris and sells its dental imaging systems in the U.S. through the Company's
TREXTrophy Dental division.
      The Company conducts all of its manufacturing operations, other than those of Trophy, in the United States and sells its products worldwide. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. The Company may use forward contracts to reduce its exposure to currency fluctuations.
      During fiscal 1999, the Company experienced a decline in business due to the loss of an OEM customer, lower demand for its products resulting from a decline in the radiographic market, and a decline in sales of cardiac catheterization systems. In response, the Company initiated certain restructuring activities in fiscal 1999, including consolidation of manufacturing facilities and headcount reductions to achieve material cost improvements and focus on cost efficiencies (Note 9). In connection with these actions, the Company expects to record approximately $2.2 million of additional costs as they are incurred over the first half of fiscal 2000 for costs not permitted as charges currently, pursuant to the requirements of Emerging Issues
Task Force Pronouncement No. 94-3. These additional costs primarily include costs for certain employee and business relocation and related costs in the Medical Imaging segment and severance in the Dental Imaging segment. The Company plans to complete implementation of its restructuring plans in the first half of fiscal 2000. The Company estimates that it will achieve operating savings of approximately $9-$10 million in fiscal 2000 as a result of the cost reductions.
In addition to undertaking restructuring actions, the Company is in the process of reorganizing its product distribution channels by consolidating and reassigning certain dealer relationships.


Overview (continued)

      In August 1999, the Company received notification from the United States
Food and Drug Administration (FDA) denying its 510(k) filing for its digital mammography system. In September, the Company received a letter from the FDA indicating that the FDA believes that a pre-market approval (PMA) application, followed by significant post-approval screening trials, may be the more viable option for obtaining market clearance for digital mammography systems. A PMA is generally more burdensome than a 510(k), because it applies to devices considered to be of higher risk. In light of the FDA's letter, the Company continues to evaluate its options relating to marketing authorization. For example, the Company may incorporate the data that formed the basis of its 510(k) application into a PMA application for submission to the FDA. After such submission, the Company may implement various design and engineering changes that may require additional preapproval clinical trials, but there can be no assurance regarding the timing or results of the submission of a new filing to the FDA or such clinical trials.

Results of Operations

Fiscal 1999 Compared with Fiscal 1998
      Revenues decreased to $241.6 million in fiscal 1999 from $267.0 million in fiscal 1998. Revenues increased $44.8 million as a result of the inclusion for the full fiscal 1999 year of revenues from Trophy, which was acquired in April
1998 and represents the Dental Imaging segment. Revenues in the Medical Imaging segment decreased $68.5 million to $173.7 million. Revenues decreased at Lorad by $29.8 million, due to the termination of an OEM contract with U.S. Surgical, which accounted for $38.0 million of revenues in fiscal 1998. This decrease was offset in part by higher demand for mammography systems and mammography system upgrade components. Revenues decreased at XRE by $21.4 million, primarily due to lower demand and the inclusion in fiscal 1998 of a $9.0 million cardiac catheterization system sale to a Russian customer. Revenues decreased at Bennett and Continental, primarily due to lower demand in both businesses for general-purpose X-ray systems and lower demand at Continental for radiographic/fluoroscopic systems. The Company's backlog at October 2, 1999, decreased to $45.6 million from $62.7 million at October 3, 1998, primarily due to a decline in orders in the Medical Imaging segment, as well as ThermoLase's decision to exit the hair-removal business. As a result of the decline in backlog and based on the volume of bookings in October and November 1999, the Company expects to report lower comparative sales and operating results in the first quarter of fiscal 2000. The Company believes that this decline in business is due in part to the consolidation of facilities and a reorganization of its distribution system; however, there can be no assurance that this trend will not continue.
      The gross profit margin decreased to 30% in fiscal 1999 from 43% in fiscal
1998. Excluding fiscal 1999 inventory and warranty provisions of $13.9 million
(Note 9), the gross profit margin was 35% in fiscal 1999. The gross profit margin decreased primarily due to a lower contribution toward fixed costs as a result of lower sales at each of the Medical Imaging segment's operating units.
      Selling, general, and administrative expenses as a percentage of revenues increased to 29% in fiscal 1999 from 21% in fiscal 1998, primarily due to a decrease in revenues in the Medical Imaging segment and due to the inclusion of expenses of the Dental Imaging segment, which has higher costs as a percentage of revenues, for the full fiscal 1999 year. The Dental Imaging segment's selling, general, and administrative expenses as a percentage of revenues were 37% in fiscal 1999. Selling, general, and administrative expenses were $69.2 million in fiscal 1999, compared with $55.0 million in fiscal 1998, and increased $15.6 million due to the inclusion for the full fiscal 1999 year of costs in the Dental Imaging segment.


Fiscal 1999 Compared with Fiscal 1998 (continued)
      Research and development expenses were unchanged at $32.4 million in fiscal 1999 and 1998. An increase of $4.6 million due to the inclusion for the full fiscal 1999 year of expenses in the Dental Imaging segment was offset by reduced spending in the Medical Imaging segment, primarily for costs associated with full-field digital mammography while the Company evaluated the FDA's latest guidelines for product approval.
      The Company recorded restructuring costs of $9.9 million in fiscal 1999, primarily in connection with the consolidation of certain of its facilities and, to a lesser extent, actions to reduce costs in other operations. Of the total restructuring costs, $9.3 million was recorded by the Medical Imaging segment and $0.6 million was recorded by the Dental Imaging segment The Company expects to record an additional $2.2 million of costs, primarily for certain employee and business relocation and related costs in the Medical Imaging segment and severance in the Dental Imaging segment, and intends to complete implementation of its restructuring plans in the first half of fiscal 2000
(Note 9).
      Interest income decreased to $0.6 million in fiscal 1999 from $2.6 million in fiscal 1998, due to lower average invested balances due in part to repurchases of Company common stock in fiscal 1999. Interest expense includes interest associated with the 4.2% subordinated convertible note issued to ThermoTrex and short-term borrowings in the Dental Imaging segment.
      The effective tax rate in fiscal 1999 was a benefit of 30%, compared with an effective rate of 39% in fiscal 1998. The effective tax rates varied from the statutory federal income tax rate primarily due to foreign tax losses not benefited in the Dental Imaging segment, state tax losses not benefited in the Medical Imaging segment, and nondeductible amortization of cost in excess of net assets of acquired companies in fiscal 1999; and the impact of state income taxes and nondeductible amortization in fiscal 1998.
      Minority interest expense in fiscal 1999 represents earnings allocable to minority investors in Trophy's joint ventures.
      The Company is a defendant in two patent infringement lawsuits (Note 2) and a lawsuit alleging the Company misappropriated certain other technology owned by a third party (Note 7). An unsuccessful resolution of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial position.

Fiscal 1998 Compared With Fiscal 1997
      Revenues increased 16% to $267.0 million in fiscal 1998 from $229.3 million in fiscal 1997, primarily due to the inclusion of $24.8 million of revenues from Trophy, which was acquired in April 1998 (Note 2) and represents the Digital Imaging segment. Revenues in the Medical Imaging segment increased
$3.5 million due to the inclusion of revenues from Digitec, which was acquired in October 1997 (Note 2). Excluding the impact of revenues from Digitec, revenues in the Medical Imaging segment increased 4% in fiscal 1998. Revenues increased $5.6 million at XRE due to a $9.0 million shipment to a customer in Russia and, to a lesser extent, an increase in direct and dealer sales of cardiac catheterization laboratories due to higher demand. These increases were offset in part by a decrease in international sales of cardiac catheterization laboratories to OEM customers due to XRE shifting from OEM to direct and dealer sales. Revenues at Lorad increased as a result of $9.0 million of higher demand for mammography systems and mammography system upgrade components and, to a lesser extent, increased sales of mobile X-ray systems. These increases at Lorad were offset in part by a decline in sales of its laser systems and components to ThermoLase, a majority-owned subsidiary of ThermoTrex (Note 8). Revenues at Bennett increased primarily due to higher demand for mammography systems. These increases at Bennett were offset in part by a decline in sales of general-purpose X-ray systems to international customers, due in part to the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates and the economic crisis in the Far East. The increase in revenues at each of the Company's divisions discussed above was offset in part by a decrease in revenues at Continental, primarily due to a decrease in sales of electrophysiology equipment.


Fiscal 1998 Compared With Fiscal 1997 (continued)
      The gross profit margin increased to 43% in fiscal 1998 from 39% in fiscal
1997, primarily due to increased sales of higher-margin products at a majority of the Medical Imaging segment's operations as well as the effect on gross profit of $4.7 million due from an OEM customer in lieu of purchasing products for which it had been contractually obligated (Note 10). To a lesser extent, the gross profit margin increased due to manufacturing efficiencies, primarily at Bennett.
      Selling, general, and administrative expenses as a percentage of revenues increased to 21% in fiscal 1998 from 18% in fiscal 1997, primarily due to the inclusion of expenses of the Dental Imaging segment, which has higher costs as a percentage of revenues.
      Research and development expenses increased to $32.4 million in fiscal
1998 from $24.7 million in fiscal 1997, primarily due to $3.9 million of increased spending in the Medical Imaging segment's XRE and Lorad units, as a result of the Company's continuing efforts to develop and commercialize new products, including the full-field digital mammography system and direct-detection X-ray sensor, as well as enhancing existing systems. To a lesser extent, research and development expenses increased due to the inclusion of expenses of the Dental Imaging segment.
      Interest income increased to $2.6 million in fiscal 1998 from $1.9 million in fiscal 1997, primarily due to interest income earned on the invested proceeds from the Company's sale of common stock in February 1998 (Note 3). Interest expense, related party, was $0.3 million in both periods.
      The effective tax rates were 39% and 47% in fiscal 1998 and 1997, respectively. The effective tax rate decreased in fiscal 1998 primarily due to research and development tax credits and the resolution of certain tax contingencies. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

Liquidity and Capital Resources

      Consolidated working capital was $74.3 million at October 2, 1999, compared with $125.9 million at October 3, 1998. Included in working capital are cash and cash equivalents of $8.1 million at October 2, 1999, compared with $42.7 million at October 3, 1998. In addition, as of October 2, 1999, the
Company had $8.8 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo
Electron Corporation, which became effective June 1999, amounts invested with Thermo Electron were included in cash and cash equivalents.
      Operating activities provided $0.8 million of cash in fiscal 1999. A decrease in accounts receivable provided $20.2 million of cash during the year, due to lower revenues at a majority of the Company's subsidiaries. A decrease in inventories provided $6.4 million of cash, primarily due to lower inventory levels in response to current sales trends and the effect of facilities consolidation. A tax refund of $7.2 million resulting from the tax benefit for the year and an increase in prepaid taxes contributed to a $12.6 million increase in other current assets. Accounts payable decreased $8.2 million, primarily as the result of lower inventory levels. A decrease in other accrued liabilities, primarily as a result of federal and state income tax payments, was offset in part by a net increase in accrued restructuring charges of $3.7 million, recorded in connection with the restructuring actions commenced in the third quarter of fiscal 1999. The Company expects to expend approximately $5.9 million in cash for these and additional restructuring costs that will be incurred in fiscal 2000, of which $4.4 million will be paid during fiscal 2000 and the balance will be paid over the term of facility leases expiring through 2005. The Company expects to spend $1.8 million in the future for accrued acquisition expenses, including $1.4 million in the first half of fiscal 2000 and the remainder over the term of leases expiring primarily though fiscal 2001.
      In connection with the acquisition of U.S. Surgical by Tyco International, Ltd., and U.S. Surgical's decision to focus on other areas of its business, the Company has committed to purchase inventories that had been sold to U.S.
Surgical in prior periods. Estimated payments under the purchase obligation, which aggregates approximately $5.5 million, are as follows: $0.8 million in calendar 1999, $3.1 million in calendar 2000, and $1.6 million in calendar 2001.


Liquidity and Capital Resources (continued)

      Excluding the advance to affiliate activity, the Company's investing activities during the year primarily consisted of $4.1 million expended for purchases of property, plant, and equipment. The Company expects to make capital expenditures of approximately $3.6 million during fiscal 2000.
      In November 1999, the Company's Continental subsidiary sold a building for $3.3 million in cash and a small operating division for $0.4 million in cash.
      The Company's Board of Directors has authorized the repurchase by the Company, through various dates ending on December 22, 1999, of up to $25.0 million of its common stock in the open market, or in negotiated transactions.
As of October 2, 1999, the Company had repurchased $22.6 million of its common stock pursuant to such authorizations, using available working capital to fund the purchases.
      The maturity of the Company's $8.0 million convertible note to ThermoTrex will adversely affect the Company's liquidity in the fourth quarter of fiscal
2000. Excluding the debt to ThermoTrex, the Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future, however, Thermo Electron has expressed its willingness to lend the Company up to $10 million for short-term liquidity should the need arise.

Market Risk

      The Company is exposed to market risk from changes in equity prices, interest rates, and foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Equity Prices
      The Company's convertible obligation is sensitive to fluctuations in the price of the Company's common stock into which the obligation is convertible.
Changes in equity prices would result in changes in the fair value of the Company's convertible obligation due to the difference between the current market price and the market price at the date of issuance of the financial instrument. Because the fiscal year-end 1999 market equity price of the Company's common stock of $3.813 per share was significantly below the convertible price of $11.79 per share, a 10% change in the market equity price would not materially affect the net fair value of the Company's convertible obligation. A 10% increase in the fiscal year-end 1998 market equity prices would have resulted in a negative impact of $0.5 million on the net fair value of the Company's convertible obligation.

Interest Rates
      The Company's cash, cash equivalents, and advance to affiliate are sensitive to changes in interest rates. Interest rate changes would result in a change in the interest income due to the difference between the current interest rates on cash, cash equivalents, and advance to affiliate and the rate that these financial instruments may adjust to in the future. A 10% decrease in fiscal year-end 1999 and 1998 market interest rates would result in a negative impact of $0.1 million on the Company's net income.
      In addition, the Company's convertible obligation is sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of this financial instrument due to the difference between the market interest rate and the rate at the date of issuance of the financial instrument.
A 10% decrease in fiscal year-end 1999 and 1998 market interest rates would result in a negative impact of $0.1 million on the net fair value of the Company's convertible obligation.


Market Risk (continued)

Foreign Currency Exchange Rates
      The Company views its investment in its foreign subsidiaries as long-term.
The Company's investment in its foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in French francs.
The effect of a change in foreign exchange rates on the Company's net investment in its foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in fiscal year-end 1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a reduction of the Company's shareholders' investment of $3.4 million and $4.2 million, respectively.

Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, products, and operations. The
Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products; (iii) assessing the year 2000 readiness of its key suppliers and vendors; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and non-information technology systems will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and non-information technology systems for year 2000 compliance, has been substantially completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical non-information technology systems, which efforts included testing the year 2000 readiness of its manufacturing, utility, and telecommunications systems at its critical facilities. During phase two of its program, the Company remediated any material noncompliant systems or non-information technology systems identified during phase one. The Company has upgraded or replaced its material noncompliant information technology systems.
In many cases, such upgrades or replacements were made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements.
There can be no assurance that the Company has identified all of the year 2000 problems with its critical information technology systems and non-information technology systems.
      The Company has also tested and evaluated the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant or not date sensitive. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. Certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant nor capable of being upgraded to make them year 2000 compliant. The Company has made upgrades and/or has potential solutions for all currently supplied products available to customers or dealers.
      The Company has assessed the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company developed and distributed questionnaires relating to year 2000 compliance to its significant suppliers and vendors. No significant supplier or vendor has indicated that it believes its business operations will be materially disrupted by the year 2000 issue.


Year 2000 (continued)

Contingency Plan
      The Company has developed a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
The plan identifies and secures alternate suppliers. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products and significant suppliers, and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. Year 2000 costs relating to products and facilities were funded from working capital. All internal costs and related external costs other than capital additions related to year 2000 remediation have been expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Reasonably Likely Worst Case Scenario
      At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that certain of the Company's material suppliers or vendors experience business disruptions due to the year 2000 issue and are unable to provide materials and services to the Company on time. The
Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time. If the Company believes that any of its key suppliers or vendors may not be year 2000 compliant, it will seek to identify and secure other suppliers or vendors as part of its contingency plan.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware.
In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue, and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


Trex Medical Corporation                                                        1999 Financial Statements

                                        Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important risk factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

      Risks Associated with Acquisition Strategy. The Company's strategy has included the acquisition of businesses and technologies that complement or augment the Company's existing product lines. For example, in October 1995, the Company acquired its Bennett subsidiary, a manufacturer of general-purpose X-ray and mammography equipment; in May 1996, the Company acquired substantially all of the assets and liabilities of XRE, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; in September 1996, the Company acquired substantially all of the assets and liabilities of Continental, a manufacturer of general-purpose and specialized X-ray systems; in October 1997, the Company acquired substantially all of the assets, subject to certain liabilities, of Digitec, a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures; and, in April
1998, the Company acquired the outstanding stock of Trophy, a French manufacturer of dental and medical X-ray systems, specializing in digital dental technology. There can be no assurance that the Company will be able to successfully integrate any acquired businesses.

      Intense Competition. The Company encounters and expects to continue to encounter intense competition. The Company believes that its products compete on the basis of product features, product performance and reputation, price, and service. The Company's competitors include large multinational corporations and their operating units, including GE Medical Systems, the Philips Medical Systems subsidiary of Philips N.V., Siemens AG, Toshiba, and Shimadzu Corporation. These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, the Company's Dental Imaging segment competes outside the U.S. with Planmeca OY,
Sirona Dental Systems, and the Soredex division of Orion Corporation. In the
U.S., the Dental Imaging segment's competitors include Schick Technologies,
Inc., Dexis, the Gendex and New Image divisions of DENTSPLY International, Inc.,
Sygnus Imaging, and the Dent-X subsidiary of AFP Imaging Corporation.



      Risks Associated With Patent and Other Litigation. In April 1992, Fischer
Imaging Corporation commenced a lawsuit in the United States District Court,
District of Colorado, against the Company's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. In April 1998, Fischer filed a second lawsuit in the same court against Lorad, alleging that its manufacture of breast-imaging equipment and breast-biopsy systems incorporating a digital-imaging system, which includes Lorad's prone breast-biopsy system, infringes a second Fischer patent on a motorized mammographic biopsy apparatus, which was issued April 7, 1998. Each of these suits requests a permanent injunction, treble damages, and attorneys' fees and expenses. These two lawsuits have been consolidated into a single lawsuit. If the Company is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling its Trex Universal Breast Biopsy
System (formerly called the StereoGuide) without a license from Fischer. No assurance can be given that the Company will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, the Company may be subject to damages for past infringement. No assurance can be given as to whether the Company will be subject to such damages or the amount of damages that the Company may be required to pay.
      In connection with the organization of the Company, ThermoTrex
Corporation, the Company's parent, agreed to indemnify the Company for any and all cash damages in connection with the April 1992 Fischer lawsuit with respect to sales of the Company's products occurring prior to October 16, 1995, when
Lorad was transferred to the Company. As of October 2, 1999, the Company had recognized aggregate revenues of approximately $157.5 million from sales of such systems, of which $34.4 million represents sales prior to October 16, 1995.
Notwithstanding this indemnification, the Company would be required to report as an expense the full amount, including any reimbursable amount, of any damages, with any indemnification payment it receives from ThermoTrex being treated as a contribution to shareholders' investment.
      On October 20, 1998, a former employee filed a lawsuit in Danbury, Connecticut, Superior Court against the Company alleging theft of trade secrets related to the high-transmission cellular (HTC)(TM) grid, a component for some of the Company's mammography systems.
      The Company's Trophy division is party to a lawsuit in the United States
District Court for the Eastern District of New York against Schick Technologies,
Inc., alleging infringement of a Trophy patent relating to dental X-ray apparatus. Schick has filed a counterclaim against Trophy alleging infringement of a Schick patent that also relates to dental X-ray apparatus. Each of the parties is seeking a declaration that the opposing party's patent is invalid, a permanent injunction, treble damages, and attorneys' fees and expenses.
      The unfavorable outcome of any one or more of the above described matters could have a material adverse effect on the Company's business, results of operations, and financial position. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company may be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

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



      Government Regulation, No Assurance of Regulatory Approval. The Company's products are subject to regulation by the United States Food and Drug
Administration (FDA) regulations governing the use and marketing of medical devices and equivalent regulations in foreign countries. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls or seizures of products, injunctions, and criminal prosecutions. Obtaining regulatory approvals is a lengthy, expensive, and uncertain process. There can be no assurance that foreign regulatory agencies will grant the necessary clearances or that the process to obtain such clearances will not be excessively expensive or lengthy.
      Most of the Company's products have been classified by the FDA as Class II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) pre-market notification process, which is generally shorter than the more involved pre-market approval (PMA) process. The 510(k) pre-market notification process analyzes whether a product is substantially equivalent to (or as safe and effective as) a legally marketed device. The Company believes that most of its currently anticipated future products and substantial modifications to existing products will be eligible for the 510(k) pre-market notification process. However, the FDA has not yet classified full-field digital mammography systems such as the one being developed by the Company. In December
1997, the Company submitted a 510(k) application with clinical data for its full-field digital mammography system. In August 1999, the Company received a letter from the FDA notifying the Company that based on the data provided, the Company's full-field digital mammography system was not substantially equivalent to analog, or "film screen," mammography. In September, the Company received a letter from the FDA indicating that the FDA believes that a PMA application, followed by significant post-approval screening trials, may be a more viable option for obtaining clearance to market a full-field digital mammography system. The Company is reevaluating its strategy based on this new information from the FDA. For example, the Company may incorporate the data that formed the basis of its 510(k) submission into a PMA submission. After submission, the Company may implement various design and engineering changes that may require additional preapproval clinical trials. However, there can be no assurance that the Company will be able to provide the FDA with the data it is seeking or that such data will be sufficient to permit the FDA to clear the Company's full-field digital mammography system for marketing. Regardless of whether a 510(k) or a PMA is finally accepted by the FDA, there can be no assurance that the product will ultimately receive FDA marketing clearance or approval. Further, there can be no assurance that the necessary regulatory clearances for any of the Company's other products currently under development or developed in the future will be obtained on a timely basis, if at all.
      In addition, full-field digital mammography systems will be subject to alternative quality assurance standards under the Mammography Quality Standards
Act. These alternate standards will be submitted by the Company to the FDA for review. The Company can make no prediction as to when the FDA will approve such standards, if at all.
      FDA regulations also require manufacturers of medical devices to adhere to current good manufacturing practices as set forth in the Quality System
Regulation (QSR). These include testing, quality control, and documentation procedures. Enforcement of QSRs has increased significantly in the last several years and is generally stricter for facilities where PMA products are manufactured. If the Company or any of its facilities was determined to be in noncompliance, and it was not possible to convince the FDA of the adequacy of compliance, the FDA could impose penalties or other remedies, including a recall or temporary suspension of product shipments or withholding of marketing clearances or approvals until compliance was achieved. These penalties or remedies could have a material adverse effect on the Company's business and results of operations. No assurances can be given that the FDA will not in the future find the Company to be in violation of the QSRs or that equivalent agencies in foreign countries will not in the future find the Company to be in violation of such equivalent regulations.
      The Company's manufacturing facilities are subject to periodic inspection by the FDA. The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping, and reporting. The FDA may also require post-market testing and surveillance programs of devices to monitor a product's effects.
Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and/or criminal prosecutions.



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

      Risks Associated With International Operations. International sales accounted for 38%, 26%, and 17% of the Company's revenues in fiscal 1999, 1998, and 1997, respectively. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect; foreign customers may have longer payment cycles; currency exchange rates may vary; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; and foreign intellectual property laws offer varying levels of protection against competition, and those intellectual property rights that do exist may be more difficult to enforce.

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

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




Trex Medical Corporation                                                        1999 Financial Statements

                                      Selected Financial Information

                                                                                                   Nine
                                                                                                  Months
                                                                Year Ended                       Ended (e)
                                            --------------------------------------------------------------
(In thousands except per share               Oct. 2,    Oct. 3,   Sept. 27,Sept. 28,  Sept. 30,  Sept. 30,
amounts)                                     1999(a)   1998 (b)   1997 (c)  1996 (d)      1995      1995
------------------------------------------ ---------- ---------- --------- ---------- ---------- ---------
                                                                                    (Unaudited)
Statement of Operations Data
Revenues                                    $241,604   $266,964   $229,294  $150,195   $ 70,505   $ 55,291
Net Income (Loss)                            (28,069)    18,204    14,674      9,344      3,592      3,483
Earnings (Loss) per Share:
 Basic                                         (.87)        .57       .51        .40        .18        .17
 Diluted                                       (.87)        .56       .50        .39        .18        .17

Balance Sheet Data
Working Capital                             $ 74,278   $125,940   $79,649   $ 59,834              $ 13,171
Total Assets                                 277,027    342,521   229,437    204,061               102,374
Long-term Obligations                            177      8,631     8,047      8,109                     -
Shareholders' Investment                     203,781    258,046   169,094    149,297                80,010

(a) Reflects a $23.8 million pretax charge for restructuring and related costs.
(b) Reflects the October 1997 and April 1998 acquisitions of Digitec and Trophy, respectively, and the Company's sale of its common stock in February 1998 for net proceeds of $66.9 million.
(c) Reflects the Company's sale of its common stock in December 1996 for net proceeds of $4.1 million. (d) Reflects the May 1996 and September 1996 acquisitions of XRE and Continental, respectively, and the Company's private placements of common stock in November 1995 and January 1996 and initial public offering of common stock in July 1996, for aggregate net proceeds of $67.7 million.
(e) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the
    Company's 39-week transition period ended September 30, 1995, is presented.





Trex Medical Corporation                                                        1999 Financial Statements

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TXM. The following table sets forth the high and low sale prices of the Company's common stock for 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                         Fiscal 1999        Fiscal 1998
Quarter                                                             High        Low       High        Low
-------------------------------------------------------------- ---------- ---------- ---------- ----------

First                                                            $14 3/8   $  5 1/2  $15  7/16    $12 1/16
Second                                                             8 3/4      5 7/8   19   1/8     13 1/4
Third                                                              6 1/2      4 1/4   19 11/16     16
Fourth                                                             6 1/8      3 5/8   18   1/4     11 3/4


      As of October 29, 1999, the Company had 485 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 29, 1999, was $3 per share.

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

      American Stock Transfer & Trust Company
      Shareholder Services Department
      40 Wall Street, 46th Floor
      New York, New York 10005
      (718) 921-8200

Shareholder Services
      Shareholders of Trex Medical Corporation who desire information about the Company are invited to contact the Investor Relations Department, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046,
(781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive annual reports and press releases as quickly as possible. All material is available at http://www.thermo.com/subsid/txm1.html on Thermo Electron's Internet site.

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended October 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Friday, March 10, 2000, at 9 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.